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Follow-Up Materials

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REGISTRANT'S NAME BHP Billiton PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

FILE NO. 82- 4647 FISCAL YEAR 6-30-02

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OICF/BY: dlw

DATE : 11/5/02

BHP BILLITON PLC ANNUAL REPORT 2002

STABILITY GROWTH VALUE



bhpbilliton

Stability. Growth. Value . . .

Contents

About this Report

BHP Billiton was created through the Dual Listed Companies (DLC) merger of BHP Limited (now BHP Billiton Limited) and Billiton Plc (now BHP Billiton Plc), on 29 June 2001.

BHP Billiton Limited and BHP Billiton Plc continue to exist as separate companies, but operate on a combined basis as BHP Billiton. The headquarters of BHP Billiton Limited, and the global headquarters of the combined BHP Billiton Group, are located in Melbourne, Australia. BHP Billiton Plc is located in London, United Kingdom. Both companies have identical Boards of Directors and are run by a unified management team. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole.

The laws in Australia and the UK require us to adopt a different approach to reporting results. This Annual Report deals with the affairs of the BHP Billiton Group.

Copies of the Annual Reports for BHP Billiton Plc and BHP Billiton Limited (Concise Report and Combined Financial Statements) can be found on **www.bhpbilliton.com**. Shareholders may also request a copy by telephoning (44 20) 7747 3977

Throughout this Report, the terms BHP Billiton, the Company, the Merger and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHaP Billiton Plc and subsidiary companies. The term 'the merger' has a corresponding meaning.

Throughout the Report, a reference to a year is to a financial year unless otherwise indicated

BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia. Registered Office: Level 45, 600 Bourke Street, Melbourne Victoria 3000. Australia
BHP Billiton Plc. Registration Number 3196209. Registered in England and Wales. Registered Office: 1 3 Strand, London WC2N 5HA United Kingdom.

Excellence at the asset level is the foundation of our business

BHP Billiton is the largest diversified resources company in the world

We are distinguished from other resources companies by the quality of our outstanding assets; our deep inventory of growth projects; our customer-focused marketing; our diversification across countries, commodities, markets and shareholders; our Petroleum business; and our innovation.

Our vision is to earn superior returns for shareholders as the world's premier supplier of natural resources and related products and services. To this end, the Company's Strategic Framework sets out eight imperatives. They are:

1. Zero harm to people and the environment
2. Operating excellence
3. Project evaluation and execution
4. Serving customers best
5. Portfolio management
6. Funding and capital management
7. Value-adding growth
8. Creative thinking, commercial judgement and transaction execution

Excellence at the asset level is the foundation of our business. Our assets are organised into Customer Sector Groups (CSGs) based on natural customer-oriented groupings. Marketing is conducted through our two 'hubs' in The Hague and Singapore. This structure allows us to focus on the needs of our customers. The Annual Report presents our 2002 results, strategic direction, and operational reviews of the CSGs.

Aluminium

'By delivering expansion projects in line with approved milestones, we will strengthen our position as one of the world's leading low-cost producers of aluminium.'

14

Energy Coal

'We are moving forward with growth projects to reinforce our low-cost supply position, while building on our capabilities to deliver enhanced customer service.'

20

Base Metals

'While tempering production to reflect today's lower demand, we are progressing our development projects in readiness for future recovery in the market.'

16

Petroleum

'Following considerable success in meeting our growth objectives, we are progressing our exploration and development activities to underpin future production capability.'

22

Carbon Steel Materials

'As well as pushing ahead with our growth projects, we are determined to protect the competitive position and attractive margins we maintain in our key markets.'

18

Stainless Steel Materials

'Our focus is on reducing production costs and optimising productivity in order to enhance our position as a leading supplier of quality raw materials to the stainless steel industry.'

24



The merged Company

One should not spend too much time reflecting on the past, but it would be remiss of me not to revisit the merits of the merged Company's value proposition and then comment upon some of the opportunities that should add future value.

The merger has created a Company with an exceptional low-cost asset base. It has long-life operations, with outstanding commodity and country diversification. BHP Billiton is an industry leader or has a near-leader position in aluminium, metallurgical coal, seaborne steaming coal, copper, ferro alloys, iron ore and titanium minerals, and substantial interests in oil and gas, LNG, nickel, diamonds and silver.

Since the creation of BHP Billiton on 29 June 2001, there have been many outstanding initiatives undertaken and completed from a Board perspective. For the purposes of this review I would list the following initiatives as integral to the long-term wellbeing of the Group:

- The finalisation and publication of our Strategic Framework, which detailed the key value drivers that distinguished us from our competitors and outlined the strategic imperatives that will realise our full potential.
- The performance measures against which we have invited the market to judge us.
- The approval of 12 new projects involving aggregated capital investment of US$2.9 billion.
- A number of remarkable successes by our Petroleum exploration teams.
- The successful demerger of BHP Steel.
- A smooth transition of the Chief Executive Officer responsibilities from Paul Anderson to Brian Gilbertson.
- A restructure of the Board that will result in a downsizing from 17 members to 12.

How then do these initiatives transfer into value?

Creating value

There are a number of ways to measure a company's ability to create value: from an external perspective, by focusing on those value propositions that will drive its share price over time, or from an internal perspective by analysing its business fundamentals, e.g. strategy, operational effectiveness and the quality of its human resource assets.

The mining industry has often been characterised as highly cyclical and has had difficulty covering its cost of capital during economic downturns. However, a close analysis of our 2002 financial results gives an indication of how the Group is delivering on those external value drivers that contribute to sustained share price throughout the cycle.

- Our operating cash flows (after net interest and tax) were steady at US$3.9 billion for the year.
- Our strong balance sheet is reflected in improvements to key financial ratios – our gearing reduced to 35.0 per cent and Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) interest cover was strong at 11.0 times.

- EBITDA (before exceptional items) was US$4.9 billion, down only 7.2 per cent on last year's record level, notwithstanding much weaker commodity prices.
- Good progress was made towards the delivery of our merger target of US$270 million of ongoing benefits by the end of next financial year, with US$220 million being delivered in this year.

The Group, through portfolio diversification, is now able to lower the risk profile of its operations and increase expected returns over time.

Adherence to rigorous capital management disciplines (based on a business model that crafts value propositions for its customer base, as distinct from the traditional 'dig and deliver' model) will, in the short to medium term, deliver sustainable benefits and warrant a closer examination of how this Company is rated in the market.

It is difficult to attribute a figure to the value of the strategy, operational effectiveness and our human resource assets. When one considers the speed and excellence of execution of the merger transformation process, the various initiatives introduced under the Operating Excellence program, and the clear articulation of the strategic direction introduced to the market in April 2002, it could be argued that real value has already been delivered under the Dual Listed Companies structure. That can only be attributed to the quality of the human resources in the organisation, and augurs well for succession planning. This gives the Board confidence that we have a human resource asset base that is psychologically and financially stimulated to growing an efficient and productive Group.

Mention of the transformation process cannot pass without paying tribute to Paul Anderson, Brian Gilbertson and their management teams, who have led this complicated and delicate transaction with a vision and wisdom that has resulted in an outstanding outcome when it appeared that execution risk was a market concern for some time.

I am sure all shareholders join the Board in thanking all of our people for their efforts.

Social responsibility

The attributes of a consolidating industry – global reach and financial strength – are probably the greatest concerns of economically disadvantaged countries and sectors. Historically, large global resource companies had a choice of either taking the position that they were strong enough and had sufficient flexibility to avoid social issues, or being part of the solution.

To the industry's credit, they have chosen to take the responsible path and be part of the solution. This is the path that BHP Billiton has taken, and its significance is reflected in our strong commitment to the Global Mining Initiative, as outlined in the HSEC review on page 28 of this Report.

Corporate governance

As globalisation of investment flows continues, the availability of capital from international markets will increasingly move to those economies and companies that have sound corporate governance standards.

Good corporate governance is not difficult. Its principles are well understood and accepted.

It is unfortunate that we have witnessed a number of corporate collapses in recent times, which undermines the confidence of investors in reported financial results. What is required now is for companies like BHP Billiton to demonstrate that we are pursuing a culture of good corporate governance.

One of the benefits that emerges from a Dual Listed Companies structure is that we have to comply with the Corporations Laws and Stock Exchange listing rules in the various jurisdictions where we are listed and operate.

As you will observe from the Corporate Governance Statement on pages 38 to 46 in this Report, we comply with the various rules and regulations of those jurisdictions and adopt the better of the prevailing standards. This delivers an outcome that enshrines in our culture a desire to ensure that we continue to be at the forefront in delivering best practice in corporate governance, and that we maintain the support and confidence of all our stakeholders.

Succession planning of executives and Board members is a critical element of good corporate governance.

With regard to the Board, an undertaking was given at the time of the merger to review its size and composition.

Messrs Ben Alberts, John Conde, Derek Keys and Barry Romeril retired from the Board at the end of June 2002. Messrs John Jackson, John Ralph and Paul Anderson will retire from the Board at the conclusion of the Annual General Meeting in November 2002.

All of these members have made enormous contributions to the decisions of the Group and I am sure all shareholders join me in thanking them for their contributions, without which delivery of the merger transition would not have been possible.

Passing the baton

There is never a right time for a successful CEO to move on to new interests. However, in Paul Anderson's case, when one reviews the progress that has been made since November 1998, it can be argued that he has his timing right again. His achievements as CEO of BHP and latterly BHP Billiton, are too numerous to list here, but if we assess him on vision, trust, team leadership, creativity, integrity and community involvement, then he would have few peers. The financial performance speaks for itself, but I sum up Paul Anderson as a person who has a profound understanding of his own strengths and weaknesses; a very sound understanding of the motivations of people around him; a deep understanding of the tensions and trade-offs of the challenges of the external market – and he has delivered on goals. A job well done, and appreciated by all.

Paul has passed the baton to Brian Gilbertson, who has himself had much success building Billiton's business. Brian has been instrumental in leading the transformation process of the merger and has created a Strategic Framework against which the Company will be measured over time. We look forward to the opportunities that lie ahead for BHP Billiton under his leadership and to working with him in his role as Chief Executive.

Don Argus
Chairman



An international entity

The merger of BHP Limited and Billiton Plc on 29 June 2001 established a new leader in the global resources sector, one seeking superior shareholder returns as the world's premier supplier of natural resources and related products and services. Merger integration via the Dual Listed Companies structure was swift with our key business units being immediately organised into six Customer Sector Groups, supported by two marketing hubs – one in The Hague and one in Singapore. Today, we operate as a truly international entity, with some 38 000 employees currently working in more than 100 operations in 20 countries across the globe – serving our global base of shareholders and customers.

Stability and growth

The central tenet of the BHP Billiton business model is that our diversified portfolio of high-quality assets provides more stable cash flows and greater capacity for growth than the traditional resource cyclicals (or indeed many other industrial models). The results of the year provide striking support for this thesis. Despite current price weakness in many of our products, currency fluctuations, and demand-based production cut-backs at some of our major operations, our Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), excluding exceptional items, held steady at around US$1.2 billion in every quarter. Aggregated over the year, EBITDA (before exceptional items) was US$4.9 billion, down only 7.2 per cent on last year's record, notwithstanding much weaker commodity markets.

Even more striking was the underlying stability of our operating cash flows that (after paying all interest and taxes) held steady at US$3.9 billion, despite the environment of generally lower prices. These strong financials were reflected in other measures: EBITDA interest coverage rose from 8.5 times in 2001 to 11.0 times in the reporting year; gearing (net debt to net debt plus equity) declined from 38.4 per cent to 35.0 per cent; and net debt at 30 June 2002 was US$6.8 billion, a reduction of US$499 million over the year.

Our robust cash flows left us well placed to proceed methodically with the new growth projects that we flagged to shareholders at the time of the merger. During the year, we sanctioned 12 new growth projects involving an aggregate investment of US$2.9 billion.

The income statement

The difficult market conditions that prevailed throughout the year were reflected in Group turnover, which fell by 6.8 per cent to US$17.8 billion, due mainly to lower commodity prices and lower sales volumes.

Earnings before Interest and Tax (EBIT), excluding exceptional items, consequently declined to US $3.2 billion from US$3.6 billion last year, a reduction of 12.1 per cent.

Portfolio management
The demerger of BHP Steel in July 2002 was a landmark event, severing a link of many decades. The outcome was embraced by both organisations, launching BHP Steel as an independent, world-class steel business and releasing BHP Billiton to focus on its upstream interests. Strong demand for the BHP Steel shares, which were sold through the Sale Facility to participants under the Retail and Institutional offers, took the final price to A$2.80 per BHP Steel share. The 6 per cent retained by BHP Billiton and sold through the Sale Facility brought a cash benefit of US$75 million in July 2002. BHP Billiton Plc shareholders received approximately 149 million bonus shares to match the demerger value distributed to BHP Billiton Limited shareholders.

During the year, we also finalised our responsible exit from the Ok Tedi copper mine in Papua New Guinea, transferring our equity in the mine to an independent company established to support the future social and economic development of the people of Papua New Guinea. We announced the sale of our interest in the PT Arutmin Indonesia energy coal operations, and the acquisition, in conjunction with our partners, of the 50 per cent interest in Cerrejon Zona Norte energy coal mine in Colombia, bringing our interest in the overall company to 33 per cent.

The recent establishment of a seventh Customer Sector Group, to be known as Diamonds and Specialty Products, will bring integrated management and renewed focus to an important group of cash-generating businesses.

Progress for Petroleum
Our Petroleum exploration made good progress during 2002. We invested US$288 million in exploration and appraisal activities and were rewarded with a finding cost of US$1.59 per barrel of oil equivalent and a capitalisation rate of 47.6 per cent. Both of these figures represent top tier performance. In the Gulf of Mexico, appraisal wells at Mad Dog and Atlantis were successfully completed, leading to sanction of both projects. In Trinidad, the Kairi and Canteen wells project is built on our original exploration success in the Angostura field, and development work is well advanced to sanction this project during the coming year.

Negotiations with the Chinese government for the delivery of Liquefied Natural Gas (LNG) from the North West Shelf Venture (NWS) in Western Australia were ultimately successful. In terms of the agreement of August 2002, the NWS will be the preferred supplier to the development of the first phase of the Guangdong LNG Terminal and Trunkline Project in China. BHP Billiton acted as the owner's representative and worked closely with both the Western Australian Government and Australian Federal Government towards this outcome.

Merger benefits and cost savings
An important target announced at the time of the merger was the pursuit of ongoing benefits of US$270 million (before one-off costs) by the end of financial year 2003. Good progress was made towards this goal, with US$220 million being delivered in the year ended 30 June 2002. These benefits arose from a number of different areas, including Operating Excellence initiatives, strategic sourcing, changes to our marketing activities, access to lower-cost finance, and widespread operational savings.

A further target of US$500 million of cost savings and efficiency gains has been set for the next three years. A major part of this is expected to be delivered through the continuance of our Operating Excellence initiatives, together with savings from our simplified structure and processes, economies of scale from centrally-focused marketing activities and from productivity improvements at ongoing operations.

BHP Billiton people
I conclude with a tribute to Paul Anderson, who retired from his executive role of CEO and Managing Director on 1 July 2002. He served his shareholders well, restoring an ailing BHP to health and delivering a new industry leader from the BHP Billiton merger. He will surely be noted in the corporate annals as one of our most successful leaders and remembered with great affection by employees and shareholders alike.

Messrs Ben Albert, John Conde, Derek Keys and Barry Romeril retired from the Board at the end of June 2002. All four contributed much to the decisions of the Group, and particularly to those related to the merger. I personally shall miss the wise counsel of Mr Keys, from which I benefited for more than a decade.

At the end of a busy year, I give thanks to my colleagues across the Group for their contributions to making the merger an outstanding success and for delivering sound results in challenging times. Together, we shall strive in the year ahead to achieve our vision of building BHP Billiton into one of the world's premier companies.

Brian Gilbertson
Chief Executive

Financial Performance 02

BHP Billiton Group

US$ million	2002	2001	Change (%)
Turnover [a]	17 778	19 079	– 6.8%
EBIT excluding exceptional items	3 188	3 627	– 12.1%
Attributable profit excluding exceptional items	1 934	2 189	– 11.6%
Attributable profit including exceptional items	1 690	1 529	10.5%
Operating cash flow including dividends from joint ventures and associates and after net interest and tax	3 918	3 837	2.1%
Net operating assets (at 30 June)	22 394	21 712	3.1%
EBITDA interest coverage excluding exceptional items (times)	11.0	8.5	29.4%
Gearing at 30 June (%)	35.0	38.4	8.9%
Basic earnings per ordinary share excluding exceptional items (US cents)	32.1	36.8	– 12.8%
Basic earnings per ordinary share including exceptional items (US cents)	28.0	25.7	8.9%
Dividend per ordinary share			
BHP Billiton Plc (US cents)	13.0	12.0	
BHP Billiton Limited (US cents)	13.0		
BHP Billiton Limited (Australian cents)		24.7	

[a] Including share of joint ventures and associates.

TURNOVER

(including share of Joint Ventures and Associates)


25
20
15
10
5
0
US$ billion
US$17.8B
2000
2001
2002

ATTRIBUTABLE PROFIT

(excluding exceptional items)


2.5
2.0
1.5
1.0
0.5
0.0
US$ billion
US$1.9B
2000
2001
2002

DIVIDENDS TO SHAREHOLDERS


1000
800
600
400
200
0
US$ million
US$784M
2000
2001
2002

MARKET CAPITALISATION

(at 30 June 2002)


40
30
20
10
0
US$ billion
US$32.9B
Anglo American
Rio Tinto
Alcoa
BHP Billiton

BHP Billiton Marketing Hubs

'These dynamic, customer-focused centres allow our Customer Sector Groups to better respond to the changing needs of their markets.'


The Hague





Twin marketing hubs

Both our hubs in Singapore and The Hague support marketing teams tied to our product groups. These teams incorporate all the functions required to manage product marketing and distribution, from finished goods to final customer delivery. Product structuring and third-party aggregation and trading form part of the core capabilities of our marketing effort.


Singapore
1700-HOURS





The Hague

In The Hague, our emphasis is on aluminium, base metals, stainless steel materials, and the European energy market. Our freight and shared marketing infrastructure services teams are also housed here.

Singapore

In Singapore, our focus is on the Asian energy market, built around coal, oil and gas. The carbon steel materials marketing team is also located here.

Marketing and Financial Risk Management

Marketing

In order to deliver customer value, we are implementing a marketing strategy that we believe is unique in the global resources sector. Rather than manage our marketing effort on a project-by-project, site-by-site basis, we approach our total product and services offering on a global basis. For example, we can source products from different geographical regions and third parties. This allows us to provide a more complete product offering.

Marketing hubs in The Hague and Singapore spearhead our efforts, and these are augmented by customer solutions teams in all our major market areas across the globe. While the marketing teams are broadly aligned with the Customer Sector Groups, the use of common systems, philosophies and operating platforms facilitates cross-sector product offerings.

Our equity product, in combination with our sourcing capabilities and supply chain management tools, gives us the ability to manage the complete raw materials supply function on behalf of our customers. This capability is complemented by our position as one of the world's largest transporters of products by sea.

We recognise the changing nature of a number of our markets, and the associated change in the requirements of our customers. In response, we have strongly aligned our product structuring and risk management skills in order to meet the physical product needs of our customers and to help them manage their related market and financial exposures.

For example, by combining these skills with our equity positions in oil, gas and coal, we are able to tailor fuel packages for our energy generation customers that give them the ability to better serve increasingly deregulated electricity markets.

Meeting the changing needs of customers with appropriate new solutions will continue to be the focus of our marketing activities.

'Our approach to marketing combines the skills of an equity producer and merchant with risk management expertise in order to create tailored solutions for our customers that best fit their individual requirements.'

Financial Risk Management

Managing financial risk is critical to our business strategy. A Financial Risk Management Committee (FRMC) has been established to monitor the financial risk management policies of the Group. The FRMC operates under powers delegated by the Executive Committee and is chaired by the Chief Financial Officer.

The FRMC reviews financial risks including Group funding and cash flow at risk, interest rates, foreign currencies, risk, credit, marketing, country and insurance risk arrangements.

One of the key distinguishing features of BHP Billiton is our diversification across commodities, geographic locations and markets. An important consequence of this diversification is materially reduced market risk. This has been recognised by the major rating agencies, with the Company's credit rating being upgraded by Standard and Poor's almost immediately after the merger.

The benefit of risk reduction has been quantified by our Finance team, using their own Cash Flow at Risk model, which applies leading financial markets analysis to a portfolio of natural resource assets. In 2002, the team undertook a comprehensive review of the Company's cash flows in relation to market price risks. The analysis demonstrated the benefits of the Group's diversified portfolio, with the ratio of 'cash flow at risk to cash flow' dropping considerably since the merger.

The significance of this for shareholders lies in the resulting enhanced stability of the Group's cash flow. This enables us to consistently meet dividend expectations and fund growth activities without the short-term cash flow concerns that less-diversified businesses may face. It also allows us to develop our investment opportunities constantly in pursuit of shareholder growth and value.

Our investment approval processes are managed by the Investment Review Committee (IRC). Identification and evaluation of risks associated with investment proposals, and the development of appropriate risk management strategies are key elements of our investment review processes. The IRC operates under powers delegated by the Executive Committee and is chaired by the Chief Financial Officer.



Alison G[illegible], Investor Relations, London, UK



Benjamin Quek, Distribution Administrator and Wayne Aitken, Scheduler, Singapore



Julie Jumar, Receptionist, Singapore



Mark Lidiard, Vice President,
Investor Relations & Communications, London, UK

Rob Jellis, Senior Petroleum Engineer, and
Mark Jackson, Adviser – Production Management, Petroleum Engineering,
Melbourne, Australia



Renske Vijverberg, Scheduler Aluminium, and
Esther van Ulden, Distribution Administrator Carbon Steel, The Hague



Review of Operations

	Total BHP Billiton attributable production	Principal assets/BHP Billiton ownership/2002 attributable production	
Aluminium	**Alumina** 3.94 million tonnes **Aluminium** 992 000 tonnes	Worsley alumina refinery and bauxite mine (Australia); 86% – 2.7 million tonnes Paranam alumina refinery (Suriname); 45% – 850 000 tonnes Alumar alumina refinery (Brazil); 36% – 396 000 tonnes Hillside/Bayside aluminium smelters (South Africa); 100% – 676 000 tonnes	Alumar aluminium smelter (Brazil); 46% – 152 000 tonnes Valesul aluminium smelter (Brazil); 46% – 37 000 tonnes Mozal aluminium smelter (Mozambique); 47% – 127 000 tonnes
Base Metals	**Copper** 824 300 tonnes **Lead** 236 066 tonnes **Zinc** 162 520 tonnes **Gold** 289 764 ounces **Silver** 40.75 million ounces **Molybdenum** 658 tonnes	Escondida copper (Chile); 57.5% – 425 600 tonnes of copper in concentrate and cathode – 52 338 ounces gold in concentrate Tintaya copper (Peru); 100% – 46 200 tonnes copper in concentrate and cathode Antamina copper/zinc/silver (Peru); 34% – 81 900 tonnes copper in concentrate – 48 353 tonnes zinc in concentrate – 1.77 million ounces silver in concentrate	Alumbrera copper and gold (Argentina); 25% – 48 500 tonnes copper in concentrate – 192 939 ounces gold in concentrate Highland Valley copper (Canada); 34% – 62 100 tonnes copper in concentrate Cerro Colorado copper (Chile); 100% – 130 800 tonnes copper in cathode Cannington silver/lead/zinc (Australia); 100% – 231 764 tonnes lead in concentrate – 58 856 tonnes zinc in concentrate – 35.97 million ounces silver in concentrate
Carbon Steel Materials	**Iron Ore** 67.91 million tonnes **Metallurgical Coal** 35.53 million tonnes **Manganese Ores** 3.54 million tonnes **Manganese Alloys** 619 000 tonnes **Hot Briquetted Iron** 1.047 million tonnes	Mt Newman iron ore Joint Venture (Australia); 85% – 23.37 million tonnes iron ore Yandi iron ore Joint Venture (Australia); 85% – 27.26 million tonnes iron ore Mt Goldsworthy iron ore Joint Venture (Australia); 85% – 6.44 million tonnes iron ore BHP Billiton Mitsubishi Alliance (Australia); 50% – 21.7 million tonnes metallurgical coal BHP Mitsui Coal (Australia); 80% – 6.74 million tonnes metallurgical coal	Illawarra (Australia); 100% – 7.1 million tonnes metallurgical coal Samancor manganese (South Africa/Australia); 60% – 3.5 million tonnes manganese ore – 619 000 tonnes manganese alloys
Energy Coal	**Energy Coal** 82.84 million tonnes	Ingwe (South Africa); 100% – 55.7 million tonnes New Mexico (USA); 100% – 13.2 million tonnes Hunter Valley (Australia); 100% – 4.6 million tonnes	Kalimantan (Indonesia); 80% (Divested Dec 01) – 4.6 million tonnes Cerrejon Coal (Colombia); 33% – 4.7 million tonnes
Petroleum	**Crude Oil & Condensate** 78.52 million barrels **Natural Gas** 283.47 billion cubic feet (including LNG) **LPG** 697 560 tonnes **Ethane** 87 130 tonnes	Bass Strait – oil & gas (Australia); 50% – 27.98 million barrels of oil – 97 billion cubic feet of gas – 471 700 tonnes of LPG – 87 130 tonnes of ethane North West Shelf – LNG, liquids and gas (Australia); 16.67% interest in the LNG phase – 13 million barrels of oil & condensate – 13.73 billion cubic feet of domestic gas – 59.55 billion cubic feet of LNG – 140 260 tonnes of LPG Liverpool Bay – oil & gas (United Kingdom); 46.1% – 11.04 million barrels of oil – 41.69 billion cubic feet of gas	Laminaria/Corallina – oil (Australia); 32.6%/25% – 9.73 million barrels of oil Typhoon – oil & gas (USA); 50% – 5.54 million barrels of oil – 6.09 billion cubic feet of gas Griffin – oil & gas (Australia); 45% – 5.46 million barrels of oil – 3.97 billion cubic feet of gas Bruce/Keith – oil, gas & LPG (United Kingdom); 16%/31.83% – 2.25 million barrels of oil – 31.01 billion cubic feet of gas – 85 610 tonnes of LPG Americas (other USA and Bolivia) – 3.5 million barrels of oil – 19.13 billion cubic feet of gas
Stainless Steel Materials	**Nickel** 68 900 tonnes **Chrome Ores** 2.45 million tonnes **Ferrochrome** 837 000 tonnes	Cerro Matoso – SA (Colombia); 99.8% – 40 400 tonnes nickel QNI Yabulu nickel refinery (Australia); 100% – 28 500 tonnes of nickel	Samancor chrome (South Africa); 60% – 2.45 million tonnes chrome ores – 837 000 tonnes ferrochrome

FY: Financial Year, CY: Calendar Year, Q: Quarter. On 7 August 2002, BHP Billiton announced the formation of a seventh Customer Sector Group to be known as Diamonds and Specialty Products under the leadership of Marcus Randolph. Further details can be found on page 66 of this Report.

Aluminium

Mozal II aluminium smelter expansion (Mozambique); 47%
– Incremental: 120 000 tonnes per annum
– Completion: Q4 CY03

Hillside III aluminium smelter expansion (South Africa); 100%
– Incremental: 132 000 tonnes per annum
– Completion: Q2 CY04

Base Metals

Escondida Phase IV copper expansion (Chile); 57.5%
– Incremental: 230 000 tonnes of copper in concentrate per annum (average)
– Completion: Q3 CY02

Escondida Norte development (Chile); 57.5%
– Incremental: 100 000 tonnes of copper per annum

Escondida Sulphide Leach development (Chile); 57.5%
– Incremental: 65 000 tonnes of copper in cathode per annum

Spence development (Chile); 100%
– Incremental: 200 000 tonnes of copper in cathode per annum

Carbon Steel Materials

Mining Area C iron ore (Australia); 85%
– Incremental: 15 million tonnes per annum
– Completion: Q4 CY03

Port & Capacity Expansion (Australia); 85%
– Incremental: 14 million tonnes
– Completion: Q2 CY04

Dendrobium Underground metallurgical coal (Australia); 100%
– Incremental: 5.2 million tonnes of raw coal per annum
– Completion: Q2 CY05

Energy Coal

San Juan Underground (New Mexico, USA); 100%
– Production: 6.5 million short tonnes (replacement) of coal
– Completion: Q4 CY02

Mount Arthur North (Australia); 100%
– Total production: 12.1 million tonnes of saleable coal per annum
– Completion: Q4 CY03

Boschmanskrans (South Africa); 100%
– Production: 6.5 million tonnes (replacement) of saleable coal
– Completion: Q4 CY04

Kwagga (South Africa); 100%
– Production: 10 million tonnes (replacement) of saleable coal
– Completion: Q4 CY03

Petroleum

Ohanet wet gas field development (Algeria); 45%
– Estimated peak production: 58 000 barrels per day (gross)
– Completion: Q3 CY03

ROD Integrated Oil Field Development (Algeria); 38.75%
– Estimated peak production: 80 000 barrels per day (gross)
– Completion: Q1 CY04

Mad Dog oil and gas development (USA); 23.9%
– Production capacity: 80 000 barrels per day (gross) and 40 mmcfd (million standard cubic feet per day) gas (gross)
– Completion: Q4 CY04

Atlantis oil and gas development (USA); 44%
– Production capacity: 150 000 bbl per day (gross) &180 mmcfd (gross)
– Completion: Q4 CY05

North West Shelf LNG expansion (Australia); 16.67%
– Total Production capacity: 4.2 million tonnes (gross) of LNG per annum
– Completion: Q2 CY04

Minerva gas development (Australia); 90%
– Production capacity: 150 Terrajoules of gas per day (gross)
– Completion: Q1 CY04

Zamzama Gas Field Development (Pakistan); 38.5%
– Production: 300 mmscfd (gross)
– Completion: Q3 CY03

Stainless Steel Materials

Ravensthorpe/Yabulu Extension (Australia); 100%
– 45 000 tonnes (additional throughput) per annum
– Completion: CY06

Aluminium

Results

Earnings Before Interest and Tax (EBIT) excluding exceptional items were US$492 million, compared with US$523 million in 2001, a decrease of US$31 million or 6 per cent.

The main reasons for the decrease were lower LME prices and lower production from the Brazilian operations, due to temporary power rationing imposed by the Brazilian Government. These were partially offset by lower LME-linked costs, the impact of favourable foreign exchange rates, operational cost efficiencies and increased production from Mozal and Worsley.

Markets and operations

The year witnessed the largest percentage decline in global aluminium demand since 1975. The aluminium market remains in surplus, with LME stocks progressively increasing from 600 000 tonnes at the start of July 2001 to approximately 1.2 million tonnes at the end of June 2002. The three-month aluminium price of just above US$1350 per tonne at the end of June 2002 compares to US$1474 per tonne at the start of July 2001.

The smelter grade alumina market is beginning to strengthen as Chinese demand compensates for smelter curtailments and refinery capacity expansions. The spot alumina price rose modestly from US$150 per tonne to about US$160 per tonne; however, the Australian alumina export price declined from US$200 per tonne to US$160 per tonne.

Aluminium smelter production was 992 000 tonnes, compared with 984 000 tonnes last year. Increased metal production from Mozal of 127 000 tonnes (93 000 tonnes last year) was largely offset by lower production from the Brazilian operations of 189 000 tonnes (215 000 tonnes last year). Hillside production of 502 000 tonnes was slightly higher (498 000 tonnes last year) mainly due to its capacity creep program, with an additional 10 300 tonnes achieved in the latter half of the year. This was offset by one-off production losses of 12 500 tonnes, incurred as a result of a power outage in September 2001.

Alumina production increased from 2.9 million tonnes to 3.9 million tonnes, mainly attributable to the acquisition in January 2001 of an additional 56 per cent interest in Worsley, taking our stake to 86 per cent.

Development activities

We strengthened our position as one of the leading low-cost producers of aluminium through our commitment to brownfield expansions at Hillside and Mozal.

In February 2002, the Hillside III Expansion Project was approved. Project construction commenced in April 2002, with first production planned for the 2004 financial year. The expansion will increase our production at Hillside by 25 per cent (132 000 tonnes) over current levels, at a projected cost of US$449 million.

Mozal is one of the lowest-cost producers of aluminium in the world. With our partners, we are now in the process of doubling output through the Mozal II Expansion Project, at a projected construction cost of US$860 million (100 per cent terms). The project is progressing on schedule, with first production planned for late in the 2003 financial year.

HSEC

Our Health and Safety performance improved, principally through behavioural systems. A substantial reduction in our injury frequency rate was achieved. However, contractor safety performance remains of concern and is being addressed through improved employment and management systems. Sadly, a contractor in our smelter operations was fatally injured during the year. Environmental performance improved, including a benchmark emissions performance at Mozal. Our community programs have focused on local enterprises and malaria and HIV/AIDS education and support. Our Hillside, Bayside and Mozal operations all received awards for their communities work.

Outlook

Our focus will be on delivering expansion projects in line with approved project milestones. Further, we are committed to continual cost improvements at our existing operations through programs such as the Hillside and Worsley capacity creep projects and other business improvement initiatives.



Miklos Salamon, President

	US$ million
Turnover	2 857
EBIT, excluding exceptional items	492
Capital and investment expenditure	291
Net operating assets	4 727



Antonio Chauque, Furnace Operator, Mozal, Mozambique



Neville Hughes, Minesite Service Person, Worsley, Australia



Mphiliseni Mthethwa, Mastman, Hillside, South Africa

'Expansion projects will strengthen our position as a leading, low-cost aluminium producer.'



Virma Mahomed, Machine Operator, Mozal, Mozambique



1. Hillside/Bayside (South Africa)
2. Mozal (Mozambique)
3. Worsley (Australia)
4. Alumar (Brazil)
5. Paranam (Suriname)
6. Valesul (Brazil)

Base Metals

Results

Earnings Before Interest and Tax (EBIT) excluding exceptional items were US$200 million, compared with US$462 million in 2001, a decrease of US$262 million or 57 per cent.

The reduction was mainly due to a significant decline in the average realised copper price to US$0.69/lb compared to US$0.78/lb in the corresponding period, together with lower volumes at Escondida and Tintaya following the decision to temporarily reduce production in response to the global deterioration of base metals markets.

These factors were partly offset by a full year's contribution from the Rio Algom operations (Cerro Colorado, Antamina and Highland Valley), which were acquired in October 2000, as well as higher silver and lead volumes shipped from our Cannington mine, resulting from a revision of the mine's production strategy.

Markets and operations

The year proved to be a challenging one for base metals producers. Consolidation in the industry and a shift to demand-based production management will form the foundation for improved shareholder returns in the future.

We entered the year with falling global industrial production that impacted negatively on the demand for base metals. In November, prices hit historic lows in real terms. Warehouse stocks continued to rise, peaking at 1.52 million tonnes of copper in May 2002.

In response to these unprecedented events, we adopted a demand-based production approach, temporarily reducing our production at Escondida and Tintaya by 170 000 tonnes of copper. In May, we decided to extend these cuts until the end of calendar 2002. We believe that moving production from periods of lower demand to periods of higher demand will maximise the longer-term value of our operations.

Considering the self-imposed production discipline, our operations did well in maintaining unit operating costs. A total of 824 300 tonnes of copper were produced at a cash (C1) cost of approximately 41 US cents per pound. Cannington operated well throughout the year, setting record silver production of 35.96 million ounces.

During the year, we completed the transfer of the Company's equity in the Ok Tedi copper mine in Papua New Guinea to an independent company established to deliver sustainable community development programs.

Development activities

We continued to focus on development projects to meet medium and longer-term demand growth. The Tintaya Oxide project, a 34 000-tonnes-per-annum producer of low-cost copper cathode, was commissioned in April 2002. The Escondida Phase IV project, a 400 000-tonnes-per-annum producer of copper in concentrate, is scheduled to commence commissioning in September 2002.

We progressed Spence, a greenfield development project in Chile, to final feasibility. This project will produce over 200 000 tonnes per annum of low-cost SXEW copper cathode. We made further progress during the year towards the development of the Escondida Norte and Sulphide Leach projects. Our Alliance Copper Joint Venture with Codelco commenced construction of a concentrate bioleaching demonstration plant at Chuquicamata, Chile.

HSEC

Operations achieved solid gains in all areas of HSEC performance, although three tragic fatalities occurred. 'Towards zero harm' was initiated to help achieve a step change in safety performance and a cardinal rules program initiated. Over 230 employees and contractors were trained in incident investigations to improve our competency in identifying and preventing root causes. We achieved a significant reduction in our injury frequency rate. Progress was made in implementing local community relations plans, and annual reports on HSEC performance are in progress. Receiving 16 awards from external organisations – Sustainability & Community (5), Environment (3), and Safety (8) – endorses the path we are taking to improve our HSEC performance.

Outlook

Our key operating objectives are the successful start of the Escondida Phase IV project and the ramp-up of our Tintaya Oxide project. We will be monitoring the state of global copper demand and will restart normal operations at Tintaya and Escondida when market conditions allow.

	US$ million
Turnover	1 821
EBIT, excluding exceptional items	200
Capital and investment expenditure	630
Net operating assets	4 077



Brad Mills, President


1 Pering (South Africa)
2 Cannington (Australia)
3 Highland Valley Copper (Canada)
4 Selbaie (Canada)
5 Escondida (Chile)
6 Antamina (Peru)
7 Cerro Colorado (Chile)
8 Alumbrera (Argentina)
9 Tintaya (Peru)

'While tempering production, we are progressing our development projects.'



Antofagasta, Escondida, Chile



Carlos Rivera, Technical Leader, Escondida, Chile



Georgena Shepherd, Charger, Cannington, Australia



Glen Campbell, Underground Jumbo Operator, Cannington, Australia

Carbon Steel Materials

Results
Earnings Before Interest and Tax (EBIT) excluding exceptional items were US$1084 million, compared with US$918 million in 2001, an increase of US$166 million or 18 per cent.

The underlying business results were enhanced by strong iron ore sales volumes, improved prices for hard coking coal, weaker exchange rates for both the Australian dollar and South African rand relative to the US dollar, and a continued focus on cost reduction initiatives.

These favourable impacts were partially offset by production cutbacks at Samarco during the year, the temporary closure of the Boodarie Iron plant, and lower manganese ore and alloy volumes.

Markets and operations
The iron ore market remained strong during the year, with increased demand recorded from Chinese customers. Hard coking coal pricing was favourably affected by ongoing reductions in US exports, coupled with steady demand volumes. Manganese prices and volumes were negatively affected by increased production from several smaller suppliers.

Attributable Western Australian iron ore production was 62.3 million wet tonnes, an increase of 7 per cent. Production of Samarco pellets, pellet feed and sinter fines was 5.6 million tonnes, a decrease of 25 per cent, due mainly to lower demand for pellets.

Queensland coal production was 28.4 million tonnes, a decrease of 7 per cent. The lower production was mainly due to the sell-down of our interest in the Central Queensland Coal Associates (CQCA) and Gregory joint ventures in June 2001 to form the BHP Billiton Mitsubishi Alliance.

Illawarra Coal production was 7.1 million tonnes, an increase of 8 per cent, resulting in higher sales for the year. In February this year we announced that the Tower mine would close by December 2002.

Manganese alloy production was 619 000 tonnes, a decrease of 4 per cent. Manganese ore production was 3.5 million tonnes, a decrease of 6 per cent, in line with reduced demand for high-grade ore. Boodarie Iron production was 1047 million tonnes. Production was temporarily suspended between March and July due to a tube failure in a gas re-heating furnace. Ramp-up to forecast production levels is continuing.

Development activities
Development activities during the year focused on both greenfield and brownfield projects.

Construction commenced on the Dendrobium metallurgical coal mine, and the integration of the Blackwater and South Blackwater metallurgical coal mines progressed on schedule and under budget.

Major iron ore growth projects were approved in April with the US$213 million (100% terms) Mining Area C (MAC) development and the US$351 million (100% terms) Port and Capacity Expansion (PACE) project. In a joint venture agreement, Korean steelmaker POSCO will acquire a 20 per cent interest in the 'C Deposit' section of MAC.

HSEC
Regrettably, two fatalities occurred at our operations during the year. We are committed to an improved health and safety performance in 2003 as part of our goal of achieving zero harm. Good progress was made in reducing the risks and number of incidents involving mobile equipment and light vehicles. In addition, our injury frequency rate reduced significantly, compared with the previous period. A number of environment and community initiatives were successfully implemented in areas such as land rehabilitation, emission reduction and dust management. Progress also continued towards the achievement of ISO 14001 certification across all sites, with both the Manganese and Western Australian Iron Ore businesses meeting this target.

Outlook
Our focus will be on maintaining our competitive position and attractive margins in the face of a challenging global market and appreciating currencies. Key objectives for the year include successfully progressing the MAC, PACE and Dendrobium projects, and participating in growth opportunities in China. The emphasis on cost reduction will continue through the Operating Excellence program, as will the delivery of value through the global marketing network.



Bob Kirkby, President

	US$ million
Turnover	[illegible]
EBIT excluding exceptional items	1 084
Capital and investment expenditure	284
Net operating assets	2 573



- Samancor Manganese (South Africa)
- Queensland Coal (Australia)
- Boodarie Iron (Australia)
- GEMCO (Australia)
- Illawarra Coal (Australia)
- WA Iron Ore (Australia)
- TEMCO (Australia)
- Samarco (Brazil)

'We are determined to protect our market position and maintain attractive margins.'



Mt Whaleback iron ore mine, Newman, Western Australia



Jill Mathieson, Strategic Maintenance Planner – Briquetting, Boodarie Iron, Port Hedland, Western Australia

Energy Coal

Results

Earnings Before Interest and Tax (EBIT) excluding exceptional items were US$536 million, compared with US$382 million in 2001, an increase of US$154 million or 40 per cent.

Major reasons for the increase were higher export market prices, the weaker South African rand exchange rate, and cost improvement initiatives. However, these were partially offset by the inflationary impact of the weaker exchange rate on operating costs, lower export volumes due to an unseasonably warm winter and lower natural gas prices in Europe, as well as reduced domestic demand, mainly in the US.

Markets and operations

There was a significant increase in export market prices, despite weaknesses in spot prices over the last quarter of the financial year. At 30 June 2002, Free On Board (FOB) prices for sales from South Africa were between US$22 and US$23 per tonne, a 33 per cent decrease over the course of the year.

The evolution of the European coal market towards full liberalisation continued, and we enhanced the capability of our marketing group in The Hague to deal more effectively in this new environment. Our marketing team in Singapore was also strengthened with the aim of increasing our share of the growing Asian market in line with the start-up of the Mount Arthur North project in Australia.

Production was 82.8 million tonnes, a decrease of 11 per cent. The divestment of the Matla and Glisa mines and PT Arutmin, in addition to production difficulties at the Optimum mine, accounted for 8 million tonnes of the shortfall. Modest production cutbacks were also implemented in South Africa, New Mexico and Colombia in response to reduced market demand.

A substantial improvement in business performance was achieved through continued emphasis on cost reduction, productivity improvement and capital efficiency.

Development activities

We focused on upgrading the quality of the portfolio by divesting under-performing and non-strategic assets and pursuing development opportunities that reinforce our low-cost supply position and extend our multi-sourcing capabilities.

In Indonesia, we sold our 80 per cent interest in PT Arutmin while retaining the marketing rights to 75 per cent of production. We also strengthened our position in Colombia through the acquisition of Intercor. With our consortium partners we now own 100 per cent of the high-quality Cerrejon coal resource and have established an independent management structure to complete the integration of the previously separate operations.

We continued to progress the new San Juan underground mine in New Mexico, the Mount Arthur North open-cut mine in Australia, and the Boschmanskrans and Kwagga projects in South Africa.

HSEC

Tragically five lives were lost in mine accidents. We have further intensified our safety efforts and implemented a 10-point strategy focused on fatality prevention, safety behaviour and safety leadership development across all assets. We continued working on critical health issues, including HIV/AIDS in our South African operations, and managing our relationship with communities around the assets to deliver positive outcomes for all. No significant environmental incidents occurred during the year.

Outlook

The longer-term outlook for export energy coal markets remains positive, with the current unfavourable price environment expected to improve over the coming year.

Our focus will be on progressing approved capital projects and sustaining business improvement initiatives across our assets. We will also continue to build our marketing capabilities in order to deliver enhanced service to our customers and extract greater-than-commodity value from our products.



Mike Oppenheimer, President

	US$ million
Turnover	1 919
EBIT, excluding exceptional items	536
Capital and investment expenditure	295
Net operating assets	2 092



Alex Cooke, Environmental Coordinator
Mt Arthur Coal, Hunter Valley, Australia



Johan Coetzee and Bafana Thabethe, Douglas Colliery, South Africa

'We are moving forward with growth projects to reinforce our low-cost supply position.'



Dragline, Douglas Colliery, South Africa



① Ingwe (South Africa)
② Hunter Valley Coal (Australia)
③ PT Kendilo (Indonesia)
④ New Mexico Coal (USA)
⑤ Cerrejon Coal (Colombia)

Petroleum

Results

Earnings Before Interest and Tax (EBIT) excluding exceptional items were US$1073 million, compared with US$1407 million in 2001, a decrease of US$334 million or 24 per cent.

Major factors driving the decrease were lower average realised oil and LPG prices. The current period was also impacted by lower LPG volumes in Bass Strait and reduced crude oil volumes, primarily due to natural field decline in the Laminaria, Bass Strait and Griffin oil fields. These factors were partly offset by infill programs in Bass Strait and Griffin.

Earnings in the corresponding period benefited from the sale of the Buffalo oil field in March 2001.

A positive aspect of this year's earnings was the inclusion of profits from the Zamzama gas field and the Typhoon oilfield, which commenced operations in March 2001 and July 2001 respectively.

Markets and operations

With the volatility in oil prices, the average realised oil price was US$22.58 per barrel, compared to US$28.04 per barrel in the corresponding period. The average realised LPG price was US$214.62 per tonne, compared to US$299.18 per tonne.

Total production for the year was 133.8 million barrels of oil equivalent, comprising 65 per cent liquids (crude oil, condensate and LPG) and 35 per cent gas. Our three major producing assets are Bass Strait, the North West Shelf and Liverpool Bay.

Oil and condensate production was 78.5 million bbl, a decrease of 1 per cent. During the year, production commenced from the Typhoon oilfield, which has substantially increased our production levels in the Gulf of Mexico. Gas production (excluding LNG) was 223.9 billion cubic feet (bcf), an increase of 9 per cent, mainly due to higher volumes from Liverpool Bay, and the commencement of production at Zamzama and Typhoon. LNG production from the North West Shelf was 59.6 bcf, an increase of 5 per cent.

Development activities

During the year we achieved considerable success with our growth objectives. Projects sanctioned or part sanctioned for development included the Mad Dog and Atlantis oil discoveries and the Zamzama and Minerva gas projects.

We increased our exploration acreage portfolio in the Gulf of Mexico and Trinidad, and added new deepwater acreage offshore South Africa, Brunei and Brazil. Exploration drilling consolidated the reserves base in the greater Angostura area (offshore Trinidad), and we moved into development planning studies for the field.

Construction of the fourth train facilities at the North West Shelf progressed on schedule and we brought several LNG contracts to a conclusion, which constitute the underpinning volumes of the expansion.

In August 2002, the North West Shelf Venture was selected as the preferred LNG supplier to Phase One of the Guangdong LNG Terminal and Trunkline Project, to supply 3 million tonnes per annum over a 25-year period.

We approved or executed several brownfield projects, including the Bream gas pipeline and the second phases of the Keith and the Laminaria developments. The execution of the ROD and Ohanet projects in Algeria is continuing.

HSEC

Our injury frequency rate reduced and we had no significant environmental incidents. Two major initiatives were introduced to assist with identifying issues and planning for improvement: a series of HSEC Leadership Workshops were held with the leadership team and HSE personnel; and an HSE Perception Survey was initiated, designed to obtain the views of our employees and contractors as to our strengths and opportunities for improvement. A highlight of the year was the Australian Operated Asset Team achieving ISO 14001 certification for its environmental management and systems.

Outlook

Our key objectives are to progress the Atlantis field to full sanction and execution, and to advance the execution of those projects currently under development. We intend to complete engineering studies and sanction the Greater Angostura field, and we will continue our Gulf of Mexico exploration drilling program. We also aim to finalise the remaining gas sales contracts for the North West Shelf fourth train LNG expansion, and pursue other potential LNG markets in countries outside Japan in order to support a fifth train.

	US$ million
Turnover	2 815
EBIT, excluding exceptional items	1 073
Capital and investment expenditure	711
Net operating assets	2 865



Philip Aiken, President

1. ROD and Ohanet (Algeria)
2. Zamzama (Pakistan)
3. North West Shelf (Australia)
4. Bass Strait (Australia)
5. Griffin (Australia)
6. Minerva (Australia)
7. Laminaria/Corallina (Australia)
8. Liverpool Bay (Europe)
9. Bruce/Keith (Europe)
10. Gulf of Mexico (North America)
11. Bolivia (South America)
12. Trinidad (South America)



'Our priority is to progress our exploration and development activities.'



Nourredine Baibeche, Safety Officer, Algeria



Bream B platform in Bass Strait, Australia



Lennox Platform and Offshore Drilling Unit, Liverpool Bay, UK

Stainless Steel Materials

Results
Earnings Before Interest and Tax (EBIT) excluding exceptional items were US$3 million, compared with US$72 million in 2001, a reduction of US$69 million or 96 per cent.

Nickel earnings of US$24 million were offset by a US$18 million loss in Chrome and a US$3 million loss associated with other activities.

The EBIT reduction was driven by lower realised prices for nickel and cobalt by-product, down 17 per cent and 33 per cent respectively, together with ferrochrome prices being at historic lows. Ferrochrome prices were driven by large stock overhangs, reduced stainless steel volumes, and by the devaluation of the South African rand against the US dollar.

These factors were partly offset by the effects of the lower rand/US$ exchange rate on related operating costs in Chrome, and increased nickel production from Cerro Matoso Line II, which commenced production on 1 January 2001.

Markets and operations
Stainless steel demand suffered a major downturn as the global economy faltered. Nickel and ferrochrome demand was severely depressed, with prices approaching historic lows. With the fragile recovery in industrial production in early 2002, stainless steel melting increased, leading to an upturn in the nickel price from a cyclical low in November 2001. Ferrochrome demand also increased, but price improvement lagged nickel because of strong producer competition and excess stocks worldwide.

Ramp-up of the Cerro Matoso Line II expansion continued to meet expectations and remains on schedule. The plant rehabilitation program at the QNI Yabulu Refinery is near completion, with production stabilising at historically high levels and consequent cost reductions. Yabulu operating costs also benefited from a lower Australian dollar exchange rate for the early part of the year, although this was offset by higher prices for fuel oil and low cobalt by-product credits.

At Samancor Chrome, a major restructuring program was initiated, the benefits of which were seen in lower production costs in the second half of the financial year, despite reduced volumes. This program included the closure of the Palmiet Ferrochrome facility.

Development activities
The Ravensthorpe/Yabulu Extension feasibility study progressed, with positive results from extensive pilot plant test work and finalisation of the process flow sheet incorporating the atmospheric leach technology developed by BHP Billiton. This project will provide high-grade feed to Yabulu at low cost and significantly improve the competitiveness of QNI's operations. The refinery's Optimisation Initiative is also achieving increased metal recoveries and reduced energy consumption. Two new 85 ktpa capacity ferrochrome furnaces were commissioned at the Wonderkop Joint Venture (Samancor Chrome 50 per cent). A new pelletising plant was completed, which will significantly improve productivity at Samancor Chrome's Tubatse site.

HSEC
All operations are fully committed to a 'safety first' culture, and considerable improvements in overall safety performance were achieved. In particular, our injury frequency rate reduced significantly. Despite this, two people lost their lives in tragic accidents at our Samancor Chrome operations. Investigations were completed and corrective actions implemented. Our nickel operations further progressed their community and sustainable development programs.

Outlook
Significant expansions in stainless steel melting capacity (currently being commissioned) are resulting in increased demand and strengthening prices for nickel and chrome. Looking forward, the focus will be on enhancing our position as a supplier of quality raw materials to the rapidly expanding stainless steel industry. We will do this by reducing production costs at our existing nickel operations, and progressing the operational improvement project at Yabulu. Our aim is to finalise the Ravensthorpe/Yabulu Extension project studies and implement development if feasibility is confirmed. At Cerro Matoso, the ramp-up of Line II will be followed by a new program of operational improvements. We also aim to further reduce ferrochrome production costs through continuation of the restructuring program at Samancor Chrome.



Chris Pointon, President

	US$ million
Turnover	868
EBIT, excluding exceptional items	3
Capital and investment expenditure	84
Net operating assets	1 663

1 Samancor Chrome (South Africa)
2 Yabulu (Australia)
3 Cerro Matoso (Colombia)


3
1
2

'We are focusing on reducing production costs and optimising productivity.'



Craig Richardson, Yabulu Refinery, Australia



Metal tapping process, Cerro Matoso, Colombia

Steel

Results for the Steel segment

Excluding exceptional items, the Steel segment contributed earnings before interest and tax (EBIT) of US$101 million in the year ended 30 June 2002, down from US$270 million, a decrease of 62.6 per cent compared with the corresponding period. The reduction was mainly due to lower international prices for steel products and the exclusion of operating profits from disposed businesses (primarily OneSteel Limited) which were included in the corresponding period.

These factors were partly offset by stronger Australian domestic demand for value-added coated products, and the profit from the sale of the Australian and US strapping businesses.

Raw steel production for the year of 5.3 million tonnes was 2 per cent less than 2001, reflecting production down-time associated with industrial action, planned maintenance and the re-line of the New Zealand Steel melter.

Overview

On 15 July 2002, BHP Steel Ltd commenced trading on the Australian Stock Exchange as a separate listed company. The demerger of BHP Steel was approved by shareholders on 26 June 2002 and by the Court on 1 July 2002. This development will enable the entity to grow as an independent company and pursue its own business strategy without having to compete for capital with other businesses in the BHP Billiton portfolio. It also allows BHP Billiton to focus on its minerals and petroleum businesses.

BHP Steel is the largest steel business in Australia and New Zealand, serving customers in the building and construction, manufacturing, automotive and packaging industries. The business specialises in the production of flat steel products, including slab, hot rolled coil, cold rolled coil, plate, tin plate and value-added metallic coated and painted steel products. In 2002, it held leading market positions in Australia and New Zealand for most of its products and continued to build on its established presence in Asia. BHP Steel also had significant export sales, supplying a core group of customers in the US, Asia, Europe, the Middle East, Africa and the Pacific through its international sales network. BHP Steel comprised the majority of the BHP Billiton Steel segment.

Markets and operations

BHP Steel's Port Kembla operation in New South Wales is the largest steel production facility in Australia and one of the world's lowest-cost producers of steel products. The Port Kembla Steelworks operates in the lowest quartile of the world steel production cost curve, at an annual production capacity of 5.0 million tonnes.

BHP Steel also operates the only integrated flat products steelworks in New Zealand and has a 50 per cent share in the North Star BHP Steel mini mill in Ohio, in the US. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia. These facilities are complemented by a network of roll-forming facilities across the Asia Pacific region that are unmatched by any steel company.

Leading market positions

Historically, BHP Steel has held leading market positions in flat steel products, supplying approximately 80 per cent of the total tonnes of product sold into the Australian and New Zealand markets. Approximately half of BHP Steel's Australian and New Zealand sales in tonnes were export sales in the year ended 30 June 2002.

BHP Steel is well-known for its value-added brands including COLORBOND® steel (known as COLORSTEEL® in New Zealand), ZINCALUME® metallic coated steel, GALVABOND® and GALVASPAN® steel – all leaders in their markets in Australia and New Zealand. In Asian markets, BHP Steel is continuing to develop branded products tailored to meet specific regional needs, such as Clean COLORBOND® steel which is resistant to tropical discolouration. Other successful brands include PrimaDesa™ steel in Malaysia, and TRUZINC™ galvanised steel in Thailand.

Performance and management

The Steel segment's earnings before depreciation, amortisation, interest and tax (EBITDA) were US$238 million in the year ended 30 June 2002. Led by Mr Kirby Adams as Chief Executive Officer since March 2000, a strong and experienced management team maintained a strong focus on costs, productivity and working capital. The team offered a well-balanced mix of financial, technical, marketing, operational and strategic management capabilities that proved invaluable in a year when global steel prices were at, or about, historic lows.

The demerger of BHP Steel

The demerger of BHP Steel from BHP Billiton was implemented by way of a capital reduction and a distribution of BHP Steel shares to eligible BHP Billiton Limited shareholders who held fully paid shares. While BHP Billiton Plc shareholders did not receive shares, to ensure equality of treatment they received a bonus issue of BHP Billiton Plc shares to reflect the value of BHP Steel shares being distributed to BHP Billiton Limited shareholders.

Steel segment (to 30 June 2002)	US$ million
Turnover	2 785
EBIT, excluding exceptional items	101
Capital and investment expenditure	100
Net operating assets	2 133

'BHP Steel has a proud history and an exciting future.'











Steel provides inspired product solutions in a wide range of applications

Health, Safety, Environment and Community (HSEC) Review

'The merger between BHP and Billiton has provided significant advantages in terms of the new Company's ability to deliver improved HSEC performance and contribute to sustainable development outcomes for all our stakeholders.'

One of the key advantages of the Company's diversified portfolio is that it provides the stability of cash flow required to take a longer-term view on all aspects of our business, including environmental and community issues. It also gives us increased access to expertise and best practices that can be shared across the organisation, creating a faster rate of improvement.

Our approach to sustainable development is underpinned by our Charter, which values, 'an overriding commitment to health, safety, environmental responsibility and sustainable development'. The Charter is supported by an integrated HSEC Policy that outlines our principles in relation to these issues, under the goal of 'zero harm'. The Charter and Policy are implemented via detailed Management Standards, the requirements of which must be met at all operations.

An auditing process has been established to monitor implementation of the Management Standards and ensure improvement plans are in place. The results from this program are very encouraging, with solid progress across the organisation. Fifty-five per cent of our operations have now also achieved certification to the international environmental management standard ISO 14001.

The work of the Health, Safety and Environment Committee of the Board continued during the year, with several members participating in site reviews. The Committee also provided guidance in relation to the development and implementation of the Company's health and safety programs.

In addition to our internal HSEC endeavours, we have been active members of the Global Mining Initiative (GMI). Established in 1998 by 10 of the world's largest mining companies, the purpose of the GMI has been to develop the industry's role and responsibilities in the transition to sustainable development.

The core components of the GMI were an independently managed Mining, Minerals and Sustainable Development study of the global industry's current and potential contribution to sustainable development; the International Council on Mining and Metals (ICMM), which was established in 2001 to provide a global leadership body for the industry on sustainable development; and the GMI conference, which was held in May 2002 in Toronto, Canada. We are now working with the ICMM to develop work plans to address the key recommendations arising from the GMI process.

On 1 July 2002, we formally committed to the United Nations Global Compact and its associated principles. The Compact was developed by the United Nations to help realise UN Secretary General Kofi Annan's vision of making globalisation more inclusive, stable and equitable – 'giving a human face to the global market'. The Compact principles address the three key areas of human rights, labour standards and the environment.

In terms of our HSEC performance for the period, safety is an area in which our focus has intensified. All our safety performance indicators have improved and we are pleased to report a 9 per cent reduction in our injury frequency rate. It is, however, with great regret that we report the deaths of 13 employees or contractors. We will relentlessly pursue any opportunity to achieve our goal of zero fatalities.

Environmental performance across the Company continued to improve; however, one significant incident occurred at Port Kembla Steelworks. In relation to greenhouse gas emissions, we aim to achieve an improvement in the greenhouse intensity of our operations' emissions and have set ourselves a target of a 5 per cent reduction in greenhouse gas intensity for the period 2002 to 2007.

Relationships with our community stakeholders continued to develop. In line with our Charter values, we are committed to contributing 1 per cent of our pre-tax profit to community programs, based on a three-year rolling average. Our contributions during the year represented 1.4 per cent of our pre-tax profit, significantly exceeding our target. Many of the programs focus on helping communities to maximise and sustain the benefits of our activities through employment opportunities, training, education and health care. During the period, we completed our withdrawal from the Ok Tedi copper mine in Papua New Guinea through the transfer of the Company's equity to an independent company established to deliver sustainable community development programs.

Further details of our HSEC activities are presented in our separate dedicated HSEC Report, which includes specific targets set by the Company together with a scorecard and an expanded summary of our performance. The HSEC Report has been prepared in accordance with the 2002 Global Reporting Initiative Guidelines. Having made progress overall in our HSEC performance through the year, future efforts will be reinforced by the incorporation of HSEC initiatives into the Company's Strategic Framework.



Colin Bloomfield
Vice President, Health, Safety and Environment



Graham Evans
Vice President, Government and Community Relations



Nursery, West Coast Fossil Park, Western Cape Province



Ilembe Primary School near Hillside, South Africa



West Cliff Colliery, Illawarra, Australia



Corporate Community Leadership Program, Koraput District, India



Trainee Program, Newman, Western Australia



Vegetated bund wall, Port Hedland, Australia

BHP Billiton Locations



Corporate Centres
Marketing Offices
Aluminium
Base Metals
Carbon Steel Materials
Diamonds and Specialty Products
Energy Coal
Petroleum
Stainless Steel Materials

Corporate Centres

Map Ref	Continent	Location
1	Africa	Johannesburg
2	Asia	Beijing
3	Australia	Adelaide
4	Australia	Melbourne (Global Headquarters)
5	Europe	London
6	North America	Houston
7	North America	Toronto
8	North America	Vancouver
9	South America	Santiago

Marketing Offices

Map Ref	Continent	Location
10	Asia	Singapore
11	Europe	The Hague

Aluminium

Map Ref	Continent	Site/Asset	Description	% Ownership
12	Africa	Hillside/Bayside, South Africa	Two aluminium smelters	100%
13	Africa	Mozal, Mozambique	Aluminium smelter	47%
14	Australia	Worsley, Australia	Integrated alumina refinery/bauxite mine	86%
15	South America	Alumar, Brazil	Alumina refinery and aluminium smelter	36–46%
16	South America	Paranam, Suriname	Billiton Maatschappij Suriname (BMS) alumina refinery & Lelydorp bauxite mine	45–76%
17	South America	Valesul Aluminio SA, Brazil	Aluminium smelter	46%

The assets that comprise the BHP Billiton portfolio are among the finest in the industry. Excellence at the asset level is the foundation of our business.

Base Metals

Map Ref	Continent	Site/Asset	Description	% Ownership
18	Africa	Pering, South Africa	Zinc-lead mine located in the North West Province	100%
19	Australia	Cannington, Australia	Silver, lead and zinc mine in north-west Queensland	100%
20	North America	Highland Valley Copper, Canada	Highland Valley Copper mine in British Colombia	33.6%
21	North America	Selbaie, Canada	Open pit operation producing zinc and copper concentrate and by-products including gold and silver	100%
22	South America	Escondida, Chile	One of the largest copper mines in the world	57.5%
23	South America	Antamina, Peru	Large copper-zinc mine	33.75%
24	South America	Cerro Colorado, Chile	Copper mine in Northern Chile, producing cathode copper through a SXEW leach operation	100%
25	South America	Alumbrera, Argentina	Copper concentrate producer, with gold by-products	25%
26	South America	Tintaya, Peru	Produces copper concentrate and copper cathode within the 'Skarn Belt' of south-eastern Peru	100%

Carbon Steel Materials

Map Ref	Continent	Site/Asset	Description	% Ownership
27	Africa	Samancor, Manganese, South Africa	Integrated producer of chrome and manganese ores and ferroalloys (Also part of Stainless Steel Materials Customer Sector Group)	60%
28	Australia	Queensland Coal, Australia	World's largest supplier of high-quality metallurgical coal for steel production	50–80%
29	Australia	Boodarie Iron, Australia	Hot briquetted iron plant	100%
30	Australia	GEMCO Australia	Groote Eylandt Mining Co Pty Limited (GEMCO) producer of manganese ore (part of Samancor)	60%
31	Australia	Illawarra Coal, Australia	Five underground coal mines	100%
32	Australia	WA Iron Ore, Australia	The Pilbara iron ore mines rank among the world's best long-life iron ore assets	85–100%
33	Australia	TEMCO, Australia	Tasmanian Electro Metallurgical Company Pty Limited (TEMCO), producer of manganese alloys (part of Samancor)	60%
34	South America	Samarco, Brazil	An efficient low-cost producer of iron ore pellets	50%

Energy Coal

Map Ref	Continent	Site/Asset	Description	% Ownership
35	Africa	Ingwe, South Africa	Largest coal producer in South Africa	100%
36	Australia	Hunter Valley Coal, Australia	New 12mtpa mine (Mount Arthur North) being developed adjacent to Bayswater mine	100%
37	Australia	Illawarra Coal, Australia	Marketing agent for energy coal output	–
38	Australia	BMA, Australia	Marketing agent for energy coal output	–
39	Asia	PT Arutmin, Indonesia	Marketing agent for 75% of coal output	–
40	Asia	PT Kendilo, Indonesia	Petangis mine	100%
41	North America	New Mexico Coal, USA	Mine-mouth operations incl. new underground mine development	100%
42	South America	Cerrejon Coal (Carbones del Cerrejon, Cerrejon Zona Norte mines), Colombia	Largest producer in Colombia	33%

Petroleum

Map Ref	Continent	Site/Asset	Description	% Ownership
43	Africa	Algeria	ROD and Ohanet developments	35.1–45%
44	Asia	Zamzama, Pakistan	Gas production	38.5%
45	Australia	North West Shelf	One of Australia's largest resource projects, producing liquids, LNG and domestic gas	8.33–16.67%
46	Australia	Bass Strait	The Bass Strait operations produce oil, condensate, LPG, natural gas and ethane	50%
47	Australia	Griffin	Operator of oil & gas project offshore WA	45%
48	Australia	Minerva	Gas field under development in the Otway Basin	90%
49	Australia	Laminaria/ Corallina	Oil production in the Timor Sea	25–32.6%
50	Europe	Liverpool Bay	Operator of oil and gas development in the Irish Sea	46.1%
51	Europe	Bruce/Keith	Oil and gas production in the UK North Sea	16–31.83%
52	North America	Gulf of Mexico	Interests in four producing assets in the Gulf of Mexico; development activities and exploration interests	4.95–50%
53	South America	Bolivia	Oil and gas production	50%
54	South America	Trinidad	Exploration activities	30–50%
–	Various	Exploration	Exploration interests in Africa (Angola, Gabon, South Africa), Brunei, Brazil, Australia, USA, Trinidad and the UK	–

Stainless Steel Materials

Map Ref	Continent	Site/Asset	Description	% Ownership
55	Africa	Samancor, Chrome, South Africa	Integrated producer of chrome and manganese ores and ferroalloys (Also part of Carbon Steel Materials Customer Sector Group)	60%
56	Australia	QNI Yabulu, Australia	The Yabulu refinery is one of the world's major laterite nickel-cobalt processing plants	100%
57	South America	Cerro Matoso, Colombia	Integrated ferro-nickel mining and smelting complex in north Colombia	99.8%

Diamonds and Specialty Products

Map Ref	Continent	Site/Asset	Description	% Ownership
58	Africa	Richards Bay Minerals, South Africa	World's largest producer of titanium slag	50%
59	North America	Ekati™, Canada	Diamond mine in the Northwest Territories of Canada	80%
60	North America	Integris Metals	Metals distribution	50%

Board of Directors

Paul Anderson
BS (Mech Eng), MBA, 57

As Chief Executive Officer, Paul Anderson brought to BHP Billiton a proven track record in creating shareholder value through an extensive executive career in the United States. His contribution to the Board continues to be enjoyed, pending his retirement at the conclusion of the 2002 Annual General Meeting.

A Director since December 1998 and retired as Chief Executive Officer and Managing Director of BHP Billiton Limited and BHP Billiton Plc on 1 July 2002. Former Chief Executive Officer and Managing Director of BHP Limited since 1998 and of BHP Billiton Limited and BHP Billiton Plc since June 2001. He was previously President and Chief Operating Officer of Duke Energy Corporation, President, Chairman and Chief Executive Officer of PanEnergy Corporation and a Director of Kerr-McGee Corporation, Baker Hughes Incorporated and TEPPCO Partners, LP. He is currently a Director of Qantas Airways Limited, Temple-Inland Inc, the Stanford University Graduate School of Business and a Global Counsellor for The Conference Board.

Don Argus
AO, FAIB, FCPA, FAICD, 64

Don Argus brings to the Chairmanship of BHP Billiton considerable experience in international business and a strong management background.

Appointed a Director of BHP Limited in November 1996 and Chairman in April 1999. Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of the Nomination Committee. Former Managing Director and Chief Executive Officer of the National Australia Bank Limited. He is Chairman of the Brambles Group and a Director of Southcorp Holdings Limited and the Australian Foundation Investment Company Limited. He is also a member of the International Advisory Council of Allianz Aktiengesellschaft.

David Brink
MSc Engineering (Mining), D Com (hc), 63

Dave Brink brings considerable mining and finance experience to the Group. He has over 20 years experience in the mining industry, in particular, shaft sinking, tunnelling and exploration contracting, followed by 12 years as the Chief Executive Officer of a major listed construction, engineering and manufacturing conglomerate.

A Director of Billiton Plc since July 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of the Health, Safety and Environment Committee and a member of the Nomination Committee and Risk Management & Audit Committee. He is Chairman of Murray & Roberts Holdings Limited and Unitrans Limited and Deputy Chairman of ABSA Bank Limited and ABSA Group Limited. He is also a Director of Sanlam Limited and Sappi Limited and Vice President of the South Africa Foundation and the South African Institute of Directors.

Michael Chaney
BSc, MBA, FAIM, FAICD, 52

Mike Chaney brings commercial expertise to the Board, developed over many years as the Chief Executive Officer and Managing Director of Wesfarmers Limited.

A Director of BHP Limited since May 1995 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. He is a Director of Gresham Partners Group Limited, a trustee of the Committee for the Economic Development of Australia, a member of the Business Council of Australia and the Council of the National Gallery of Australia, a Director of the Centre for Independent Studies and Chairman of the Australian Research Alliance for Children and Youth.


Paul Anderson


Don Argus


David Brink


Michael Chaney


David Crawford


Brian Gilbertson

David Crawford
B Comm, LLB, FCA, FCPA, FAICD, 58

David Crawford has extensive experience in risk management and business reorganisation, having acted either as a consultant, scheme manager, receiver and manager or liquidator to very large and complex groups of companies. He has significantly contributed to the restructuring of the Group's Risk Management & Audit Committee (of which he is Chairman), and as Chairman of the BHP Superannuation Fund has overseen the restructuring of that fund to an outsourced managed fund.

A Director of BHP Limited since May 1994 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A Director of Lend Lease Corporation Limited, Foster's Group Limited, National Foods Limited and Westpac Corporation Limited, he is former Australian National Chairman of KPMG, Chartered Accountants.

Brian Gilbertson
MSc, MBL, 59

Brian Gilbertson has more than 30 years experience in the mining industry.

Formerly Executive Chairman and Chief Executive of Billiton Plc, he became Deputy Chief Executive Officer on the merger and assumed the role of Chief Executive on 1 July 2002. With Paul Anderson, Brian Gilbertson oversaw the merger. He is a member of the Health, Safety and Environment Committee and a Director of the South African Reserve Bank.

Charles Goodyear
BSc, MBA, FCPA, 44

Before joining the BHP Group as Chief Financial Officer in 1999, Charles Goodyear had extensive financial, corporate restructuring and merger and acquisition experience in the United States.

A Director of BHP Billiton Limited and BHP Billiton Plc since November 2001. Appointed Chief Development Officer in June 2001. Former President of Goodyear Capital Corporation and former Executive Vice President and Chief Financial Officer of Freeport-McMoRan Inc.

Cornelius Herkströter
CA, 65

Cor Herkströter has broad international business experience with special interests in human resources and the environment. He has held various executive appointments throughout Europe and South East Asia with Billiton and Shell.

A Director of Billiton Plc since July 1998 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of the Risk Management & Audit Committee. He is Professor of International Management at Amsterdam University, Chairman of the Supervisory Board of the ING Group, trustee to the Board of the International Accounting Standards Committee and Chairman of Supervisory Board of DSM. Former President of the Royal Dutch Petroleum Company and Chairman of the Committee of Managing Directors of the Royal Dutch/ Shell group of companies.

John Jackson
BA, LLB, 73

A lawyer, John Jackson has business experience in a wide range of industries including electronics, engineering, pharmaceuticals and fine chemicals, biotechnology, hotels, property, retailing and printing.

A Director of Billiton Plc since July 1997 and Senior Independent Director of that company. A Director and Deputy Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. He will retire from the Board in November 2002. Chairman of the Remuneration Committee. He is Chairman of Celltech Group Plc, Oxford Technology Venture Capital Trust Plc, Wyndeham Press Group Plc and Xenova Group Plc, a Director of WPP Group Plc, Arkios Ltd and Brown & Jackson Plc and is non-solicitor Chairman of Mishcon de Reya.



Charles Goodyear



Cornelius Herkströter



John Jackson

David Jenkins
BA, PhD (Geology), 63

David Jenkins' executive career at British Petroleum makes him a recognised authority on all facets of oil and gas technology.

A Director of BHP Limited since March 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of the Health, Safety and Environment Committee and the Risk Management & Audit Committee. A Director of Chartwood Resources Ltd, a private company providing consultancy services and business and technology advice to the oil industry. Former Chief Geologist and Chief Technology Advisor to the British Petroleum Company. He is a member of the Technology Advisory Committee of the Halliburton Company, the Technology Advisory Board of Landmark Graphics and the Advisory Council of Consort Resources. He also chairs the Energy Advisory Panel of Science Applications International Corporation.

John Ralph
AC, FCPA, FAIM, FAICD, FAusIMM, 69

John Ralph has extensive experience in the mining industry, having had a 45-year career with CRA Ltd (now part of the Rio Tinto Group) before retiring as Managing Director and Chief Executive Officer of that company.

A Director of BHP Limited since November 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. He will retire from the Board in November 2002. A member of the Remuneration Committee. Chairman of the Commonwealth Bank of Australia and Deputy Chairman of Telstra Corporation Limited. Former Chairman of Pacific Dunlop Limited and Foster's Group Limited, and a former Director of Pioneer International Limited. He is also a former President of the Australian Institute of Company Directors and the Business Council of Australia.

Lord Renwick of Clifton
KCMG, MA, 64

Lord Renwick has wide international and financial expertise. He served as British Ambassador to South Africa from 1987 to 1991 and as British Ambassador to the US from 1991 to 1995. He is currently Vice Chairman, Investment Banking, JP Morgan Plc.

A Director of Billiton Plc since July 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of the Nomination Committee and the Remuneration Committee. He is Chairman of Fluor Limited, Director of British Airways Plc, Compagnie Financiere Richemont, Fluor Corporation, SAB Miller Plc and Harmony Gold Mining Co Ltd.

John Schubert
BC Eng, PhD (Chem Eng), FIEAust, FTSE, 59

John Schubert's contribution to the deliberations of the Board comes from his 23 years' experience in the oil industry where he also had mining and financial responsibilities. He has experience in mergers, acquisitions and divestments, project analysis and management.

A Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of the Nomination Committee and the Remuneration Committee. Deputy Chairman of the Commonwealth Bank of Australia, a Director of Qantas Airways Limited, Hanson Plc, the Australian Graduate School of Management and the Great Barrier Reef Research Foundation. He is also non-executive Chairman of G2 Therapies Limited and of the Advisory Board of Worley Limited and President of the Business Council of Australia. Former Managing Director and Chief Executive Officer of Pioneer International Limited and former Chairman and Managing Director of Esso Australia Limited.

Company Secretary
Karen Wood
BEd, LLB (Hons), FCIS, 46

Company Secretary of BHP Billiton Limited and BHP Billiton Plc since 2001. She is a member of the Takeovers Panel (Australia), a member of the Law Institute of Victoria and a Fellow of the Institute of Chartered Secretaries.


David Jenkins


John Ralph


Lord Renwick of Clifton


John Schubert

Executive Committee

Paul Anderson
BS (Mech Eng), MBA, 57

A Director since December 1998 and retired as Chief Executive Officer and Managing Director of BHP Billiton Limited and BHP Billiton Plc in June 2002. Former Chief Executive Officer and Managing Director of BHP Limited since 1998 and of BHP Billiton Limited and BHP Billiton Plc since June 2001. He was previously President and Chief Operating Officer of Duke Energy Corporation, President, Chairman and Chief Executive Officer of PanEnergy Corporation, a Director of Kerr-McGee Corporation, Baker Hughes Incorporated and TEPPCO Partners, LP. He is currently a Director of Qantas Airways Limited, Temple-Inland Inc, the Stanford University Graduate School of Business and a Global Counsellor for The Conference Board.

Philip Aiken
BE(Chem), 53

Appointed President and Chief Executive Officer Petroleum in October 1997. Former Director BTR Plc and former Managing Director BTR Nylex, following a long career at BOC Plc where his last role was Managing Director Gases Europe. He is a Director of Robert Walters Plc and the Mt Eliza Business School.

John Fast
BEc (Hons), LLB (Hons), ASIA, 52

Appointed Chief Legal Counsel in December 1999. Former Senior Commercial Partner, Arnold Bloch Leibler. Director of the Medical Research Foundation for Women and Babies. He is a member of the Strategic Advisory Board to the Melbourne Law School's Graduate Program in Law, an Associate of the Securities Institute of Australia and a member of the Markets Policy Group of that Institute, and a member of the Law Institute of Victoria.

Ian Fraser
MA (Hons), MBA, C.Psychol, 41

Appointed Group Vice President Human Resources June 2001. Previously Group HR Director Billiton Plc, Group HR Director Charter Plc, Personnel Controller Woolworths Plc, and Head of Organisation Diagnostics, Hay Management Consultants.


Paul Anderson


Philip Aiken


John Fast


Ian Fraser

Executive Committee continued

Brian Gilbertson
MSc, MBL, 59

Formerly Executive Chairman and Chief Executive of Billiton Plc, he became Deputy Chief Executive Officer on the merger and assumed the role of Chief Executive on 1 July 2002. With Paul Anderson, Brian Gilbertson oversaw the merger. He is a member of the Health, Safety and Environment Committee and a Director of the South African Reserve Bank.

Charles Goodyear
BSc, MBA, FCPA, 44

Before joining the BHP Group as Chief Financial Officer in 1999, Charles Goodyear had extensive financial, corporate restructuring and merger and acquisition experience in the United States.

A Director of BHP Billiton Limited and BHP Billiton Plc since November 2001. Appointed Chief Development Officer in June 2001. Former President of Goodyear Capital Corporation and former Executive Vice President and Chief Financial Officer of Freeport-McMoRan Inc.

Bob Kirkby
BE Civil (Hons), Harvard Business School – Advanced Management Program, 55

Appointed President Carbon Steel Materials June 2001. Previously Chief Operating Officer, BHP Minerals, President BHP Steelmaking and Energy, Group General Manager and Chief Executive Officer BHP Coal, Group General Manager and Chief Operating Officer of various divisions in BHP Steel, and General Manager Newman-BHP Minerals.

Marius Kloppers
MBA, PhD (Materials Science), BE (Chem), 40

Appointed Vice President Marketing and Chief Marketing Officer June 2001. Previously Group Executive Billiton Plc, Chief Executive of Samancor Manganese, Chief Operating Officer at Billiton Aluminium, General Manager, Hillside Aluminium, and a former consultant at McKinsey Inc.



Brian Gilbertson



Charles Goodyear



Bob Kirkby



Marius Kloppers

Chris Lynch
BComm, MBA, FCPA, 48

Appointed Chief Financial Officer on 14 September 2001. Former Chief Financial Officer BHP Billiton Limited Minerals. Former roles as Vice President and Chief Information Officer for Alcoa Inc in the United States and Chief Financial Officer Alcoa Europe. He was also Managing Director KAAL Australia Ltd, a joint venture company formed by Alcoa Inc of the United States and Kobe Steel of Japan and Corporate Accounting Manager Alcoa of Australia.

Brad Mills
MSc Economic Geology, BSc Geology, 47

Appointed President Base Metals June 2001. Previously Vice President and Chief Strategic Officer, Vice President Strategy, Planning and Business Development, Executive Vice President and Group General Manager Growth and Technology BHP Copper, Executive Vice President Magma Copper Company, Director Corporate Development Echo Bay Management Company and Manager United States Exploration Echo Bay Exploration Inc. Director ICA, Director ERBA Inc, Director Mills Foundation.

Mike Oppenheimer
BSc (Chem Eng), 48

Appointed President Energy Coal June 2001. Previously BHP Minerals, President BHP Coal; BHP Petroleum, President North West Shelf and Gas Marketing, Vice President and General Manager North West Shelf, Vice President Marketing and Business Development Australia/Asia. Director, Richards Bay Coal Terminal, International Colombia Resources Corporation and World Coal Institute; Member of Coal Industry Advisory Board of the IEA.

Miklos Salamon
BSc Mining Engineering, MBA, 47

Appointed President and Chief Executive Officer Minerals in June 2001 and, with effect from February 2002, Acting President Aluminium. With effect from July 2002, President Aluminium, Chairman Stainless Steel and Senior Minerals Executive. From July 1997 to June 2001, he served as an executive Director of Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium. He is Chairman of Samancor and a Director of Richards Bay Minerals, Cerro Matoso and Escondida. Former Executive Chairman of Samancor, Managing Director of Trans-Natal Coal Corporation and Chairman of Columbus.


Chris Lynch


Brad Mills


Mike Oppenheimer


Miklos Salamon

Corporate Governance Statement

This Statement sets out the key governance principles adopted by the Directors in governing the BHP Billiton Group.

In preparing the Statement, the Directors are mindful that the Group operates in many different countries. The Dual Listed Companies structure is predicated on the maintenance of primary listings in Australia and the United Kingdom. BHP Billiton Limited is a registrant of the SEC in the United States and both BHP Billiton Limited and BHP Billiton Plc maintain secondary listings in a number of other jurisdictions.

In formulating the governance practices, Directors have taken into account the regulatory requirements and best practice processes in each jurisdiction. Where governance practices vary across the jurisdictions, as they inevitably do, the Directors have resolved to adopt those practices that they consider to be the better of the prevailing standards.

Shareholders

The Directors of BHP Billiton acknowledge and endorse the expectation of shareholders that their funds will be used in a manner that realises a superior return on investment and that, in pursuing this aim, the Directors will undertake their duties with honesty, integrity, care and diligence, according to the law and in a manner that reflects the highest standards of governance.

The shareholders of BHP Billiton play a key role in the governance of the Group by electing the Directors whose task it is to govern on their behalf. One-third of the Directors retire each year by rotation and are subject to re-election by shareholders.

Directors recognise that for shareholders to effectively discharge their responsibilities in electing Directors, and in voting on the other issues that are put to them for consideration, they must receive high-quality, relevant and useful information in a timely manner.

Directors are committed to the promotion of investor confidence by ensuring that trade in the Group's securities takes place in an efficient, competitive and informed market.

The BHP Billiton Charter (set out on page 59) recognises the importance of forthright communication as a key plank in building shareholder value, and that to prosper and achieve growth, it must (among other things) earn the trust of employees, customers, suppliers, communities and shareholders by being forthright in its communications and consistently delivering on its commitments.

BHP Billiton will comply with the continuous disclosure obligations contained in the applicable Listing Rules of the Australian Stock Exchange and the London Stock Exchange and in so doing will immediately notify the market by announcing to all of the stock exchanges on which its securities are listed any information in relation to the business of BHP Billiton that a reasonable person would expect to have a material effect on, or lead to a substantial movement in, the price or value of securities.

In addition to its market disclosure, the Directors ensure shareholders are kept informed through a variety of other means:

- Shareholders can gain access to information about the Group, including the annual report and accounts, key policies and the Terms of Reference of its Board Committees, through the website at www.bhpbilliton.com.
- From time to time, briefings with shareholders are conducted in an effort to promote a better understanding of the Group. Site visits are also arranged to give those who advise shareholders a better understanding of the Group's operating facilities.
- In conducting briefings, BHP Billiton takes care to ensure that any price-sensitive information released is made available to all shareholders (institutional and private) and the market at the same time and in accordance with the requirements of the stock exchanges on which the Group is listed.
- This information is also released by email to all persons who have requested their name be added to the contact database. Any person wishing to be added to this database can do so via the Company Homepage at www.bhpbilliton.com.
- The principal communication with private investors is through the provision of the Annual Report and financial statements, the interim statements and the Annual General Meetings. Notice of the Annual General Meetings is posted to shareholders at least 28 days in advance of the meeting. In 2002, the Annual General Meetings for BHP Billiton Limited and BHP Billiton Plc will be held simultaneously on 4 November. The Group will make use of available telecommunications technology to facilitate a single meeting environment with shareholders present in both Melbourne and London. Shareholders are encouraged to use these meetings to ask questions on any matter.

Board of Directors – Composition

Membership

BHP Billiton Limited and BHP Billiton Plc have identical Boards of Directors. (The Boards are hereafter referred to collectively as the Board.)

The names of the Directors in office at the date of this Report, the year of appointment, their status as non-executive, independent or executive Directors and whether they retire at the 2002 Annual General Meetings are set out in the table below.

NAMES OF DIRECTORS IN OFFICE AT THE DATE OF THIS REPORT

	Appointed	Non-executive	Independent	Executive	Retiring in 2002	Seeking re-election in 2002
Paul Anderson (former CEO and Managing Director)	1998	Yes	No	No (Retired as CEO and Managing Director 1 July 2002)	Yes	No
Don Argus (Chairman)	1996	Yes	Yes	No	No	n/a
David Brink	1997	Yes	Yes	No	No	n/a
Michael Chaney	1995	Yes	Yes	No	No	n/a
David Crawford	1994	Yes	Yes	No	No	n/a
Brian Gilbertson (Chief Executive)	1997	No	No	Yes (Former Deputy CEO. Appointed Chief Executive 1 July 2002)	Yes	Yes
Charles Goodyear (Chief Development Officer)	2001	No	No	Yes (Appointed to the Board in November 2001. His appointment is to be ratified by shareholders)	Yes	Yes
Cornelius Herkströter	1998	Yes	Yes	No	No	n/a
John Jackson (Deputy Chairman and Senior Independent Director)	1997	Yes	Yes	No	Yes	No
David Jenkins	2000	Yes	Yes	No	Yes	Yes
John Ralph	1997	Yes	Yes	No	Yes	No
Lord Renwick	1997	Yes	Yes	No	No	n/a
John Schubert	2000	Yes	Yes	No	Yes	Yes

Since the merger, the Board has reduced its size from 17 to 13 Directors. Following the Annual General Meetings there will be 10 Directors in office. Eight will be non-executive Directors and two will be executive Directors. The Board will announce new appointments in due course, with a view to reaching its target of nine non-executive Directors and three executive Directors.

Biographical details for each of the Directors are set out on pages 32 to 34 of this Report.

Retirement and re-election

One-third of the members of the Board retire at each annual general meeting. Re-appointment is not automatic. Retiring Directors must submit themselves to re-election by shareholders. In addition, the Nomination Committee has been tasked by the Board to consider the skills and diversity represented on the Board, on a regular basis.

Shareholders are also required to ratify, at the next annual general meeting, the appointment of any Director appointed throughout the year to fill a casual vacancy. At the 2002 Annual General Meetings, shareholders will be asked to ratify the appointment of Mr Charles Goodyear, who was appointed in November 2001.

The Constitution and Articles of Association of the Group provide that Directors cannot be re-appointed if they have reached the age of 70 years, unless that appointment is approved by shareholders in the form of a special resolution. A Director so appointed must retire at the next annual general meeting.

Independence of non-executive Directors

'Independence' is variously defined in the jurisdictions in which BHP Billiton operates. The Board has considered the associations of each of the 13 Directors in office at the date of this Report and considers 10 of them to be independent. The three Directors who are not considered independent are the two executive Directors, Mr Brian Gilbertson and Mr Charles Goodyear, and the former Chief Executive Officer and Managing Director, Mr Paul Anderson.

None of the 10 independent non-executive Directors has ever been an employee of the Group and the Board considers that none has business or other relationships that could materially interfere with the exercise of their independent judgement. None represents shareholder groups or has significant financial or personal ties to the Group. None participates in share, option or performance-based plans.

Some of the non-executive Directors hold directorships or executive positions in companies with which BHP Billiton has commercial relationships. Details of these directorships and executive positions are set out on pages 32 to 34 of this Report. The Board has considered all of these associations and does not consider that any compromise the independence of the Directors concerned. Refer note 31 to the financial statements.

The concept of independence is further defined in proposed changes to the Listing Standards of the New York Stock Exchange that are awaiting approval by the SEC. The Board will review its determination of independence when those changes have been finalised.

In accordance with the recommendation contained in the UK Combined Code, the Board has appointed Mr John Jackson as the Senior Independent Director of BHP Billiton Plc. Following Mr Jackson's retirement, the Board will nominate another member as its Senior Independent Director.

Skill and experience

The Board considers that, between them, the non-executive Directors bring the range of skills, knowledge and experience necessary to govern the Group, including international experience; understanding the economics of the sectors in which the Group operates; knowledge of world capital markets; and an understanding of the health, safety, environmental and community challenges that the Group faces.

Succession planning

The Board manages planning for its own succession with the assistance of the Nomination Committee. In so doing, the Board:

- considers the skills necessary to allow it to meet the strategic vision for the Group
- assesses the skills currently represented
- identifies any skills not adequately represented and agrees the process necessary to ensure a candidate is selected who brings those skills
- engages in a robust analysis of how Board performance might be enhanced both at individual level and for the Board as a whole.

The Board engages the services of an independent recruitment organisation to undertake a search for suitable candidates.

Performance appraisal

The Board believes that progressive organisations, especially those that appreciate the challenge of operating in a radically different business environment from that of even five years ago, will be more inclined to embrace contemporary performance measures.

It is recognised that it may be difficult in the future for any Director to offer him or herself for re-election unless a performance appraisal has been undertaken.

A performance appraisal and Board review is scheduled for early in 2003. The aim is to conduct an objective assessment of the performance of each Director, including the Chairman, and the Board as a whole, and will be facilitated by an independent consultant. The results will provide the Chairman with meaningful material with which to discuss individual performance with each Director and for the Board to discuss the performance of the Chairman.

Board of Directors – Role

The management and control of the business of the Group is vested in the Board.

The Board has a schedule of matters specifically reserved to it for decision. This schedule includes the adoption of the strategic direction of the Group, the appointment of key senior executives, approval of accounts, approval of the business plan and the budget, approval of financial policies, review of operating results, risk management strategy, succession planning and significant capital expenditure. The Board has delegated responsibility for the management of the Group through the Chief Executive to executive management. There is a clear division between the responsibilities of the Board and management. The roles of Chairman and Chief Executive are not combined. The Chief Executive is accountable to the Board for all authority delegated to executive management. The Board has also delegated some of its responsibilities to committees of the Board. These delegations are outlined in the Approvals Framework, which itself is approved by the Board.

A diagrammatic outline of the entities to which delegations have been made is set out below.


GROUP BOARDS
BOARD COMMITTEES
EXECUTIVE COMMITTEE
refer to page 35
Risk Management & Audit Committee
refer to page 41
Remuneration Committee
refer to page 43
Nomination Committee
refer to page 42
Health, Safety and Environment Committee
refer to page 42
Financial Risk Management Committee
refer to page 43
Investment Review Committee
refer to page 43
Other Levels of Management

With the consent of the Chairman, individual Directors may seek independent professional advice, at the expense of the Group, on any matter connected with the discharge of their responsibilities.

Chairman

The Chairman, Mr Don Argus, is a non-executive, independent Director. He has been Chairman since 1999. The Board delegates to the Chairman responsibility for ensuring the effectiveness of governance practices. The Chairman leads the Board and is responsible for representing the Board to shareholders.

Company Secretary

The Company Secretary is Ms Karen Wood. The appointment and removal of the Company Secretary is a matter for the Board. The Company Secretary advises the Board on the appropriate procedures for the management of meetings and the implementation of governance procedures. All Directors have access to her advice and services.

Board of Directors – Meetings

The Board met seven times during the year. Each meeting ran for two days, with one meeting (focusing on strategy) running for three days. Four of those meetings were held in Australia and three in the UK.

Details of Director attendance at the meetings held during the year are set out on page 61 of this Report.

The Chairman sets the agenda for each meeting in consultation with the Chief Executive and the Company Secretary. Any Director may have any matter added to the agenda.

Members of senior management regularly attend meetings of the Board.

Copies of Board papers are circulated in advance of meetings to Directors in either electronic or hard copy form.

The Board works to a rolling calendar and conducts periodic reviews of the Group's businesses.

Directors are encouraged to participate in debate and to bring independent judgement to bear on matters being considered. The Board recognises that constructive differences of opinion lead to more robust evaluation of the issues and, ultimately, better outcomes.

The Board may seek advice from independent experts whenever it considers this to be appropriate.

Committees of the Board

The Board has established four permanent committees to assist in the execution of its responsibilities. These committees are the Risk Management & Audit Committee, the Health, Safety and Environment (HSE) Committee, the Nomination Committee and the Remuneration Committee. Ad hoc committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has Terms of Reference (or Charters) under which authority is delegated from the Board. The Terms of Reference for each Committee can be viewed on the website at www.bhpbilliton.com.

The office of the Company Secretary provides secretariat services for each of the Committees.

Committee meeting agendas, papers and minutes are made available to all members of the Board.

The number of Committee meetings held during the year, and the attendance at those meetings by members is set out on page 61 of this Report.

With the exception of the HSE Committee, all Committee members are non-executive Directors and are considered by the Board to be independent. The Chief Executive, Mr Brian Gilbertson and the Vice President, Health, Safety and Environment, Mr Colin Bloomfield, both sit as members of the HSE Committee.

The role and membership of each Committee is set out below.

Risk Management & Audit Committee

Role

The role of the Risk Management & Audit Committee is to assist the Board in relation to the reporting of financial information, the appropriate application and amendment of accounting policies, the identification and management of risk, and internal control systems. The Committee has responsibility for:

1. recommending to the Board the appointment and dismissal of the external auditors and setting the appropriate fees
2. evaluating the performance of the external auditors, including their independence and objectivity
3. ensuring that it is clear that the external auditors are responsible to the Committee and the Board as representatives of the shareholders
4. reviewing and approving the audit plan including identified risk areas
5. ensuring compliance with the Group policy on non-audit services
6. overseeing the appointment and removal of the Vice President Risk Assessment and Assurance and the internal audit function
7. evaluating the performance of the Vice President Risk Assessment and Assurance, including his or her independence and objectivity.

Responsibilities relating to risk management and internal control are set out on page 45.

Composition

The Risk Management & Audit Committee is composed entirely of non-executive Directors, all of whom the Board considers to be independent.

Mr David Crawford chairs the Committee. Mr Crawford is the former National Chairman of KPMG in Australia. KPMG was the joint auditor (with PricewaterhouseCoopers) of Billiton Plc. KPMG, PricewaterhouseCoopers and Ernst & Young (previously Andersen) performed the audit of the Group for the 2002 financial year.

In June 2002, the Board resolved to appoint KPMG and PricewaterhouseCoopers as joint auditors of BHP Billiton for the 2003 financial year.

The Board considers Mr Crawford's chairmanship of the Risk Management & Audit Committee appropriate at this time and does not consider Mr Crawford's independence to be compromised for the following reasons:

- KPMG did not provide audit services for BHP at any time while Mr Crawford was both a Director of BHP and employed by KPMG
- Mr Crawford resigned as a partner and Australian National Chairman of KPMG on 28 June 2001, prior to the implementation of the merger
- Mr Crawford has had no financial arrangement with KPMG, including no pension arrangements, retainers, advisory fees or any direct or indirect business arrangements since his resignation
- Mr Crawford has never been part of the KPMG audit practice nor in any way involved in, or able to influence, any audit activity associated with Billiton, BHP or BHP Billiton.

Mr Crawford abstained from voting on the recommendation of the Risk Management & Audit Committee and from the approval by the Board in relation to the appointment of the auditors.

The other members of the Committee are, currently, Mr Cornelius Herkströter, Dr David Brink and Dr David Jenkins.

No member of management is a member of the Committee. The Chief Executive, the Chief Financial Officer and the Vice President Risk Assessment and Assurance attend meetings of the Committee at the invitation of the Chairman. The Committee meets with the auditors in the absence of members of management on a regular basis.

To assist in discharging its responsibilities, the Risk Management & Audit Committee receives reports from separate Risk Management & Audit Committees that have been established for each of the Customer Sector Groups and key functional areas. Committees have been established for the Carbon Steel Materials, Stainless Steel Materials, Aluminium, Petroleum, Energy Coal and Base Metals Customer Sector Groups and for the Finance, Development, Marketing and Treasury functions.

These Committees have no statutory responsibility in terms of reporting. This responsibility rests with the BHP Billiton Risk Management & Audit Committee.

Health, Safety and Environment (HSE) Committee

Role

The role of the HSE Committee is to assist the Board to fulfil its responsibilities in relation to health, safety, environment and community matters arising out of the activities of the Group as they affect employees, contractors and the communities in which it operates.

The HSE Committee has responsibility for:

1. recommending to the Board a health, safety, environment and community policy
2. monitoring the Group's compliance with the approved HSE Policy and applicable legislation
3. assessing the HSE standards of the Group
4. assessing the operations of the Group and making recommendations for assessing, avoiding, eliminating, controlling and minimising HSE risks
5. researching and recommending the adoption of acceptable HSE practices in the industries in which the Group operates
6. investigating HSE incidents within the Group and considering HSE issues that may have strategic business and reputational implications for the Group as well as recommending appropriate measures and responses.

Composition

Dr David Brink chairs the HSE Committee. Dr David Jenkins and the Chief Executive, Mr Brian Gilbertson, sit as members of the Committee, as does Mr Colin Bloomfield, Vice President, Health, Safety and Environment. The other members of the Committee are all external experts in the fields of health, safety, environment or community. They are Professor Albert Davies, Dr David Slater, Dr Colin Soutar, Professor Jim Joy, Mr Edwin Spence and Mr Ben Alberts (who was, until June 2002, an independent non-executive Director of BHP Billiton).

Nomination Committee

Role

The Nomination Committee supports and advises the Board in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of Directors, having regard to the law and the highest standards of governance, by:

1. assessing the skills required on the Board
2. from time to time assessing the extent to which the required skills are represented on the Board
3. establishing processes for the review of the performance of individual Directors and the Board as a whole
4. establishing processes for the identification of suitable candidates for appointment to the Board.

Composition

The Nomination Committee is composed entirely of independent non-executive Directors.

The Chairman, Mr Don Argus, chairs the Committee. The other members are Lord Renwick, Dr John Schubert and Dr David Brink. Under the terms of the 2001 merger of BHP Limited and Billiton Plc, the Australian Foreign Investment Review Board approved a structure of the Nomination Committee that requires equal representation from the former BHP Limited and the former Billiton Plc until 30 June 2004. The composition of the Committee meets that requirement.

Remuneration Committee

Role

The Remuneration Committee supports and advises the Board in fulfilling its responsibilities to shareholders by:

1. determining executive remuneration policy
2. determining the remuneration of executive Directors
3. reviewing and approving the remuneration of direct reports to the Chief Executive and other senior executives
4. reviewing and approving all equity based plans.

Composition

The Remuneration Committee is composed entirely of independent non-executive Directors.

Mr John Jackson, Deputy Chairman and Senior Independent Director chairs the Committee. Mr John Ralph, Lord Renwick and Dr John Schubert are the other members of the Committee.

The Committee seeks advice and guidance from the Chief Executive and the Group Vice President Human Resources, as it considers appropriate. From time to time, it seeks advice from independent experts. The report of the Committee relating to the remuneration practices of the Group is set out on pages 47 to 58 of this Report.

Directors' remuneration

Details of remuneration paid to the Directors (executive and non-executive) are set out in the Directors' Remuneration Report on pages 47 to 58 of this Report.

Share ownership and dealing

Non-executive Directors have agreed to apply at least 25 per cent of their remuneration to the purchase of BHP Billiton shares (in either BHP Billiton Limited or BHP Billiton Plc) until they achieve a shareholding equivalent in value to one year's remuneration and, thereafter, to maintain at least that level of shareholding throughout their tenure.

Details of the shares held by Directors are set out on page 61 of this Report.

BHP Billiton has a policy that covers dealings in securities that applies to Directors and senior management. The policy has been designed to ensure that shareholders, customers and the international business community have confidence that BHP Billiton will comply with the law and best practice in corporate governance and will handle confidential information with integrity and sensitivity.

Under the policy, Directors are required to obtain the consent of the Chairman before dealing in any shares of BHP Billiton. Directors and senior management are also prohibited from dealing in shares or other securities of BHP Billiton during designated prohibited periods and at any time at which the individual is in possession of inside information. The policy adopts the terms of the Model Code as set out in the Listing Rules published by the UK Financial Services Authority.

Any dealing in the shares of BHP Billiton by a Director is reported to the Board at each meeting. The Australian and London Stock Exchanges, and all secondary exchanges on which BHP Billiton is listed, are notified of any share dealing by a Director within five days.

The BHP Billiton Securities Dealing Policy can be viewed on the website at www.bhpbilliton.com.

Management Committees

Executive Committee

The Executive Committee has two principal functions – to make recommendations to the Board in respect of certain matters on which the Board must make decisions, and to exercise the authority delegated to it by the Board under the terms of the Approvals Framework.

The Chief Executive chairs the Committee. Minutes of meetings of the Committee are circulated to all Board members.

The members of the Committee are Mr Brian Gilbertson, Mr Phillip Aiken, Mr John Fast, Mr Ian Fraser, Mr Charles Goodyear, Mr Robert Kirkby, Mr Marius Kloppers, Mr Chris Lynch, Mr Brad Mills, Mr Mike Oppenheimer and Mr Mike Salamon.

Financial Risk Management Committee

The Chief Financial Officer chairs the Financial Risk Management Committee. Under powers delegated by the Executive Committee, this Committee monitors the financial risk management policies of the Group, approves financial transactions within the scope of its authority and makes recommendations to the Executive Committee. Minutes of meetings of the Financial Risk Management Committee are circulated to the members of the Board and the Executive Committee.

Investment Review Committee

An Investment Review Committee has been established to manage the approval processes for major investments. Those processes are designed to ensure that:

- investments are aligned to the Group's agreed strategies and values
- risks are identified and evaluated
- investments are fully optimised to produce the maximum shareholder value within an acceptable risk framework
- appropriate risk management strategies are pursued.

The Investment Review Committee operates under powers delegated by the Executive Committee and makes recommendations to that Committee. Minutes of meetings of the Investment Review Committee are circulated to members of the Executive Committee.

The Committee is chaired by the Chief Financial Officer.

Accountability and audit

Financial reporting

The Dual Listed Companies structure under which BHP Billiton operates requires the Group to comply with the corporate regulations of Australia and the United Kingdom. As a registrant of the SEC in the United States, BHP Billiton Limited also complies with the regulatory regime of that country in so far as it applies to foreign companies.

Consistent with the regulatory requirements of all three jurisdictions, BHP Billiton prepares combined financial statements according to the Australian generally accepted accounting principles (GAAP), UK GAAP and US GAAP. The combined financial statements reflect the fact that the Group operates as a single economic entity.

The Directors are committed to the preparation of financial statements that present a balanced and clear assessment of the Group's financial position and prospects. This assessment is provided in the Chairman's Review, the Chief Executive's Report and the Review of Operations and in the various Customer Sector Group reports contained in this Report.

The role of the Risk Management & Audit Committee in the preparation and reporting of the financial information of the Group is set out on page 41 of this Report.

An explanation of the responsibilities of the Directors in respect of the preparation of the accounts is set out on page 68. The Directors set out on page 63 their view that the business is a going concern.

External audit

Following the merger of BHP Limited and Billiton Plc, the incumbent auditors – Ernst & Young (previously Andersen), KPMG and PricewaterhouseCoopers – continued to audit the Group. In June 2002, the Board approved the appointment of KPMG and PricewaterhouseCoopers as joint auditors for the 2003 financial year. The Risk Management & Audit Committee conducted a tender for audit services and made recommendations to the Board on the appointment of auditors. Those recommendations were adopted.

An independent probity auditor, who reported to the Committee and the Board, oversaw the tender process.

Shareholders will be asked to approve the appointment of the auditors at each annual general meeting.

The Board has delegated to the Risk Management & Audit Committee responsibility for making recommendations on the appointment, evaluation and dismissal of external auditors; setting fees and ensuring that the auditors report to the Committee and the Board as representatives of shareholders.

BHP Billiton is committed to audit independence. The Risk Management & Audit Committee reviews the independence and objectivity of the external auditors.

Those reviews include:

- seeking confirmation that the auditors are, in their professional judgement, independent of the Group
- obtaining from the external auditors an account of all relationships between the auditors and the Group
- monitoring the number of former employees of the external auditors currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the auditors' judgement or independence
- considering whether, taken as a whole, the various relationships between the Group and the external auditors impairs, or appears to impair the auditors' judgement or independence
- considering whether the compensation of individuals employed by the external auditors who are performing the audit is tied to the provision of non-audit services and, if so, consider whether this impairs, or appears to impair, the external auditors' judgement or independence
- reviewing the economic importance of the Group to the external auditors and assessing whether that importance impairs, or appears to impair, the external auditors' judgement or independence.

The Group audit engagement partners will rotate every seven years. The Risk Management & Audit Committee and the Board will review this rotation period in the light of recent recommendations from the US for a shorter period of five years.

The Group has a policy governing the conduct of non-audit work by the auditors. Under that policy the auditors are prohibited from performing services where the auditors:

- may be required to audit their own work
- participate in activities that would normally be undertaken by management
- are remunerated through a 'success fee' structure
- act in an advocacy role for BHP Billiton.

A copy of the Policy can be viewed on the website at www.bhpbilliton.com.

The external auditors are permitted to provide non-audit services that are not perceived to be in conflict with auditor independence. An approval framework is in place which requires approval for all assignments in excess of US$25 000, with any assignments greater than US$100 000 subject to approval by the Risk Management & Audit Committee. All assignments are reported to the Committee.

Details of the amounts paid to the auditors during the year for audit and other services are set out in note 7 to the financial statements on page 98 of this Report.

Internal control

The Directors are responsible for the system of internal control and for regularly reviewing its effectiveness.

The principal aim of the system of internal control is the management of business risks, with a view to enhancing the value of shareholders' investments and safeguarding assets. Although no system of internal control can provide absolute assurance that the business risks will be fully mitigated, the internal control systems have been designed to meet the Group's specific needs and the risks to which it is exposed.

Assessment of business risk
During the year, the Board approved the introduction of the Enterprise Wide Risk Management System at all operations and head office functional areas. This System forms the cornerstone of the risk management activities of the Group. Its aim is to provide the Risk Management & Audit Committee with the assurance that the major risks facing the Group have been identified and assessed and that there are controls planned for these risks. Validation of the risk controls is conducted by a process of control self assessment. Independent validation is undertaken by internal audit.

Strategic risks and opportunities arising from changes in the Group's business environment were regularly reviewed by the Executive Committee and discussed by the Board.

Monitoring process
Directors monitor risks through the the Risk Management & Audit Committee and Internal Audit.

Risk Management & Audit Committee
The composition, role and function of the Risk Management & Audit Committee are set out on pages 41 to 42 of this Report.

The Terms of Reference of the Risk Management & Audit Committee include responsibility for the review of internal control systems, including the procedure for identifying business risks and controlling their financial impact on the Group; the budgeting, forecasting and financial reporting systems and controls; the operational effectiveness of the policies and procedures related to risk and control; whether the Turnbull Guidance has been followed and approving policies for preventing and detecting fraud.

The Committee is assisted in its task by the work of Risk Management & Audit Committees established for each of the Customer Sector Groups and key functional areas.

Each half year, the senior executive and Chief Financial Officer of each Customer Sector Group and each of the Marketing, Finance, Treasury and Development functions are required to review internal controls and to provide formal representations to the Group Centre and their Risk Management & Audit Committee, assuring compliance with Group policies and procedures and confirming the adequacy of internal control systems. These representations are provided to the BHP Billiton Risk Management & Audit Committee.

Internal audit
BHP Billiton has an internal audit function. The Group Risk Management & Audit Committee reviews the mission, charter and resources of internal audit. Each Customer Sector Group and key function Risk Management & Audit Committee approves an annual internal audit plan for the Group for which it has responsibility. These plans are reviewed and approved by the Group Risk Management & Audit Committee.

The Committee also approves the appointment and dismissal of the head of internal audit and assesses his or her independence and objectivity.

The role of internal audit, as approved by the Group Risk Management & Audit Committee, is to:

- assess the design and operating effectiveness of controls governing key operational processes and business risks
- provide the Board with an assessment, independent of management, as to the adequacy of the Group's internal operating and financial controls, systems and practices
- assist the Board in meeting its corporate governance and regulatory responsibilities
- provide consulting services to management in order to enhance the control environment and improve business performance.

Internal audit has developed a risk-based methodology, which focuses on compliance reviews at the asset and function levels, risk audits at the Customer Sector Group level, and ad hoc management requests.

A comprehensive activity report is presented by internal audit to the Risk Management & Audit Committee at each scheduled meeting.

Review of effectiveness
During the year, the Directors conducted reviews of the effectiveness of the Group's system of internal control for the financial year and up to the date of this Report in accordance with the Turnbull Guidance. These reviews covered financial, operations and compliance controls and risk assessment.

In addition to its consideration of the key risks facing the Group throughout the year, the Board's review included considering a summary of the assessments of the effectiveness of internal controls over the key risks identified through the work of the Board Committees and Management Committees described above.

Corporate social responsibility
BHP Billiton is committed to sustainable development. Health, safety, environment and community responsibilities are integral to the way in which the Group conducts its business. A Health, Safety, Environment and Community Report is published each year. The Report identifies BHP Billiton's HSEC targets and measures its performance against those targets. On 4 September 2002, BHP Billiton was admitted into the Dow Jones Sustainability World Indexes (DJSI World) and Dow Jones STOXX Sustainability Index (DJSI STOXX) for 2002/3.

The Report is published at the same time as the Annual Report. A copy can be reviewed on the website at www.bhpbilliton.com or obtained by telephoning +44 20 7747 3977.

Business conduct and the Charter
The BHP Billiton Guide to Business Conduct reflects the Charter values of integrity, respect, trust and openness. The Guide provides clear directions and advice on conducting business internationally, interacting with governments, communities and business partners, and general workplace behaviour. It states BHP Billiton's position on a wide range of ethical and legal issues including conflicts of interest, financial inducements, bribery, insider trading and political contributions. Managers and

supervisors are held accountable not only for their own business but also that of their staff. The approach to business conduct reflects the Charter, which itself recognises that lasting success is built on each employee taking responsibility, achieving high performance, delivering on commitments and earning trust. The Guide applies to all employees, regardless of their job or location. Consultants, contractors and business partners are also expected to act in accordance with the Guide.

BHP Billiton has established regional Helplines as a means by which employees can seek guidance on how to make decisions about which they feel confident and comfortable. The Helplines also afford employees an opportunity to express issues of concern. Employees are encouraged to use the Helplines to report policy violations. Reports can be made anonymously. Further details can be found at www.bhpbilliton.com.

The Guide to Business Conduct has been revised since the merger and is available in six languages. Internal performance requirements regarding business conduct have been established under the Health, Safety, Environment and Community Management Standards. Conformance with the Guide has been incorporated in the Company's HSEC audit program.

Compliance

The Listing Rules of the London Stock Exchange require UK-listed companies to report on the extent to which they comply with the Principles of Good Governance and Code of Best Practice, which are contained in the Combined Code. The Code establishes principles dealing with Directors, Directors' Remuneration, Relations with Shareholders and Accountability and Audit, all of which are addressed in this Statement. Although the Code only applies to UK-listed companies, the Directors consider that it reflects best practice and report that, save for the matter reported below, BHP Billiton has complied with the provisions set out in Section 1 of the Code throughout the year.

Shareholders may recall that resolutions to receive the report and accounts as required in Section 1 of the Code, were not proposed at the 2001 Annual General Meetings because regulatory and administrative issues associated with the Dual Listed Companies merger made it difficult to distribute the report and accounts for both companies to all shareholders. Those difficulties have been largely overcome and shareholders will be invited to receive the report and accounts at the Annual General Meetings this year.

Copies of both sets of reports and accounts will be posted on the website at www.bhpbilliton.com. Copies can also be obtained by calling +44 20 7747 3977.

In addition to the Combined Code, BHP Billiton complies with the following governance guidelines:

- the Corporate Governance Guidance Note published by the Australian Stock Exchange
- the statements by participants of the Corporate Governance Council established by the Australian Stock Exchange dated 15 August 2002
- the requirements of the SEC in the US.

BHP Billiton has policies and procedures that comply with the recommendations of the Ramsay Report into Independence of Australian Company Auditors.

The Group substantially complies with the proposed changes to the Listing Standards of the New York Stock Exchange on Corporate Governance. These changes are currently awaiting approval from the SEC and include, for example, new requirements on the role of the audit committee and the 'independence' of members of that committee.

The US Congress recently passed the Sarbanes-Oxley Act of 2002, which became law on 30 July 2002. This Act introduces a broad range of accounting and corporate governance reforms, most of which apply to non-US issuers listed in the US or registrants with the SEC such as BHP Billiton. Several of these requirements become effective at stages over the next two years and some require clarification through rule-making by the SEC. However, of the provisions that are immediately effective, the two most important from the perspective of BHP Billiton are: (i) complying with the prohibition on loans to Directors and executive officers and (ii) providing a certification from the Chief Executive and the Chief Financial Officer of the information included in BHP Billiton's annual report to be filed with the SEC. BHP Billiton will comply with these requirements.

The Act includes additional requirements regarding eligibility of audit committee members and duties of the audit committee, auditing independence, internal control procedures, whistleblower protections and enhanced disclosures of off-balance sheet arrangements, pro-forma financial information and codes of ethics. BHP Billiton substantially complies with these requirements.

Remuneration Report

Dear Shareholder

As Chairman of the Remuneration Committee, it is my pleasure to submit the Remuneration report for BHP Billiton for 2002. The Committee operates under delegated authority from the Group Boards to support and advise on executive remuneration policy, set the remuneration of each executive Director and those who report directly to the Chief Executive within the context of that policy, and review and approve equity based share plans.

During the year the Committee has reviewed a range of remuneration policy issues and has overseen the preparation of the proposed new incentive arrangements that will be considered by shareholders at the Annual General Meetings on 4 November 2002.

The Committee is committed to the principles of accountability, transparency and linking pay with performance.

John Jackson
Chairman, Remuneration Committee
Deputy Chairman & Senior Independent Director
9 September 2002

Remuneration Committee

All of the members of the Committee are non-executive Directors. The members at the date of this report are Mr John Jackson (chairman), Mr John Ralph, Lord Renwick of Clifton and Dr John Schubert. Mr John Conde and Mr Derek Keys retired from the Committee on 30 June 2002 and were replaced by Lord Renwick and John Schubert. The Company Secretary acts as secretary to the Committee.

The Committee met six times during the year. The number of meetings attended by members of the Committee is set out on page 61. Throughout the year, Mr Paul Anderson, then Managing Director and Chief Executive Officer, and Mr Brian Gilbertson, then Deputy Chief Executive Officer, attended meetings of the Committee at the invitation of the Chairman and provided advice when called upon to do so. The Group Vice President Human Resources provided advice and assistance to the Committee as required. None of these employees were present when matters associated with their own remuneration were being considered. Throughout the year, the Committee made use of advice from external professional consultants to provide various consulting services. These were Hay Group, PricewaterhouseCoopers, KPMG, Andersen, Towers Perrin and Hewitt Bacon & Woodrow.

The Committee complies with the Principles of Good Governance and Code of Best Practice set out in the Listing Rules of the Financial Services Authority in the UK and the Listing Rules of the Australian Stock Exchange.

The numerical disclosures in this Remuneration Report have been audited.

Group remuneration policy

The Boards and the Remuneration Committee recognise that the BHP Billiton Group operates in a global environment. To prosper, the Group must be able to attract, motivate and retain internationally mobile executives.

The key principles that underpin Group remuneration policy are:

- that rewards reflect the competitive global market in which the Group operates
- that demanding key performance indicators apply to delivering results across the single economic entity and to a significant portion of the total reward
- that rewards to executives be linked to the creation of value to shareholders
- that executives be rewarded for both financial and non-financial performance
- that remuneration arrangements ensure equity between executives and facilitate the deployment of human resources around the Group.

The BHP Billiton Group reward structure combines base salary, short-term and long-term incentive plans and post-retirement benefit arrangements. The cost and value of components of the remuneration package are considered as a whole and are designed to ensure an appropriate balance between fixed and variable performance-related components, linked to short-term and long-term objectives and to reflect market competitiveness. Details of the policy applied in each component are outlined below.

1 Base salary

Base salaries are quantified by reference to the scope and nature of an individual's role, performance and experience. The Committee actively seeks market data to benchmark salary levels. Particular consideration is given to competitive global remuneration levels. The Committee has approved a global alignment approach for senior executives, which is designed to develop globally competitive remuneration in the many jurisdictions in which the Group operates. This ensures the base salary policy takes account of the globally competitive market in which BHP Billiton operates for these employees, while providing for equitable rewards between the various countries in which the Group operates.

2 Incentive plans

Following the merger of BHP Limited and Billiton Plc in June 2001, the Remuneration Committee approved an alignment of the existing incentive plans then in place. In so doing, the Committee announced that it would oversee the development of a single plan that it expected to put to shareholders for approval at the Annual General Meetings in 2002. Details of the proposed Group Incentive Scheme are outlined on the following page.

Long-term incentive awards were made under the plans currently in place within the BHP Billiton Limited and BHP Billiton Plc Groups in the financial year 2002. The plans were aligned for these awards to provide similar benefits to employees regardless of whether they were working in the BHP Billiton Limited or BHP Billiton Plc Group. Details of the awards made and specific plans under which they are made are set out later in this Report. Maximum awards of 100 per cent of salary are made under the plans each year. Executive employees also have the opportunity to invest up to US$100 000 in the arrangements. A detailed outline of each plan is included in note 23 of the BHP Billiton Plc Annual Report 2002 Financial Statements and note 31 of the BHP Billiton Limited Annual Report 2002 Combined Financial Statements.

Proposed Group Incentive Scheme

The proposed Group Incentive Scheme (GIS) is an integral part of BHP Billiton's overall approach to competitive performance-based remuneration. The plan aims to reward senior executives for meeting or exceeding their personal, Customer Sector Group (CSG) and Group goals that are aligned to BHP Billiton's strategic direction.

Replica schemes will operate for both BHP Billiton Limited and BHP Billiton Plc executives and, if implemented, will replace all other plans currently in operation for these employees.

The GIS has two components – a short-term incentive and a long-term incentive (LTI).

The amount to be awarded to an executive under the scheme in any one year will be determined by reference to performance against a set of pre-determined objectives (for executive Directors the largest proportion of the goals relate to Group financial measures). Once this amount is determined, it will be allocated between the short-term and long-term incentive components of the scheme. The short-term incentive will be paid in cash (which will replace the current short-term incentive cash award). The long-term incentive will be applied towards issuing deferred shares. Alternatively, the Remuneration Committee may at its discretion provide executives with the choice of receiving options instead of all, or some, of the deferred shares. In addition, the executive will be eligible to receive performance shares equal to the value of deferred shares or options received.

Eligibility

Executives nominated by the Executive Committee and approved by the Remuneration Committee will be eligible to participate in the GIS. Participation in the GIS is in the absolute discretion of the Remuneration Committee and will generally not apply to an executive who is not expected to be employed by the relevant group company at the date of the vesting of any deferred shares granted in respect of that year, or at the commencement of the exercise period for any options granted in respect of that year.

Bonus amount

The bonus amount awarded to an executive under the GIS in any year will be determined by reference to specific targets (personal, Customer Sector Group and Group) set for the previous financial year (Performance Year). The target bonus amount will be set at the beginning of the Performance Year for each executive. The assessment of actual performance against target will be by reference to three categories for each measure (threshold, target and stretch). Depending on results achieved for specific goals, a percentage of the target bonus will be awarded to the executive, between 50 per cent (for threshold performance) and 150 per cent (for maximum stretch performance). Where performance falls below threshold levels, no bonus will be paid.

The bonus will be allocated between short-term incentive and long-term incentive awards.

The amount of short-term incentive will be paid in cash following the release of the financial results for the relevant Performance Year.

Subject to limitations that may be imposed by the Remuneration Committee, participants will be able to choose what proportion of options, if any, they wish to receive in lieu of deferred shares. The available choices between options and deferred shares will be determined by the Remuneration Committee on a year-to-year basis, acting reasonably and in the best interests of the Group.

Deferred shares

If an executive elects to receive deferred shares, that executive will be granted a right to receive these shares approximately three years after the start of the Performance Year in respect of which the grant is made. At the end of those three years, the shares will be issued without any further performance hurdles having to be met.

The number of deferred shares to be allocated to an executive will depend on the amount of the bonus earned by the executive as a long-term incentive in that year and the BHP Billiton share price at the time of calculating the allocation. The BHP Billiton share price will be calculated as the weighted average of the prices at which BHP Billiton shares are traded on the Australian Stock Exchange or London Stock Exchange (as appropriate) on the five business days prior to the grant of the deferred shares.

Option alternative

As an alternative to choosing deferred shares, an executive may at the discretion of the Remuneration Committee be given the choice of electing to receive share options. Options will be granted at the same time as the deferred shares are granted and will vest at the same time as deferred shares. The options will have an exercise period of three years from their vesting date. The executive will forfeit the right to these options if they have voluntarily left the employment of the BHP Billiton Group prior to the vesting date.

The exercise price for the options will be determined prior to the grant of options and will be calculated as the weighted average of the prices at which BHP Billiton shares are traded on the Australian or London Stock Exchange on the five business days prior to the grant.

The number of options that may be granted will be based on the value of the long-term incentive bonus earned for the Performance Year, and the value of the options as determined by a Black-Scholes valuation (or other appropriate methodology) of the option at that time and confirmed by an independent actuary approved by the Remuneration Committee.

Performance shares

In addition to whichever alternative is chosen above, executives will receive performance shares at the time the deferred shares or options are granted. The vesting of performance shares is entirely dependent on the Group meeting performance hurdles based on total shareholder return (TSR) compared against a group of peer companies and earnings per share (EPS) growth targets, measured over a three-year period commencing at the end of the Performance Year.

The number of performance shares issued is also entirely dependent on the executive's performance in the Performance Year. The number of shares awarded will be equivalent in value to the deferred shares (or options) for that particular grant, divided by the weighted average of the prices at which BHP Billiton shares are traded on the Australian Stock Exchange or London Stock Exchange (as appropriate) on the five business days prior to the issues of the rights.

Minimum shareholding

All executives participating in the GIS must satisfy a minimum shareholding requirement, which will vary depending on their seniority, and which will initially be set at a value that is equivalent in value to between 50 per cent and 100 per cent of their net annual salary (calculated by reference to the top marginal tax rate in each relevant jurisdiction). The shareholding requirement calculation will include any vested deferred shares, additional performance shares and any shares arising from exercised options.

Transition year

Transition year arrangements are required to bridge the period between the first full Performance Year of the BHP Billiton Group GISs and the termination of the Group's existing executive compensation plans. Without the transition arrangements, no long-term incentive awards would be payable in 2002. That would be contrary to the Group's policy of providing annual competitive, performance-based incentives to its senior management and to its objective of retaining those employees. As a result, the Group proposes to grant performance shares to those executives for the transition year, subject to achievement of the specified performance conditions.

Under this proposal, executives would receive performance shares under the GIS in this year. As mentioned above, performance shares are subject to demanding performance hurdles (benchmarked TSR determining the final vesting amount and an EPS underpin that has to be met if any performance shares are to vest). The proposed value of the performance shares to be issued in the transition year are no greater than the total value of annual long-term incentive awards made under current plans.

Adjustments to pre-merger incentive plans

Last year, as part of the merger, the Australian Stock Exchange (ASX) granted BHP Billiton Limited a limited waiver from the Listing Rules, to the extent necessary to amend a part of the terms of options issued under the BHP Employee Share Plan and Performance Share Plan. This allowed the vesting period to be brought forward so that options were exercisable immediately on termination, for employees who were made redundant or terminated. The waiver applied only to employees terminated within 12 months following the effective date of the merger, in respect of the options issued before that date.

The ASX has granted an extension to the existing waiver in relation to the demerger and public listing of BHP Steel Limited. The extension of the waiver enabled the terms of options issued under the BHP Limited Employee Share Plan and Performance Share Plan to be amended to bring forward the vesting period so that options were exercisable immediately on termination for employees who were made redundant or terminated. The waiver applied only to employees who were made redundant or terminated through no fault of their own following the demerger and public listing of BHP Steel Limited, prior to 31 July 2002.

3 Post-retirement benefits

BHP Billiton Plc has established non-contributory defined benefit pension arrangements under which the executive Directors will be entitled to a pension at normal retirement date at age 60, equal to two-thirds of their base salary provided they have completed 20 years service with the Group. Specific terms relating to Mr Gilbertson's participation are detailed in section 2 below.

BHP Billiton Limited has established the BHP Billiton Superannuation Fund for Australian participants. This provides for defined benefit and defined contribution participation. The defined benefit plan is no longer available to new members.

Under the defined benefit plan, members are entitled to a lump sum benefit from the Fund at the age of 55, which is equal to 20 per cent of the Final Average Salary for each year of membership up to 36 years. If a member retires after the age of 60, it is possible to opt for a pension benefit instead of a lump sum benefit. The pension would be equal to 1/54th of Final Average Salary for each year of membership. In the event of death in service, a lump sum benefit equal to 20 per cent of salary for each year of membership (based on prospective service to age 65) will be paid. If a member leaves the Fund, for reasons other than death and disablement before age 55, the lump sum entitlement will be reduced at a rate of two per cent per annum for each year before age 55. Salary excludes overtime and other allowances. Final Average Salary is a three-year average of salary calculated immediately before the member leaves the Fund.

Under the defined contribution plan, the Company currently contributes 9 per cent of salary into the superannuation fund for employees (until 30 June 2002 this was 8 per cent and was subsequently increased in line with Australian superannuation legislation). In addition, the Company will contribute additional matching amounts where the employee makes a personal contribution. The total contributions made are as follows:

Employee Contribution Rate	Total Company Contribution Rate
3%	10%
4%	12%
5%	14%

Executive Directors' and senior executives' remuneration

On 30 June 2002, there were three executive Directors on the Boards of BHP Billiton Limited and BHP Billiton Plc:

Mr P M Anderson: Chief Executive Officer and Managing Director
: Appointed to the Board in December 1998

Mr B P Gilbertson: Deputy Chief Executive Officer
: Appointed to the Board in July 1997

Mr C W Goodyear: Chief Development Officer
: Appointed to the Board in November 2001

Mr R J McNeilly was an executive Director of BHP Billiton Limited and BHP Billiton Plc until 16 October 2001.

1 Remuneration

The following tables set out an analysis of the remuneration, including bonuses and termination payments and the estimated value of retirement benefits and awards made under any Long-Term Incentive Plan or other share-based compensation, of the individual executive Directors and the five highest earning executive officers during the year ended 30 June 2002. Comparative information for 2001 is shown for executive Directors. Details of payments to former executive Directors are also provided.

EXECUTIVE DIRECTORS

US Dollars	Base Salary	Annual Cash Bonus	Deferred Cash Bonus	Other Benefits	Termination Payments	**Total 2002**	Total 2001
P M Anderson(a)	837 916	1 181 461		595 642		**2 615 019**	1 879 953
B P Gilbertson	1 157 742	1 574 530	763 404	249 439		**3 745 115**	2 229 831
R J McNeilly	285 308				1 740 852	**2 026 160**	1 068 179
C W Goodyear(b)	732 829	968 162		602 239		**2 303 230**	1 412 072

US Dollars	Total 2002 b/f	Retirement Benefits	Share-based Compensation – short-term	Share-based Compensation – long-term	**Total 2002**
P M Anderson	2 615 019		2 328 560		**4 943 579**
B P Gilbertson	3 745 115	679 809		635 642	**5 060 566**
R J McNeilly	2 026 160				**2 026 160**
C W Goodyear	2 303 230			240 190	**2 543 419**

(a) Mr Anderson was paid an additional sum of US$5 140 601 after the end of the financial year in connection with the cessation of his employment.
(b) Total remuneration paid to Mr Goodyear while a Director of the Company was US$1 285 402. This was made up of Base salary US$408 618, Annual Cash Bonus US$562 330, Other Benefits US$314 454.

FORMER EXECUTIVE DIRECTORS

US Dollars	Base Salary	Annual Cash Bonus	Deferred Cash Bonus	Other Benefits	Termination Payments	**Total 2002**	Total 2001
M Davis	171 606			203 046		**374 652**	1 652 129
D Munro	717 314	417 835		102 111		**1 237 260**	1 368 319
M Salamon	868 307	1 311 143		254 007		**2 433 457**	1 497 591

US Dollars	Total 2002 b/f	Retirement Benefits	Share-based Compensation – short-term	Share-based Compensation – long-term	**Total 2002**
M Davis	374 652	73 945			**448 597**
D Munro	1 237 260			276 041	**1 513 301**
M Salamon	2 433 457	493 913		502 107	**3 429 477**

FIVE HIGHEST PAID OFFICERS (OTHER THAN DIRECTORS)

US Dollars	Base Salary	Annual Cash Bonus	Deferred Cash Bonus	Other Benefits	Termination Payments	**Total 2002**
M Salamon	868 307	1 311 143		254 007		**2 433 457**
P S Aiken	601 012	746 007		348 448		**1 695 467**
B A Mills	520 625	682 500		294 782		**1 497 907**
M L Kloppers	415 420	654 287		467 279		**1 536 986**
I C Fraser	455 861	706 585		264 673		**1 427 119**

US Dollars	Total 2002 b/f	Retirement Benefits	Share-based Compensation – short-term	Share-based Compensation – long-term	**Total 2002**	Number of share awards granted
M Salamon	2 433 457	493 913		502 107	**3 429 477**	262 061
P S Aiken	1 695 467	109 647		300 422	**2 105 536**	137 588
B A Mills	1 497 907	107 127		290 492	**1 895 526**	134 537
M L Kloppers	1 536 986			326 965	**1 863 951**	154 961
I C Fraser	1 427 119			129 353	**1 556 472**	79 100

Annual cash bonus

In addition to a base salary, executive Directors are entitled to participate in an annual incentive plan. Under the plan for the year ended 30 June 2002, Mr Anderson and Mr Gilbertson had a target bonus of 100 per cent and Mr Goodyear had 75 per cent of base salary tied to the achievement of pre-determined performance objectives. The actual bonus for the year for each executive Director is detailed in the table of executive Directors' emoluments.

Deferred cash bonus

Mr Gilbertson is entitled to a total deferred cash bonus of US$3 053 615 under his employment contracts with BHP Billiton Plc and BHP Billiton Services Jersey Limited, to be paid over a four-year period from the completion of the merger in quarterly instalments (subject to continued employment).

Other benefits

This includes allowances and the value of non-cash benefits where appropriate, such as health insurance, housing, life assurance, car allowance, tax advisory benefit and relocation allowances. The amounts are inclusive of GST or VAT. Executive Directors could be provided with living accommodation instead of all, or part of, the relocation allowance at the discretion of the Remuneration Committee. This amount includes fringe benefits tax where applicable.

In addition to relocation expenses, a relocation allowance of US$150 000 was paid to Mr Goodyear following his relocation from Australia to the UK on 21 December 2001. Mr Goodyear will receive two further annual payments of US$150 000, payable on the first and second anniversary of his move.

Under the terms of his employment arrangements with BHP Billiton Services Jersey Limited, Mr Brian Gilbertson occupied a flat in London (owned by a BHP Billiton Group company) rent-free until 6 November 2001. On 7 April 2001 he was granted an option to purchase the property at open market value. That option expired on 6 October 2001 and was not renewed.

From 7 November 2001, Mr Gilbertson paid a market rent for the property together with applicable services charges. The applicable rental was set on the basis of advice from independent property valuers. The total paid in rent and charges for the period from 7 November 2001 to 27 June 2002 was US$106 007.

On 27 June 2002, Mr Gilbertson purchased the property for US$3 496 382. This represented the market value as advised by independent property valuers. Some contents at the property belonging to the vendor were also transferred to Mr Gilbertson. The price paid for those contents was US$124 074 and was determined after reference to an independent valuation.

The rental paid by Mr Gilbertson, and the prices paid by him to acquire the property and the contents, reflect market rates and values respectively.

From 21 September 2001, a property in Melbourne was made available to Mr Gilbertson rent-free.

Mr Anderson was provided with a benefit following the Remuneration Committee's review of his remuneration and Mr Gilbertson's remuneration to ensure parity as stated in last year's Annual Report. Mr Gilbertson and Mr Goodyear are entitled to certain benefits including medical insurance, permanent health insurance, car allowance and the use of certain BHP Billiton Group facilities and benefits. Mr Goodyear also receives a tax impact allowance, which is designed to compensate him for any additional tax payable on his personal assets as a result of his move from the US to Australia and subsequently the UK.

Termination payments
Mr Anderson's employment contract as Managing Director and CEO was terminated as part of the Group merger arrangements on 1 July 2002, although he has agreed to continue as a non-executive Director without compensation until the close of the Annual General Meetings of BHP Billiton on 4 November 2002.

Under his employment contract, Mr Anderson would have been entitled to receive upon termination an amount of US$1 675 831, which is equal to twice his annual base salary. An equivalent amount will be paid as follows:

- a consultancy arrangement with a total value of US$104 739 under which Mr Anderson agrees to act as a consultant to the Group for two years commencing at the time he ceases to be a Director; and
- further payments totalling US$1 571 092.

In addition, Mr Anderson's employment contract entitled him to exercise those Performance Rights awarded under the original contract that had not become exercisable, being 400 000 Performance Rights (300 000 of which became exercisable on termination, with a notional value of US$3 464 770 using the share price of US$5.39 per share). Although his contract entitled him to exercise the 400 000 rights without reference to service or performance hurdles, Mr Anderson voluntarily requested that 100 000 Performance Rights issued in relation to the year ended 30 June 2002 remain subject to performance conditions. His performance against the conditions was assessed in August 2002 and, as a result, all of those Performance Rights are now exercisable.

In total, the value of Mr Anderson's termination benefits was US$5 140 601.

Mr McNeilly's employment contract was terminated on 31 December 2001. Mr McNeilly received a termination payment in accordance with the Company redundancy policy, that applies to all employees, which is based on years of service with the Group.

The lump sum payment of US$1 740 852 included amounts in respect of redundancy (based on years of service), long service leave and annual leave.

Retirement benefits
The estimated benefit in respect of pensions includes contributions payable in respect of defined contribution arrangements and actual/notional contributions that would have been required to secure the defined benefit promises earned in the year.

Details of defined contribution payments made, and defined benefit pensions entitlements earned by executive Directors are set out in section 2 below.

Short-term share-based compensation
Mr Anderson held Performance Rights entitling him to acquire BHP Billiton Limited shares at no cost. Those rights were issued pursuant to the equity component of his contract of employment and were approved by shareholders at a meeting on 26 February 1999. During the year he became entitled to exercise 200 000 Performance Rights.

Long-term share-based compensation
The amount in respect of long-term share-based compensation represents the estimated value of awards granted under the long-term incentive schemes. The estimated values have been calculated using a modified Black-Scholes option pricing methodology. Details of outstanding awards and awards vesting in the year, for executive Directors, are set out in the tables below.

Share awards granted
The share awards granted show the number of Performance Rights for participants in the Performance Share Plan, Restricted Shares for participants in the Restricted Share Scheme, Share Awards under the Bonus Equity Share Plan and Committed and Matching Awards granted for participants in the Co-Investment Plan and Medium Term Incentive Scheme.

Each of these awards constitutes a right to a share issued by a trustee of a special purpose trust, and requires the trustee to acquire a BHP Billiton share on behalf of the executive, upon fulfilment of prescribed performance hurdles. Full details of each of these share plan arrangements are included in note 23 of the BHP Billiton Plc Annual Report 2002 Financial Statements and note 31 of the BHP Billiton Limited Annual Report 2002 Combined Financial Statements.

2 Retirement benefits of executive Directors
The following table sets out the pension benefit entitlements of the individual executive Directors who held office during the year ended 30 June 2002. The basis upon which the table has been prepared is to set out the amount of increase in the accrued annual pension payable at normal retirement age (65), before commutation, to which the executive Director has become entitled during the current year.

ANNUAL PENSION ENTITLEMENTS UPON REACHING RETIREMENT AGE

Name	Age at 30 June 2002	Accrued annual pension entitlement at 30 June 2002 US$	Additional accrued pension entitlement net of inflation US$	Accrued annual pension entitlement at 30 June 2001 US$	Additional accrued pension entitlement net of inflation US$	Accrued annual pension entitlement at 30 June 2000 US$
B P Gilbertson	58	861 386	50 363	731 000	128 412	641 100

Mr Gilbertson
BHP Billiton Plc and BHP Billiton Services Jersey Limited have established non-contributory defined benefit pension arrangements under which Mr Gilbertson will be entitled to a pension on retirement, equal to two-thirds of Pensionable Salary for service completed with the Group to 29 June 2001 plus an additional pension of 1/30th of Pensionable Salary for each year of service completed after 29 June 2001 (with complete days counted proportionately). The total pension will not exceed 100 per cent of Pensionable Salary. Only base salary is pensionable.

If Mr Gilbertson retires before age 60, his accrued defined benefit pension entitlement will normally be reduced for early payment at the rate of four per cent per annum.

In the event of death in service, a lump sum death in service benefit of four times base salary will be paid. A spouse's pension on death in service of two-thirds of the prospective pension will also be paid.

In the event of the death of Mr Gilbertson while in retirement, a surviving spouse's pension of two-thirds of the pension in payment, before the effect of commutation, will be paid.

All pensions in payment will be indexed in line with the retail price index.

Mr Anderson
Mr Anderson did not participate in a BHP Billiton Limited pension scheme.

Mr McNeilly
Mr McNeilly was a non-contributory member of the BHP Billiton defined benefit Superannuation Fund mentioned above.

Members are entitled to a lump sum benefit from the Fund at the age of 55 which is equal to 20 per cent of the Final Average Salary for each year of membership up to 36 years. Mr McNeilly achieved service in excess of 36 years.

Mr Goodyear
Mr Goodyear does not participate in a retirement benefit plan and receives a payment of 20 per cent of annual base salary in lieu.

3 Service Contracts

Mr Anderson
Mr Anderson was employed by BHP Billiton Limited under a fixed-term service contract that commenced on 1 December 1998. The contract provided that the term continued until 31 October 2003 unless the contract was terminated by Mr Anderson by giving not less than 60 days' written notice. The contract was also terminable by BHP Billiton Limited for cause, or reason of death, disablement or protracted illness.

Mr Anderson's employment contract as Managing Director and CEO was terminated as part of the Group merger arrangements on 1 July 2002, although he has agreed to continue as a non-executive Director without compensation until the close of the Annual General Meeting of BHP Billiton Plc on 4 November 2002.

Mr Anderson's contract provided for the following termination entitlements:

- a payment equal to twice his annual salary as at the date of termination
- reimbursement of reasonable relocation costs for himself and his immediate family from Australia to the US
- the right to exercise the balance of his Performance Rights, granted to him under the Performance Share Plan, remaining to be exercised under the contract, irrespective of whether he has satisfied the relevant performance hurdles
- a period of two years following the date of termination in which he is entitled to exercise all the options granted to him under the Employee Share Plan, irrespective of whether he has satisfied the relevant performance hurdles.

These contractual arrangements were made at the commencement of Mr Anderson's employment as competitive practice at that time demanded. The amount of payments and benefits awarded to Mr Anderson on termination are set out on page 52.

Mr Gilbertson
Mr. Gilbertson has contracts of employment with:

- BHP Billiton Plc dated 29 July 2001
- BHP Billiton Services Jersey Limited, a wholly-owned subsidiary of BHP Billiton Plc dated 29 July 2001
- BHP Billiton Limited dated 29 June 2001
- BHP Billiton International Services Ltd, a wholly-owned subsidiary of BHP Billiton Plc, dated 12 July 2001. (Mr. Gilbertson is currently seconded under this agreement to BHP Billiton Executive Services Company Pty Ltd (Secondee Company)).

Each service contract can be terminated by each company giving 24 months' notice, provided that such notice is not given prior to 29 June 2003. The contracts can be terminated by Mr Gilbertson giving 12 months' notice, provided that such notice does not expire prior to 29 June 2003. These contractual arrangements were made (and disclosed) at the commencement of the merger, in order to ensure consistency, stability and time for succession planning in the light of the changes occurring at chief executive level as a result of the merger.

In the event that Mr Gilbertson's employments are terminated because of sickness, injury or other incapacity, he will be entitled to receive the remaining instalments of his deferred bonus that would otherwise have become payable at the end of the quarter in which the terminations occur. If the employment is terminated for a reason other than sickness or gross neglect of his duties, Mr Gilbertson will be entitled to receive payments equivalent to the lesser of the balances of the deferred bonuses that would otherwise have become payable, in quarterly instalments or the total sum of US$2 442 891.

Mr Goodyear
Mr Goodyear has contracts of employment with:

- BHP Billiton Limited dated 23 March 1999; and
- a secondment contract from BHP Billiton Limited to BHP Billiton Plc and BHP Billiton International Services Limited dated 21 December 2001.

The service contracts can be terminated by either the Company or Mr Goodyear providing one months' notice. In addition to the above, should his service be terminated at the request of the Company for any reason other than cause within the first five years of his employment then the Company will continue to pay his base salary until such time (to a maximum of 12 months) as he obtains alternative employment.

In addition to the above, should there be a diminution of his responsibilities or a decrease in his base salary inconsistent with other senior officers of the Company, then within six months of such action by the Company he may elect to resign from the Company and the Company will continue to pay his base salary as it existed before such action by the Company until such time (to a maximum of 12 months) as he obtains alternative employment.

In the event that Mr Goodyear's contract ends for any reason, he is entitled to reimbursement of reasonable relocation costs for himself and his immediate family from his location to the US. The Company will also reimburse the costs associated with the sale of his overseas residence in the event these costs are not borne by a successor employer.

Mr McNeilly
Mr McNeilly served as an executive Director on the Board. There was no written service contract for Mr McNeilly. Mr McNeilly's employment terminated on 31 December 2001 when he was made redundant as a result of the BHP Billiton Limited and BHP Billiton Plc merger.

Mr McNeilly stepped down from the position of executive Director of BHP Billiton Limited on 16 October 2001. His position as Executive Director Global Markets was made redundant effective 31 December 2001 as a result of the merger for which he was eligible to receive a redundancy payment. This was calculated in accordance with BHP Billiton Limited's redundancy policy at that time.

4 Executive Directors' interests in long-term incentive plans and other share schemes
The following tables set out details of executive Directors' interests in share plans including the number of shares awarded in the financial year ended 30 June 2002.

Adjustments were made to share awards held by all employees (including executive Directors) as a result of the public listing of BHP Steel Limited. These adjustments were made solely to compensate for the capital reduction in BHP Billiton Limited that resulted from the demerger of BHP Steel Limited, and the matching action of a bonus issue made by BHP Billiton Plc at the same time. These adjustments were made in July 2002 at the time of the BHP Steel Limited public listing and as such are not factored into the awards shown below as they occurred after the end of the financial year.

BHP Billiton Plc
Restricted Share Scheme
Following completion of the merger, the potential awards vested in full on 20 August 2001. The value of awards vesting has been calculated using the share price on the date of vesting, which was £3.1675 although the shares may have been retained. The share price at the end of the year was £3.36 and the highest and lowest prices during the year were £3.92 and £2.42 respectively.

Potential awards were made on 8 November 2001 when the share price was £2.89.

The performance hurdles attached to the Restricted Shares issued in November 2001 relate to a global comparator group of companies. The BHP Billiton Plc Group's performance in terms of TSR is measured against this group of companies and the UK Retail Price Index to determine if the performance hurdles have been achieved. Regarding the Restricted Shares that were issued as long-term incentives, if the hurdles are not achieved by 30 September 2004 then 75 per cent of the Restricted Shares lapse. The performance hurdles are measured again at 30 September 2005 and 30 September 2006 and, if the hurdles are not achieved, then the remaining 25 per cent of the Restricted Shares lapse. These Restricted Shares only vest to the extent rights under the BHP Billiton Limited Performance Share Plan are exercisable based on those performance hurdles.

The BHP Billiton Share Ownership Trust held 659 882 Ordinary Shares at 30 June 2002 (2001: 14 225 249). The executive Directors are deemed to be interested in these shares as beneficiaries of the trust.

At the date of this Report the number of shares subject to potential awards were 292 576.

BHP Billiton Plc

RESTRICTED SHARE SCHEME

Name	Potential Awards				Value of vested shares US$
	1 July 2001	Made in year	Vested	**30 June 2002**	
B P Gilbertson	1 092 618	274 914	1 092 618	**274 914**	5 004 190

CO-INVESTMENT PLAN

Name	Matching Awards				Committed shares		Value of vested shares US$
	1 July 2001	Made in year	Vested	**30 June 2002**	1 July 2001	**30 June 2002**	
B P Gilbertson	348 311	71 431	348 311	**71 431**	92 361	**23 420**	1 595 264

Co-Investment Plan

Following completion of the merger, the matching awards vested in full on 20 August 2001. The value of awards vesting has been calculated using the share price on the date of vesting, although the shares may have been retained. The share price at the date of vesting was £3.1675. The share price at the end of the year was £3.36 and the highest and lowest prices during the year were £3.92 and £2.42 respectively.

In the case of matching awards made under the CIP by Directors, vesting was subject to an agreement by the executive to retain approximately three-quarters of the shares acquired on exercise for a period of 12 months, or in the case of Mr Gilbertson for three years, following the DLC merger (subject to deductions to cover income and social taxes).

On 8 November 2001, executive Directors were invited to participate in the Co-Investment Plan.

The vesting of matching awards is determined by reference to two performance periods. The first performance period is two years in length and the second performance period is four years in length. Both performance periods commence on the date the awards were granted 8 November 2001. The proportion of shares subject to the award that vest at the end of the relevant performance period will be determined by BHP Billiton Plc's performance measured in terms of:

- total shareholder return relative to the total shareholder return of a global comparator group of companies; and
- earnings per share growth in excess of an inflationary underpin based on the UK Retail Price Index.

If both performance hurdles are achieved at the end of the first performance period, the corresponding number of matching awards will vest. At this time, the participant has the option to remain within the Plan and enter the second performance period or leave the Plan. If the participant opts to leave the Plan at this stage, committed shares will be released together with any shares under the matching award that may have vested. All remaining shares under the matching award will then lapse.

If a participant chooses to remain in the Plan, the second performance period will be relevant and there will be an opportunity for more shares to be awarded under the matching award, subject to performance conditions being met at the end of the four-year period. Shares only vest to the extent rights vest under BHP Billiton Limited's Medium Term Incentive Plan.

At the date of this Report, the number of shares subject to potential awards were 76 021 and the number of committed shares were 24 925.

BHP Billiton Limited

Performance Share Plan

The performance hurdles attached to offers of Performance Rights issued in November 2001 relate to a global comparator group of companies. The BHP Billiton Limited Group's performance in terms of TSR is measured against this group of companies and the Australian Consumer Price Index to determine if the performance hurdles have been achieved. Regarding the Performance Rights which were issued as long-term incentives, if the hurdles are not achieved by 30 September 2004, then 75 per cent of the Performance Rights lapse. The performance hurdles are measured again at 30 September 2005 and 30 September 2006 and, if the hurdles are not achieved, then the remaining 25 per cent of the Performance Rights lapse. These rights only become exercisable to the extent rights under the BHP Billiton Plc Restricted Share Scheme are exercisable, based on those performance hurdles. The share price at the end of the year was A$10.30 and the highest and lowest prices during the year were A$12.49 and A$7.87 respectively.

Mr Anderson was issued with 1 000 000 Performance Rights after approval by shareholders in the General Meeting on 26 February 1999. The Performance Rights were subject to performance and service conditions. Upon completion of these conditions, each Performance Right constituted the right to acquire 2.1411 ordinary BHP Billiton Limited Shares. The Performance Rights had a zero exercise price. Mr Anderson accrued the entitlement to exercise 100 000 Performance Rights per annum subject to satisfying a service condition and up to 100 000 Performance Rights per annum subject to satisfying performance targets set by the Board on an annual basis.

BHP Billiton Limited

PERFORMANCE SHARE PLAN

Name	Shares yet to vest under Performance Rights					Weighted average share price at exercise A$
	1 July 2001 (or later date of appointment)	Granted	Vested	Lapsed	**30 June 2002 (or earlier retirement)**	
P M Anderson(4)	1 284 661(1)	–	428 220	–	**856 441**	9.80
C W Goodyear(3)	299 491	–	–	–	**299 491**(2)	N/A
R J McNeilly(4)	118 170(1)	–	118 170	–		N/A

(1) Includes accrued bonus shares issued as a result of the DLC Merger Bonus Issue 5 July 2001.
(2) At 30 June 2002 nil rights were exercisable.
(3) 127 400 performance shares were granted on 8 November 2001 prior to Mr Goodyear's appointment as an executive Director.
(4) 321 165 shares under Performance Rights held by Mr Anderson during the year. Mr McNeilly exercised no Performance Rights whilst an executive Director.

EMPLOYEE SHARE PLAN

Name	Shares under option						Adjusted average exercise price	Share price at exercise
	1 July 2001 (or later date of appointment)	Granted	Vested	Exercised	Lapsed	30 June 2002 (or earlier retirement)		
P M Anderson	2 065 100(1)	–	2 065 100	–	–	2 065 100	$7.62(2)	n/a
C W Goodyear	1 445 570(1)	–	722 785	–	–	1 445 570	$7.95(2)	n/a
R J McNeilly	516 275(1)	–	516 275	–	–	516 275	$7.61(2)	n/a

(1) Includes accrued bonus shares issued as a result of the DLC Merger Bonus Issue 5 July 2001.
(2) Represents exercise price (pre-adjustment for BHP Steel capital reduction 5 July 2002) divided by bonus factor.

Mr Anderson's employment as an executive Director terminated on 1 July 2002 when he became entitled to exercise his outstanding Performance Rights other than 100 000 Performance Rights that he agreed would remain in escrow (see page 52). These Performance Rights lapse if not exercised prior to 1 July 2004.

Mr McNeilly was issued 57 222 Performance Rights after approval by shareholders in the General Meeting held on 17 October 2000. Each Performance Right constitutes the right to acquire 2.0651 ordinary BHP Billiton Limited shares subject to a performance hurdle. The Performance Rights had zero exercise price. Mr McNeilly retired as a Director on 31 December 2001. These Performance Rights became exercisable upon his retirement and Mr McNeilly exercised them on 31 May 2002 when the share price was A$10.80.

Employee Share Plan

Mr Anderson was issued with 1 000 000 options and Mr McNeilly with 250 000 options under the BHP Billiton Limited Employee Share Plan after approval by shareholders in the BHP Billiton Limited General Meeting on 26 February 1999. The options were not exercisable before 23 April 2002 and were subject to performance hurdles. The performance hurdle related to BHP Billiton Limited's total shareholder return relative to comparator groups of companies. Performance against the hurdle was first measured during the year ended 30 June 2002 and the options became fully exercisable. The options expire on 22 April 2009.

Mr McNeilly exercised options issued to him on 23 April 1999 on 21 May 2002 when the share price was A$11.20.

Mr Goodyear's options were granted prior to his appointment as executive Director. 722 785 shares under option could be acquired through exercise at 30 June 2002.

The share price at the end of the year was A$10.30 and the highest and lowest prices during the year were A$12.49 and A$7.87 respectively.

BHP BILLITON EXECUTIVE SHARE SCHEME

Name	Number of shares	
	30 June 2002	30 June 2001
R J McNeilly	**1 763 731**(1)	1 763 731(1)

(1) Includes fully paid bonus shares issued as a result of the DLC Merger Bonus Issue 5 July 2001 and fully paid bonus shares issued as a result of rights issues in 1995 and 1989.

Remuneration of non-executive Directors

As foreshadowed in the last annual report, a review of fees payable to non-executive Directors was conducted during the year. The principles that underpinned that review were that Directors would receive one fee only for their service as Directors of both Companies, the aggregate of fees paid would be contained within the cap of US$3 million approved by shareholders in May 2001, and fees would be conformed so that all Directors would receive the same base fee for service.

The Board (comprised of executive Directors with no personal interest in the outcome) determined the revised fees that were announced on 2 May 2002. To assist in determining the appropriate fees, a report was commissioned from Andersen to provide information on the level and mix of fees payable to non-executive Directors in Australia, the UK and the US.

The new remuneration rates reflect the size and complexity of the Group and the considerable travel burden imposed on members of the Board, and comprise the following elements:

- a base fee of US$60 000 per annum (payable from 1 July 2001)
- a fee of US$1000 for each meeting attended (payable from 1 January 2002)
- a fee of US$7500 to the chairman of a Committee of the Board (payable from 1 July 2001)
- a travel allowance of US$1000 for air travel that is more than four hours but less than 12 hours and US$2500 where air travel is more than 12 hours.

The Chairman's remuneration was fixed at four times the base fee for non-executive Directors. He does not receive any additional fees for chairing the Nomination Committee, or any Board meeting attendance fees.

The Deputy Chairman is paid a fee of US$150 000. As in the case of the Chairman, no additional fees are paid for chairing the Remuneration Committee, or for attending meetings of the Board.

Fees are denominated in US dollars and are paid in either US dollars, Australian dollars or UK pounds, as nominated by the Director.

Each non-executive Director is appointed for an indefinite term, subject to periodic re-election by the shareholders. There are no provisions in any of the non-executive Director's appointment arrangements for compensation payable on early termination of their directorship.

FEES PAID TO NON-EXECUTIVE DIRECTORS FOR THE YEAR ENDED 30 JUNE 2002

	Fees and allowances US$	Other benefits US$	**2002 Total US$**	2001 Total US$	**2002 Retirement benefits US$**	**2002 Total US$**
Don Argus	245 000		**245 000**	235 972	**16 524**	**261 524**
Ben Alberts	70 000		**70 000**	58 993	**3 470**	**73 470**
David Brink	78 500	1 531	**80 031**	61 913		**80 031**
Michael Chaney	71 000		**71 000**	58 993	**4 362**	**75 362**
John Conde	67 500		**67 500**	58 993	**4 130**	**71 630**
David Crawford	84 000		**84 000**	58 993	**4 343**	**88 343**
Cornelius Herkströter	69 000	1 531	**70 531**	78 106		**70 531**
John Jackson	155 000		**155 000**	77 480		**155 000**
David Jenkins	69 000		**69 000**	58 993	**1 785**	**70 785**
Derek Keys	69 000	7 969	**76 969**	55 776		**76 969**
John Ralph	69 000		**69 000**	58 993	**4 130**	**73 130**
Lord Renwick	68 000		**68 000**	50 540		**68 000**
Barry Romeril	69 000	1 531	**70 531**	50 294		**70 531**
John Schubert	70 000		**70 000**	58 993	**4 130**	**74 130**
Matthys Visser	–	–	–	23 499	–	–

In 1989, the shareholders of BHP Limited (now BHP Billiton Limited) approved a Retirement Plan under which non-executive Directors received a payment on retirement. The payment was calculated by reference to years of service. The existence of plans such as this have been a common feature of remuneration arrangements for non-executive Directors in Australia and BHP Billiton has always sought and obtained shareholder approval for its plans.

At the time of the merger, the Boards recognised that best practice had moved away from such plans and it was agreed that no new entrants would be admitted. This included the Directors of Billiton Plc who did not join the plan, notwithstanding that they had become Directors of BHP Billiton Limited under the terms of the merger. The Board has resolved to formally close the plan and to continue it only for so long as the current participants remain on the Board. In so doing, all of the current participants have voluntarily agreed to limit the quantum of benefits that will accrue to those calculated by reference to the old remuneration rate of A$110 000 (with the exception of the Chairman whose former rate is A$440 000), adjusted only by the same percentage as any increase in the new remuneration rates.

At the date of this report, the remaining participants in the Plan are Mr Don Argus, Mr Michael Chaney, Mr David Crawford, Dr David Jenkins, Mr John Ralph and Dr John Schubert. The Board does not believe that the continued participation of these non-executive Directors in the Plan compromises their independence.

On retirement from office on 30 June 2002, Mr Ben Alberts and Mr John Conde were both paid retirement allowances. Mr John Ralph will retire at the conclusion of the Annual General Meetings this year and will be paid a retirement allowance at that time.

The amounts paid to the non-executive Directors who retired from office during the year and the amounts accrued in favour of participating non-executive Directors as at 30 June 2002, are set out in the table below.

RETIREMENT REMUNERATION – NON-EXECUTIVE DIRECTORS

Name	Completed years of service at 30 June 2002	Lump Sum Entitlement at 30 June 2002 US$	Lump Sum Entitlement at 30 June 2001 US$
Don Argus	6	797 491	532 224
Ben Alberts	3	112 147[(a)]	63 504
Michael Chaney	7	211 834	166 656
John Conde	7	211 834[(a)]	166 656
David Crawford	8	224 294	177 072
David Jenkins	2	74 765	31 752
John Ralph	5	186 912	124 992
John Schubert	2	74 765	31 752

(a) Amount paid on retirement at 30 June 2002. These payments were funded in part by superannuation contributions described on page 50.

Aggregate remuneration of the Directors of BHP Billiton in accordance with UK Generally Accepted Accounting Principles is set out in the table below.

AGGREGATE DIRECTORS' REMUNERATION

	2002 US$M	2001 US$M
Emoluments (a)	9	10
Emoluments of Mr Kesler who resigned in 2001	–	1
Total emoluments	9	11
Termination payments	2	2
Awards vesting under long-term incentive plans (highest paid Director 2002: US$7 million; 2001: US$0.5 million)	9	5
Contributions payable under defined contribution pension arrangements	–	–
	20	18

(a) This is the aggregate in the tables on page 50 for executive Directors and former executive Directors of Base salary, Annual cash bonus, Deferred cash bonus and other benefits adjusted to reflect the remuneration paid to Mr C W Goodyear for his services as an executive Director of the Company and the emoluments paid to the non-executive Directors set out above.

BHP BILLITON CHARTER

WE ARE BHP BILLITON, A LEADING GLOBAL RESOURCES COMPANY.

Our purpose is to create value through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions.

To prosper and achieve real growth, we must:

- actively manage and build our portfolio of high-quality assets and services
- continue the drive towards a high-performance organisation in which every individual accepts responsibility and is rewarded for results
- earn the trust of employees, customers, suppliers, communities and shareholders by being forthright in our communications and consistently delivering on commitments.

We value:

- **Safety and the Environment** – An overriding commitment to health, safety, environmental responsibility and sustainable development.
- **Integrity** – Doing what we say we will do.
- **High Performance** – The excitement and fulfilment of achieving superior business results and stretching our capabilities.
- **Win-Win Relationships** – Having relationships that focus on the creation of value for all parties.
- **The Courage to Lead Change** – Accepting the responsibility to inspire and deliver positive change in the face of adversity.
- **Respect for Each Other** – The embracing of diversity, enriched by openness, sharing, trust, teamwork and involvement.

We are successful in creating value when:

- our shareholders are realising a superior return on their investment
- our customers and suppliers are benefiting from our business relationships
- the communities in which we operate value our citizenship
- every employee starts each day with a sense of purpose and ends each day with a sense of accomplishment.

Brian Gilbertson
Chief Executive

1 July 2002

bhpbilliton

The information presented in this Report is information pertaining to BHP Billiton Limited and BHP Billiton Plc and their subsidiaries.

Principal activities and business review

For part of the period, BHP Billiton Plc and BHP Billiton Limited operated solely as holding companies for the BHP Billiton Plc Group and BHP Billiton Limited Group respectively. In November 2001, BHP Billiton Plc's activities were extended to the provision of services to certain BHP Billiton Plc Group companies.

The principal activities of the BHP Billiton Group during the financial period were minerals exploration, production and processing (particularly alumina, aluminium, copper, iron ore, metallurgical coal, ferroalloys, energy coal, nickel, diamonds and titanium minerals), oil and gas exploration and development, and steel production and processing.

Shortly after the end of the financial year, BHP Billiton withdrew from steel production and processing through the demerger of BHP Steel Limited, which is discussed on pages 5, 26 and 92. Apart from this, there were no significant changes in the nature of the Group's principal activities during the financial period.

A review of the development of the business of the BHP Billiton Group during the financial period and an indication of likely future developments in the business of the Group appear in the Chairman's Review, the Chief Executive's Report, the Customer Sector Group Reviews, the Financial Review and other material in the Annual Report that includes information on the Group's business and future development.

Results

The consolidated profit and loss account set out on pages 72 and 73 shows an attributable profit of US$1690 million compared to US$1529 million in 2001.

Share buy-back scheme and contingent purchase contract

The BHP Billiton Group has in place a share buy-back program, under which up to 186 million shares in BHP Billiton Limited can be purchased on market and cancelled between 1 July 2001 and 1 October 2002, taking into account shares in BHP Billiton Plc purchased and cancelled pursuant to a contingent purchase contract (see below). The level of share purchases undertaken will remain subject to prevailing market conditions and alternative capital investment opportunities available to the BHP Billiton Group. At the date of this Report, a total of 4 134 622 shares in BHP Billiton Limited have been acquired under the buy-back program for capital maintenance purposes. The aggregate amount of consideration paid for these shares was US$19 million.

At the Annual General Meeting of BHP Billiton Plc held on 19 October 2001, shareholders renewed the authority given to the Directors at the Annual General Meeting in 2000 approving the terms of the contingent purchase contract between BHP Billiton Plc and MSI Investments (BVI) Limited, an indirect wholly-owned subsidiary of BHP Billiton Plc. This authority allowed BHP Billiton to put in place a structure intended to have an effect similar to market repurchase by BHP Billiton Plc of its own shares, while giving the BHP Billiton Group greater flexibility in terms of management of its capital structure. Under the structure, appointed brokers are able to purchase up to 231 million ordinary shares in BHP Billiton Plc in the market on behalf of a special purpose vehicle Nelson Investment Ltd (Nelson). This represents 9.36 per cent of the issued capital of BHP Billiton Plc as at 28 August 2002. The authority was not, however, used during the year.

The contingent purchase contract, if entered into, will give BHP Billiton Plc the right, but not the obligation, to repurchase and cancel at any time prior to the expiry of the contingent purchase contract up to 231 million of its shares purchased and held by Nelson. Alternatively, Nelson can place the shares in the market for the benefit of the BHP Billiton Group. It is not intended that the shares would be placed in the market unless this is appropriate for the capital requirements of the BHP Billiton Group. Shareholders will be requested to renew the existing authority at the Annual General Meetings on 4 November 2002.

Directorate

The Directors of BHP Billiton at the date of this Report are set out on pages 32 and 34. Directors who retired during the financial year are set out in the table below.

FORMER DIRECTORS

Director	Date of retirement
B C Alberts	30 June 2002
J C Conde	30 June 2002
D L Keys	30 June 2002
R J McNeilly	16 October 2001
B D Romeril	30 June 2002

The table below sets out details of each Director's relevant interests in shares of BHP Billiton Plc and BHP Billiton Limited, at the beginning and the end of the financial year and at the date of this Annual Report. Their rights or options over shares in BHP Billiton Plc and BHP Billiton Limited are set out on pages 55 to 56.

The interests of the Directors who held office at 30 June 2002 in the shares of BHP Billiton Plc and BHP Billiton Limited are:

DIRECTORS' SHARE INTEREST

BHP Billiton shares (1)	As at date of Report	**As at 30 June 2002**	As at 1 July 2001	BHP Billiton shares (1)	As at date of Report	**As at 30 June 2002**	As at 1 July 2001
Brian Gilbertson	961 283	**903 252**	496 813	Charles Goodyear (4)(5)	*82 604*	***82 604***	–
Don Argus	*193 495*	***193 495***	*173 495*	Cornelius Herkströter	10 642	**10 000**	10 000
John Jackson	13 303	**12 500**	12 500	David Jenkins	*10 326*	***10 326***	*10 326*
Ben Alberts (2)	*10 326*	***10 326***	*10 326*	Derek Keys (2)	70 000	**70 000**	70 000
Paul Anderson	*1 934 014*	***901 129***	*683 218*	John Ralph	*29 190*	***29 190***	*29 190*
David Brink	39 377	**37 000**	37 000	Lord Renwick	6 385	**6 000**	6 000
Michael Chaney(3)	*12 338*	***4 338***	*4 338*		*2 066*	***2 066***	*1 000*
John Conde (2)(3)	*42 144*	***42 144***	*42 469*	Barry Romeril (2)	10 000	**10 000**	10 000
David Crawford (3)	*26 127*	***16 127***	*13 126*	John Schubert	*23 675*	***23 675***	*23 675*

(1) Shares in BHP Billiton Limited are shown in italics. All interests are beneficial.
(2) Resigned 30 June 2002.
(3) Includes shares held in name of spouse.
(4) Held in the form of 41 302 American Depository Shares.
(5) Appointed to Board on 29 November 2001, at which date he held 82 604 shares.

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS DURING THE YEAR ENDED 30 JUNE 2002

	Board		RM&AC		*Nomination*		*Remuneration*		HSE	
	A	B	A	B	A	B	A	B	A	B
D R Argus	7	7			6	6				
P M Anderson	7	7								
B C Alberts	7	7	13	13						
D C Brink	7	6			6	4			3	3
M A Chaney	7	7								
J C Conde	7	7					6	6		
D A Crawford	7	7	13	13						
B P Gilbertson	7	7							3	2
C W Goodyear*	5	5								
C A Herkströter	7	4	13	8						
J B Jackson	7	7					6	6		
D A Jenkins	7	7							3	3
D L Keys	7	6					6	5		
R J McNeilly#	2	2								
J T Ralph	7	7					6	6		
Lord Renwick	7	6			6	5				
B D Romeril	7	5	13	12						
J M Schubert	7	7			6	5				

*Appointed to Board 29 November 2001.
Retired from Board 16 October 2001.
Column A – Indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.
Column B – Indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.
Retired as at 30 June 2002 – Mr B C Alberts, Mr J C Conde, Mr D L Keys, Mr B D Romeril.

Value of land
Much of the BHP Billiton Group's interest in land consists of leases and other rights, which permit the working of such land and the erection of buildings and equipment thereon for the purpose of extracting and treating minerals. Such land is mainly carried in the accounts at cost, and it is not possible to estimate the market value as this depends on product prices over the long term, which will vary with market conditions.

Political and charitable donations
During the year, the BHP Billiton Group made UK charitable donations of US$482 064 and charitable donations worldwide totalling US$40 339 528. No political contributions were made.

Exploration, research and development
Companies within the Group carry out exploration and research and development necessary to support their activities.

Employee policies and involvement
The Group's policy is to encourage effective communication and consultation between employees and management. To facilitate the Group's global communications policy, BHP Billiton has a dedicated internal communications division, which manages the release of information to staff across the world. In addition to the regular production and release of operational and global newsletters and bulletins, employees are also regularly invited to briefings by senior management on important issues such as company strategy and results, and health and safety matters.

BHP Billiton also provides information about issues of importance to employees via its intranet and email facilities. These are important tools for inviting employee feedback and increasing awareness of corporate and financial performance. In addition, all BHP Billiton employees can access the Company's Annual Reports and other key publications via the intranet.

BHP Billiton seeks to encourage the involvement of employees in the Group's performance by involving nominated employees in employee share schemes. These schemes are described on pages 123 to 126.

The BHP Billiton Group gives full and fair consideration to applications for employment made by disabled people, having regard to their aptitudes and abilities. Should employees become disabled during employment, they would be considered for any necessary retraining and available work within their capabilities. For the purpose of training, career development and promotion, disabled employees are treated in the same way as other employees.

Creditor payment policy
When BHP Billiton enters into a binding contract with a supplier, payment terms will be agreed when the contract begins and the supplier will be made aware of these terms. BHP Billiton does not have a specific policy towards its suppliers and does not follow any code or standard practice. However, BHP Billiton settles terms of payment with suppliers when agreeing overall terms of business and seeks to abide by the terms of the contracts to which it is bound. BHP Billiton had no trade creditors at 30 June 2002.

Auditors
A resolution to reappoint the joint auditors, KPMG Audit Plc and PricewaterhouseCoopers, will be proposed at the Annual General Meeting in accordance with Section 384 of the Companies Act 1985.

Annual General Meeting
The 2002 Annual General Meeting will be held on 4 November 2002. The notice convening the meeting is sent to shareholders separately with this Report, together with an explanation of the items of special business to be considered at the meeting.

By order of the Board



D R Argus
Chairman of Directors



Brian Gilbertson
Chief Executive

9 September 2002

Status of financial information

On 29 June 2001, Billiton Plc (now BHP Billiton Plc) and BHP Limited (now BHP Billiton Limited) entered into a Dual Listed Companies (DLC) merger. This was brought into effect by contractual arrangements between the companies and amendments to their constitutional documents.

Under UK generally accepted accounting principles (GAAP), the DLC merger is treated as a business combination because a single economic entity has been formed, even though BHP Billiton Plc and BHP Billiton Limited remain separate legal entities. The consolidated financial statements of BHP Billiton Plc therefore include BHP Billiton Limited and its subsidiary companies, using the merger method of accounting in accordance with UK accounting standards.

Basis of presentation of financial information

The financial information is presented in accordance with UK GAAP. The reporting currency is US dollars, the dominant currency in which the BHP Billiton Group operates.

The Directors, having made appropriate enquiries, consider that the BHP Billiton Group has adequate resources to continue in operational business for the foreseeable future and have therefore continued to adopt the going-concern basis in preparing the financial statements.

The financial information in this section has been prepared on the same basis and using the same accounting policies as were used in preparing the financial statements for the year ended 30 June 2001, except as noted below.

With effect from 1 July 2001, the majority of BHP Billiton Limited's businesses changed their functional currency to US dollars, the functional currency of the combined BHP Billiton Group. The effect of this change for the year ended 30 June 2002 has been a decrease in attributable profit of US$47 million. This is consistent with BHP Billiton Plc's previous policy and is the basis on which the combined BHP Billiton Group manages its businesses. Most BHP Billiton commodities are sold in US dollars and are predominantly destined for export markets. BHP Billiton's reporting currency is US dollars.

Concurrent with this change, the BHP Billiton Group has changed its accounting policy regarding the treatment of foreign exchange gains or losses on local currency site restoration provisions held in the accounts of entities using US dollar functional currencies. Under the previous policy, the foreign exchange gains and losses on site restoration provisions were recognised in the profit and loss account. Under the revised policy, such foreign exchange gains and losses are treated as part of the revision to the estimated future restoration cost and are included in the cost of tangible fixed assets. The revised policy has been adopted as it better matches the ultimate cost of site restoration charged in the profit and loss account to the profit earned. The impact in the year ended 30 June 2002 has been the capitalisation to tangible fixed assets of foreign exchange losses of US$40 million. The application of the revised policy to prior periods does not have a material impact on the comparative profit and loss account or balance sheet figures and no prior period adjustment has been made.

KEY FINANCIAL INFORMATION FOR THE BHP BILLITON GROUP

Year ended 30 June	US$M 2002	US$M 2001	% change
Turnover[a]	**17 778**	19 079	–6.8
EBITDA[b]			
excluding exceptional items	**4 915**	5 299	–7.2
including exceptional items	**4 703**	4 211	11.7
EBIT			
excluding exceptional items	**3 188**	3 627	–12.1
including exceptional items	**2 976**	2 539	17.2
Attributable profit			
excluding exceptional items	**1 934**	2 189	–11.6
including exceptional items	**1 690**	1 529	10.5
Basic earnings per share (cents)			
excluding exceptional items	**32.1**	36.8	–12.8
including exceptional items	**28.0**	25.7	8.9
Net operating assets	**22 394**	21 712	3.1
EBITDA interest cover excluding exceptional items (times)[c]	**11.0**	8.5	29.4
Gearing (net debt/[net debt + net assets])	**35.0%**	38.4%	–8.9

(a) Including share of joint ventures and associates.
(b) Earnings before interest, tax, depreciation and amortisation.
(c) For this purpose, interest includes capitalised interest and excludes the effect of discounting on provisions, and exchange differences arising from net debt.

Results for financial year 2002

Overview

The financial results for the year ended 30 June 2002 for the BHP Billiton Group again demonstrated the financial strength of the merged group, exemplified by strong operating cash flow generation, stable earnings before interest, tax, depreciation and amortisation and underlying balance sheet strength.

Attributable profit, excluding exceptional items, for 2002 of US$1934 million, was a decrease of 12 per cent from the previous year (2001: US$2189 million).

Earnings Before Interest and Tax (EBIT)

The following represents the approximate impact of major factors affecting EBIT (before exceptional items and minority equity interest) for the year ended 30 June 2002 compared with the corresponding period:

- Lower prices for crude oil, aluminium, copper, nickel, chrome, alumina, diamonds, silver and zinc decreased turnover by approximately US$1035 million. This decrease was partly offset by higher prices for metallurgical coal, energy coal, and gas prices, which increased turnover by approximately US$370 million.
- Lower sales volumes from Base Metals, Carbon Steel Materials, Petroleum products, Energy Coal and Titanium Minerals businesses were partly offset by higher sales volumes from the Stainless Steel Materials businesses, resulting in a net volume impact on EBIT of a loss of approximately US$165 million.
- Cost reductions increased EBIT by approximately US$350 million compared with the corresponding period. Lower price-linked costs of approximately US$270 million were mainly due to lower royalties and taxes for Petroleum products, together with lower costs for London Metals Exchange (LME) listed commodities. These factors were partially offset by increased royalty costs at metallurgical coal operations, mainly reflecting higher metallurgical coal prices.

  Merger benefit initiatives generated net cost savings of approximately US$110 million during the year.

  Costs increased at Escondida (Chile), mainly reflecting the decision to reduce production in response to weaker base metals markets, while increased costs at metallurgical coal operations (Australia) and energy coal operations (New Mexico) were due to operational issues. These factors were partly offset by lower operating costs at Liverpool Bay (UK) and Hillside (South Africa), primarily reflecting higher maintenance activities in the corresponding period; cost reductions at the Gulf of Mexico (US) petroleum operations mainly due to increased productivity; and savings at Western Australian Iron Ore operations due to lower port and rail costs.

  Inflation increased costs by approximately US$210 million.
- New and acquired operations increased EBIT by approximately US$185 million compared with the corresponding period, mainly due to commencement of production of petroleum from Typhoon (America), Zamzama (Pakistan) and Keith (North Sea); increased ownership interests in the Worsley alumina refinery (Australia); the fully commissioned Mozal aluminium smelter (Mozambique); the acquisition of an additional 29 per cent interest in the Ekati™ diamond business; a full year's contribution from Rio Algom base metals businesses; and the first full year contribution from Carbones del Cerrejon and Cerrejon Zona Norte Coal (Colombia). These factors were partially offset by a downturn in the Integris (formerly Metals Distribution) business in the US compared with the corresponding period.
- Steel profits (excluding OneSteel Limited) reduced by approximately US$130 million. The corresponding period included contribution to EBIT of approximately US$125 million from a higher ownership interest in metallurgical coal (Queensland), the sale of Buffalo oilfield (Australia), spun-out steel operations (OneSteel Limited), and the Ok Tedi copper mine (PNG), partly offset by losses from HBI Venezuela. The current period included a lower contribution from PT Arutmin Indonesian energy coal operations, due to the sale of the business in November 2001.
- Foreign currency fluctuations had a favourable effect of approximately US$375 million, mainly due to the impact of lower Rand/US$ exchange rates (US$265 million) and A$/US$ exchange rates (US$85 million) on related operating costs and the conversion of monetary assets and liabilities (including provision balances), and reduced losses on legacy A$/US$ currency hedging.
- Profits from asset sales were approximately US$45 million higher than the corresponding period, mainly due to the profit on the sale of PT Arutmin energy coal operations in Indonesia.
- Exploration charged to profit was approximately US$45 million higher than the corresponding period, mainly due to the write-off of La Granja copper exploration activities (Peru), together with increased petroleum activity in the Gulf of Mexico.

Exceptional items

Exceptional items totalling US$212 million (before tax) were expensed at year end. These included one-off costs of US$80 million relating to the merger and restructuring of the Group during the year.

Following a re-assessment of the Group's asset disposal and closure plans relating to its South West Copper business in the US (where the Group ceased operations in 1999), impairment provisions, principally related to the San Manuel smelter, were increased by US$171 million. This was offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure.

Sulphide operations at Tintaya (Peru) have been suspended until at least January 2003. An exceptional charge of US$31 million recognised the costs of the suspension and a write-down of obsolete equipment.

In June 2002, a change in legislation increased the corporation taxation rate for petroleum operations in the United Kingdom from 30 per cent to 40 per cent, resulting in deferred taxation balances being restated, with an adverse impact of US$56 million on the full year's results. The tax effects of other exceptional items were a benefit of US$24 million.

After accounting for these exceptional items, the remaining attributable profit was US$1690 million, 10.5 per cent higher than the US$1529 million of last year. Basic earnings per share, including exceptional items, were 28.0 US cents, 8.9 per cent higher than the 25.7 US cents of the corresponding period.

The major exceptional items before taxation for the year ended 30 June 2001 included charges to profit of:

- US$520 million associated with the write-off of the BHP Billiton Group's equity investment in HBI Venezuela and the establishment of provisions for related financial obligations to banks and other associated costs
- US$430 million from the write-off of the Ok Tedi copper mine
- US$114 million for a reduction in the carrying value of the Columbus Stainless Steel Joint Venture, following conditional agreement to sell down the BHP Billiton Group's interest
- US$92 million related to merger transaction costs
- US$64 million related to organisational restructuring costs and provisions mainly related to the merger.

These items are partially offset by a US$128 million profit from sale of interests in the Central Queensland Coal Associates (CQCA) and Gregory Joint Ventures to Mitsubishi and a US$61 million profit from the sale of expansion rights at Mozal.

A taxation charge of US$33 million was incurred for non-deductibility of financing costs, as a consequence of an income tax audit. The tax effects of other significant items were a benefit of US$165 million.

Customer Sector Group financial results

The table below provides a summary of the Customer Sector Group financial results for the year ended 30 June 2002, compared with the corresponding period.

An explanation of the major factors influencing the performance of the Customer Sector Groups is included on pages 14 to 25. An explanation of the performance of Diamonds and Specialty Products, and Group and Unallocated Items is provided on page 66.

CUSTOMER SECTOR GROUP – FINANCIAL RESULTS SUMMARY TO YEAR ENDED 30 JUNE 2002

	EBIT (excluding exceptionals)		EBIT (including exceptionals)	
(US$ million)	**Year ended 30 June 2002**	Year ended 30 June 2001	**Year ended 30 June 2002**	Year ended 30 June 2001
Aluminium	**492**	523	**488**	576
Base Metals	**200**	462	**55**	454
Carbon Steel Materials	**1 084**	918	**1 078**	1 044
Stainless Steel Materials	**3**	72	**–**	(51)
Energy Coal	**536**	382	**531**	348
Diamonds and Specialty Products	**272**	188	**266**	175
Petroleum	**1 073**	1 407	**1 069**	1 407
Steel	**101**	270	**101**	248
Group and Unallocated Items	**(573)**	(595)	**(612)**	(1 662)
BHP Billiton Group	**3 188**	3 627	**2 976**	2 539

Diamonds and Specialty Products
Excluding exceptional items, Diamonds and Specialty Products contributed EBIT of US$272 million, up from US$188 million, an increase of 44.7 per cent compared with the corresponding period. The increase in EBIT was primarily due to increased profits from Ekati Diamond Mine™, mainly reflecting the acquisition of an additional 29 per cent interest in June 2001 together with increased production due to higher ore grade and higher recoveries of lower-quality diamonds. The increase in carat production has been driven by the introduction of the Misery Pipe (higher-grade and lower-value stones) and the continued optimisation of the process plant. These factors were partially offset by lower diamond prices, mainly due to a general downturn in the global economy, and lower volumes from the titanium minerals operations, primarily reflecting weaker market conditions in the US and Japan.

Group and Unallocated Items
The result before exceptional items for Group and Unallocated Items was an EBIT loss of US$573 million for the year, compared with an EBIT loss of US$595 million in the corresponding period.

The net costs of Group and Unallocated Items, excluding losses from legacy A$/US$ currency hedging, were US$242 million, compared with US$235 million in the corresponding period.

Group and Unallocated Items include losses on legacy A$/US$ currency hedging of approximately US$331 million, compared with losses of US$360 million in the corresponding period. These losses mainly reflect the lower value of hedge settlement rates compared with hedge contract rates for currency hedging contracts settled during the year.

Interest
Net interest expense (before exchange gains on net debt) fell to US$429 million from US$625 million in the corresponding period. Net interest, including capitalised interest and excluding discounting on provisions, fell from US$625 million to US$445 million. That reduction of US$180 million (28.8 per cent) was principally driven by an improved credit rating, lower average debt levels and lower market interest rates.

Exchange gains on net debt were US$180 million compared with US$149 million in the corresponding period, arising primarily on the year-end translation of South African rand denominated debt of companies that account in US dollars as their functional currency.

Taxation
The tax charge for the year (excluding exceptional items) was US$958 million, representing an effective rate of 32.6 per cent. Excluding the impact on tax of non tax-effected foreign currency gains and other functional currency translation adjustments, the effective rate was 32.7 per cent. This rate is above the nominal rate of 30 per cent mainly due to non tax-effected losses in the current year, non-deductible accounting depreciation and amortisation, and secondary taxes on dividends paid and payable by South African entities, partly offset by the recognition of prior-year tax losses.

Cash flow
Capital expenditures and financial investment totalled US$2621 million for the year. Expenditure on growth projects amounted to US$1590 million, including Escondida Phase IV, the ROD oil and Ohanet wet gas projects in Algeria, Mozal II, and Petroleum projects in the Gulf of Mexico. Maintenance capital expenditure was US$891 million. Exploration expenditure was US$390 million, an increase of US$49 million.

Net cash outflow from acquisitions and disposals was US$38 million, including additional investments in Colombian coal assets and Ekati™, less the proceeds from the sale of PT Arutmin (Indonesia).

After dividend payments of US$811 million (up from US$751 million in the prior year) net cash flow (before management of liquid resources and financing) amounted to US$448 million. This inflow compares to an outflow of US$1977 million in the corresponding period, which included the acquisitions of Rio Algom and the additional 56 per cent interest in the Worsley alumina refinery.

Portfolio management
The demerger of BHP Steel in July 2002 was a landmark event, severing a link of many decades. The outcome was embraced by both organisations, launching BHP Steel as an independent, world-class steel business and releasing BHP Billiton to focus on its upstream interests. Strong demand for the BHP Steel shares, which were sold through the Sale Facility to participants under the Retail and Institutional offers, took the final price to A$2.80 per BHP Steel share. The 6 per cent retained by BHP Billiton and sold through the Sale Facility brought a cash benefit of US$75 million in July 2002. Accounting rules will see the difference between this selling price and the book value – some US$19 million – appear as a loss in the 2003 financial statements. BHP Billiton Plc shareholders received approximately 149 million bonus shares to match the demerger value distributed to BHP Billiton Limited shareholders.

During the year, the BHP Billiton Group also finalised its responsible exit from the Ok Tedi copper mine in Papua New Guinea, transferring its equity to an independent company established to support the future social and economic development of the people of Papua New Guinea. The BHP Billiton Group also announced the sale of its interest in the PT Arutmin Indonesia energy coal operations, and the acquisition, in conjunction with its partners, of the 50 per cent interest in Cerrejon Zona Norte energy coal mine in Colombia, bringing its interest in the overall company to 33 per cent.

Balance sheet
Total assets less current liabilities for the Group were US$23 323 million at 30 June 2002, an increase of US$530 million from the 30 June 2001 position.

Equity shareholders' funds for the BHP Billiton Group were US$12 356 million at 30 June 2002, an increase of US$1016 million from the previous year. Net debt for the BHP Billiton Group decreased by 7 per cent to US$6822 million.

As a consequence of the above, the gearing ratio decreased to 35.0 per cent, compared with 38.4 per cent for the previous year.

Currency
Currency fluctuations affect the profit and loss account in two principal ways:

Sales are predominantly based on US dollar pricing (the principal exceptions being Petroleum's gas sales, Steel's sales to Australian customers and Energy Coal's sales to South African domestic customers). However, a proportion of operating costs (particularly labour) arises in the local currency of the operations, most significantly the Australian dollar and South African rand, but also the Brazilian real, Chilean peso and Colombian peso. Accordingly, changes in the exchange rates between these currencies and the US dollar can have a significant impact on the Group's reported results.

Several subsidiaries hold certain monetary assets and liabilities denominated in currencies other than their functional currency (US dollars), in particular non-US dollar denominated debt, tax liabilities and provisions. Monetary assets and liabilities are converted into US dollars at the closing rate. The resultant differences are accounted for in the profit and loss account in accordance with UK GAAP.

Capital management
A US$2.5 billion syndicated multi-currency revolving facility was completed in September 2001. This facility replaced the US$1.2 billion credit facility of the BHP Billiton Limited Group and the US$1.5 billion and US$1.25 billion credit facilities of the BHP Billiton Plc Group. The facility includes a US$1.25 billion 364-day revolving credit component, and a US$1.25 billion five-year revolving credit component.

In October 2001, the BHP Billiton Group increased its A$ Commercial Paper Program limit from A$1 billion to A$2 billion. During November 2001, the Group issued A$1 billion in debt securities in two tranches: A$750 million of 7-year, 6.25 per cent notes maturing August 2008; and A$250 million of 3-year, floating rate notes maturing November 2004. In addition a US$1.5 billion Euro Medium Term Note (EMTN) program was established during June 2002.

In accordance with the announced share buy-back program, BHP Billiton Limited re-purchased 4 134 622 shares during the year at a weighted average price of A$8.83 per share. The buy-back program allows for the purchase of either BHP Billiton Limited or BHP Billiton Plc shares, up to a limit of 186 million shares.

Dividends
An interim dividend of 6.5 US cents per fully paid ordinary share was paid in December 2001 and a final dividend of 6.5 US cents per fully paid ordinary share was paid in July 2002, bringing the total for the year to 13.0 US cents. The BHP Billiton Limited dividends were fully franked for Australian taxation purposes.

The corresponding period for BHP Billiton Limited shareholders included an unfranked interim dividend of 12.1 Australian cents per fully paid share (adjusted for merger bonus issue) and a fully franked final dividend of 12.6 Australian cents per fully paid share (adjusted for merger bonus issue).

The corresponding period for BHP Billiton Plc shareholders included an interim dividend of 4.0 US cents per share and a final dividend of 8.0 US cents per share.

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African rand to shareholders on the South African section of the register. The rates of exchange applicable two business days before the declaration date were used for conversion.

Statement of Directors' responsibilities in respect of the preparation of the Financial Statements

The following statement, which should be read in conjunction with the statement of auditors' responsibilities included in the report of the auditors set out on the following page, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and the auditors in relation to the financial statements.

The Directors are required by the UK Companies Act 1985 to prepare financial statements for each financial year that give a true and fair view of the state of affairs of BHP Billiton Plc and the BHP Billiton Group and of the profit or loss for the period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and apply them consistently
- make judgements and estimates that are reasonable and prudent
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the BHP Billiton Group will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of BHP Billiton Plc and which enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the BHP Billiton Group and to prevent and detect fraud and other irregularities.

Independent Auditors' Report to the Members of BHP Billiton Plc

We have audited the financial statements on pages 71 to 168.

We have also examined the amounts disclosed relating to emoluments, share option schemes, long-term incentive scheme interests and pension benefits of the Directors, which form the part of the Directors' Remuneration Report on pages 47 to 58.

Respective responsibilities of the Directors and the joint auditors

The Directors are responsible for preparing the Annual Report. As described on page 68, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 38 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risks and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the United Kingdom Companies Act 1985.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants and registered auditor
London, 9 September 2002

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and registered auditors
London, 9 September 2002



Financial Statements

Contents

Notes to Financial Statements

Consolidated Profit and Loss Account

for the year ended 30 June 2002

	Notes	2002 Excluding exceptional items US$M	2002 Exceptional items (note 2) US$M	2002 Including exceptional items US$M	2001 Excluding exceptional items US$M	2001 Exceptional items (note 2) US$M	2001 Including exceptional items US$M	2000 Excluding exceptional items US$M	2000 Exceptional items (note 2) US$M	2000 Including exceptional items US$M
Turnover (including share of joint ventures and associates)	4,5	**17 778**	**–**	**17 778**	19 079	–	19 079	18 402	–	18 402
less Share of joint ventures' and associates' turnover included above	4,5	**(1 872)**	**–**	**(1 872)**	(1 290)	–	(1 290)	(987)	–	(987)
Group turnover	4,5	**15 906**	**–**	**15 906**	17 789	–	17 789	17 415	–	17 415
Continuing operations		**13 562**	**–**	**13 562**	14 771	–	14 771	12 744	–	12 744
Discontinued operations	3	**2 344**	**–**	**2 344**	3 018	–	3 018	4 671	–	4 671
Net operating costs (a)	7	**(13 192)**	**(111)**	**(13 303)**	(14 551)	(60)	(14 611)	(14 777)	(695)	(15 472)
Group operating profit/(loss)		**2 714**	**(111)**	**2 603**	3 238	(60)	3 178	2 638	(695)	1 943
Continuing operations		**2 655**	**(111)**	**2 544**	3 005	(38)	2 967	2 274	(695)	1 579
Discontinued operations	3	**59**	**–**	**59**	233	(22)	211	364	–	364
Share of operating profit/(loss) of joint ventures and associates (b)		**340**	**–**	**340**	281	(634)	(353)	239	–	239
Operating profit/(loss) (including share of profit of joint ventures and associates)		**3 054**	**(111)**	**2 943**	3 519	(694)	2 825	2 877	(695)	2 182
Continuing operations		**2 984**	**(111)**	**2 873**	3 284	(672)	2 612	2 485	(695)	1 790
Discontinued operations	3	**70**	**–**	**70**	235	(22)	213	392	–	392
Income from other fixed asset investments										
Continuing operations		**37**	**–**	**37**	28	–	28	17	–	17
Discontinued operations	3	**1**	**–**	**1**	4	–	4	3	–	3
Profit on sale of fixed assets										
Continuing operations		**13**	**–**	**13**	71	128	199	123	–	123
Discontinued operations	3	**15**	**–**	**15**	1	–	1	1	–	1
Profit/(loss) on sale of subsidiaries										
Continuing operations		**68**	**–**	**68**	4	–	4	6	131	137
Discontinued operations	3	**–**	**–**	**–**	–	–	–	–	(135)	(135)
Loss on termination of operations										
Continuing operations (c)		**–**	**(101)**	**(101)**	–	(430)	(430)	–	–	–
Costs of fundamental reorganisation										
Continuing operations		**–**	**–**	**–**	–	–	–	–	(43)	(43)
Discontinued operations	3	**–**	**–**	**–**	–	–	–	–	(18)	(18)
Merger transaction costs										
Continuing operations		**–**	**–**	**–**	–	(92)	(92)	–	–	–
Net interest and similar items payable										
Group	8	**(212)**	**–**	**(212)**	(407)	(6)	(413)	(446)	–	(446)
Joint ventures and associates	8	**(37)**	**–**	**(37)**	(63)	–	(63)	(43)	–	(43)
Profit before taxation	4,5	**2 939**	**(212)**	**2 727**	3 157	(1 094)	2 063	2 538	(760)	1 778
Taxation	10	**(958)**	**(32)**	**(990)**	(943)	132	(811)	(774)	523	(251)
Profit after taxation		**1 981**	**(244)**	**1 737**	2 214	(962)	1 252	1 764	(237)	1 527
Equity minority interests		**(47)**	**–**	**(47)**	(25)	302	277	(21)	–	(21)
Profit for the financial year (attributable profit)		**1 934**	**(244)**	**1 690**	2 189	(660)	1 529	1 743	(237)	1 506

4．退職給付債務等の計算の基礎に関する事項

区　　分	前連結会計年度 （平成13年3月31日）	当連結会計年度 （平成14年3月31日）
(1) 割引率	3.5%	3.0%
(2) 期待運用収益率	3.5%	3.0%
(3) 退職給付見込額の期間配分方法	期間定額基準	同　左
(4) 過去勤務債務の額の処理年数	10年（発生時の従業員の平均残存勤務期間内の一定の年数による定額法による）	10年（その発生時の従業員の平均残存勤務期間内の一定の年数による定額法による）
(5) 数理計算上の差異の処理年数	10年（発生時の従業員の平均残存勤務期間内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている）	10年（各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から費用処理することとしている）
(6) 会計基準変更時差異の処理年数	15年	同　左

（税効果会計関係）

前連結会計年度 自　平成12年4月　1日 至　平成13年3月31日	当連結会計年度 自　平成13年4月　1日 至　平成14年3月31日
1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 　貸倒引当金　80,029百万円 　減価償却超過額　2,931百万円 　退職給付引当金　3,798百万円 　その他　6,470百万円 　繰越欠損金　7,771百万円 繰延税金資産小計　101,001百万円 評価性引当額　23,412百万円 繰延税金資産合計　77,589百万円 繰延税金負債　124百万円 　繰延税金資産の純額　77,464百万円 2．連結財務諸表提出会社の法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主な項目別の内訳 法定実効税率　41.47% （調整） 評価性引当額の増減　△496.54% 交際費等永久に損金に算入されない項目　14.62% 受取配当金等永久に益金に算入されない項目　△　68.97% 税率変更による期末繰延税金資産の減額修正　29.36% 住民税均等割額による差異　9.12% 税効果会計適用後の法人税等の負担率　△470.92%	1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 　貸倒引当金　117,326百万円 　減価償却超過額　2,691百万円 　退職給付引当金　5,296百万円 　その他有価証券評価差額金　5,737百万円 　その他　41,062百万円 　繰越欠損金　19百万円 繰延税金資産小計　172,134百万円 評価性引当額　67,922百万円 繰延税金資産合計　104,211百万円 繰延税金負債　115百万円 　繰延税金資産の純額　104,096百万円

前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日
3．当行において、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年大阪府条例第131号）が平成12年6月9日に交付されたことから、当行の繰延税金資産及び繰延税金負債の計算に使用する法定実効税率を、当連結会計年度より前連結会計年度の41.46%から41.31%に変更しております。この変更により、繰延税金資産の金額は279百万円減少し、当連結会計期間に計上された法人税等調整額の金額は同額増額しております。また、再評価にかかる繰延税金負債の金額は86百万円減少し、再評価差額金の金額は同額増加しております。	

【事業の種類別セグメント情報】

前連結会計年度（自 平成12年4月1日　至 平成13年3月31日）

（金額単位　百万円）

	銀行業務	リース業務	その他の業務	計	消去又は全社	連結
Ⅰ経常収益						
(1) 外部顧客に対する経常収益	143,764	24,224	1,824	169,813	—	169,813
(2) セグメント間の内部経常収益	2,073	401	3,855	6,330	6,330	—
計	145,837	24,626	5,679	176,143	6,330	169,813
経常費用	135,414	23,846	5,944	165,206	5,528	159,677
経常利益（△は経常損失）	10,422	779	△ 264	10,937	801	10,135
Ⅱ 資産，減価償却費及び資本的支出						
資産	6,060,089	53,281	61,258	6,174,629	146,225	6,028,403
減価償却費	3,853	15,036	306	19,196	—	19,196
資本的支出	9,271	12,975	70	22,317	—	22,317

当連結会計年度（自 平成13年4月1日　至 平成14年3月31日）

（金額単位　百万円）

	銀行業務	リース業務	その他の業務	計	消去又は全社	連結
Ⅰ経常収益						
(1) 外部顧客に対する経常収益	130,942	21,645	1,577	154,165	—	154,165
(2) セグメント間の内部経常収益	1,788	515	3,862	6,166	6,166	—
計	132,730	22,161	5,440	160,331	6,166	154,165
経常費用	288,636	20,848	5,531	315,015	5,579	309,436
経常利益（△は経常損失）	△155,906	1,313	△ 90	△154,683	586	△155,270
Ⅱ 資産，減価償却費及び資本的支出						
資産	5,977,188	54,620	53,182	6,084,991	143,910	5,941,080
減価償却費	3,818	13,469	273	17,561	—	17,561
資本的支出	4,830	14,978	121	19,931	—	19,931

（注）1．事業の種類は、連結会社の事業の種類により、銀行業務、リース業務、その他の業務に区分しております。その主な内容は、「第1　金融の概況　3．事業の内容」に記載しております。

2．一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

【所在地別セグメント情報】

全セグメントの経常収益の合計及び全セグメントの資産の金額の合計額に占める本邦の割合が90%を超えているため、所在地別セグメント情報の記載を省略しております。

【国際業務経常収益】

一般企業の海外売上高に代えた国際業務経常収益が連結経常収益の10%未満のため、国際業務経常収益の記載を省略しております。

(関連当事者との取引)

関連当事者との取引について記載すべき重要なものはありません。

(1株当たり情報)

区　分	前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日
連結ベースの1株当たり純資産額	306.81円	105.95円
連結ベースの1株当たり当期純利益 (△は1株当たり当期純損失)	6.64円	△ 185.21円
連結ベースの潜在株式調整後1株当たり当期純利益	― 円	― 円

(注) 1. 連結ベースの1株当たり純資産額は、期末連結純資産額から「期末発行済優先株式数×発行価額」を控除した金額を、期末発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。

2. 連結ベースの1株当たり当期純利益(又は当期純損失)は、連結当期純利益(又は連結当期純損失)から当期の優先株式配当金総額を控除した金額を、期中平均発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。

3. 連結ベースの潜在株式調整後1株当たり当期純利益金額については、潜在株式がないので記載しておりません。

(重要な後発事象)

該当ありません。

⑤【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高	当期末残高	利率(%)	担保	償還期限
※1	連結子会社 劣後保証付 永久劣後債	平成7年9月 ～ 平成9年9月	31,500百万円	29,500百万円 [—]	1.19750 ～ 2.20750	なし	永久
※1	連結子会社 劣後保証付 期限付劣後債	平成7年9月 ～ 平成9年9月	5,600百万円	5,500百万円 [—]	0.59750 ～ 3.25000	なし	平成17年9月 ～ 平成19年9月
合計	—	—	37,100百万円	35,000百万円 [—]	—	—	—

(注) 1．※1は、海外連結子会社 Hokuriku International Cayman Limitedの発行した劣後保証付債券をまとめて記載しております。

2．「当期末残高」欄の［ ］書きは、1年以内に償還が予定されている金額であります。

3．連結決算日後5年内における償還予定額は以下のとおりであります。

(金額単位 百万円)

1年以内	1年超2年以内	2年超3年以内	3年超4年以内	4年超5年以内
—	—	—	1,500	—

【借入金等明細表】

(金額単位 百万円)

区分	前期末残高	当期末残高	平均利率	返済期限
借用金	91,161	73,729	2.36%	—
再割引手形	—	—	—	—
借入金	91,161	73,729	2.36%	平成14年6月から 平成20年2月まで

(注) 1．「平均利率」は、期末日現在の「利率」及び「当期末残高」により算出(加重平均)しております。

2．借入金の返済期限には、平成10年3月に導入した公的資金(永久劣後借入金200億円)分を含んでおりません。

3．借入金の連結決算日後5年以内における返済額は次のとおりであります。

(金額単位 百万円)

	1年以内	1年超2年以内	2年超3年以内	3年超4年以内	4年超5年以内
借 入 金	21,097	1,595	1,249	5,826	23,560

銀行業は、預金の受入れ、コール・手形市場からの資金の調達・運用等を営業活動として行っているため、借入金等明細表については連結貸借対照表中「負債の部」の「借用金」勘定の内訳を記載しております。

(参考) なお、営業活動として資金調達を行うコマーシャル・ペーパーの発行はありません。

(2)【その他】

該当ありません。

監 査 報 告 書

平成１３年６月２８日

株式会社北陸銀行
取締役頭取　犬島　伸一郎　殿

監査法人 太田昭和センチュリー

代表社員
関与社員　公認会計士　内山　俊彦

代表社員
関与社員　公認会計士　山本　和夫

代表社員
関与社員　公認会計士　木村　啓三

当監査法人は、証券取引法第 193 条の 2 の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社北陸銀行の平成 12 年 4 月 1 日から平成 13 年 3 月 31 日までの第 94 期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。
この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和 38 年大蔵省令第 59 号）の定めるところに準拠しているものと認められた。
よって、当監査法人は、上記の財務諸表が株式会社北陸銀行の平成 13 年 3 月 31 日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）会社は、当事業年度より追加情報の注記に記載のとおり、退職給付に係る会計基準及び金融商品に係る会計基準が適用されることとなるため、これらの会計基準により財務諸表を作成している。

以　上

監　査　報　告　書

平成 14 年 6 月 27 日

株式会社　北　陸　銀　行
　取締役頭取　高　木　繁　雄　殿

新日本監査法人

代表社員
関与社員　公認会計士　内山俊彦

代表社員
関与社員　公認会計士　山本和夫

代表社員
関与社員　公認会計士　大村啓三

当監査法人は、証券取引法第 193 条の 2 の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社北陸銀行の平成 13 年 4 月 1 日から平成 14 年 3 月 31 日までの第 95 期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和 38 年大蔵省令第 59 号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社北陸銀行の平成 14 年 3 月 31 日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）会社は、当事業年度より追加情報の注記に記載のとおり、その他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準が適用されることとなるため、同会計基準により財務諸表を作成している。

以　上

2【財務諸表等】

(1)【財務諸表】

①【貸借対照表】

(資産の部)

(金額単位　百万円)

科目 ＼ 年度別		前事業年度 (平成13年3月31日) 金額	構成比	当事業年度 (平成14年3月31日) 金額	構成比
			%		%
現金預け金		150,155	2.48	399,877	6.69
現金		54,140		89,623	
預け金		96,014		310,253	
コールローン		241,800	3.99	51,000	0.85
買入金銭債権	※10	16,131	0.27	8,529	0.14
特定取引資産	※2	7,152	0.12	6,281	0.11
商品有価証券		6,116		5,665	
特定金融派生商品		1,036		616	
金銭の信託		18,997	0.31	4,599	0.08
有価証券	※1,2,10	862,019	14.22	813,071	13.60
国債		217,049		242,022	
地方債		59,909		84,272	
社債		182,459		208,089	
株式		284,162		190,200	
自己株式	※3	0		—	
その他の証券		118,439		88,487	
貸出金	※4,5,6,7,9,10,11	4,445,404	73.36	4,411,792	73.81
割引手形	※8	196,979		170,384	
手形貸付		1,058,413		961,781	
証書貸付		2,497,899		2,506,863	
当座貸越		692,112		772,763	
外国為替		12,999	0.21	14,086	0.24
外国他店預け		968		3,087	
買入外国為替		4,366		3,305	
取立外国為替		7,664		7,694	
その他資産		33,494	0.55	32,276	0.54
前払費用		306		281	
未収収益		7,813		8,922	
未収金		2,336		1,674	
金融派生商品		271		818	
繰延ヘッジ損失		6,352		6,128	
その他の資産		16,415		14,450	
動産不動産	※10,12,13,14	129,178	2.13	124,571	2.08
土地建物動産		124,930		120,530	
建設仮払金		6		5	
保証金権利金		4,242		4,036	
繰延税金資産		76,866	1.27	103,462	1.73
支払承諾見返		177,866	2.94	164,528	2.75
貸倒引当金		△ 111,976	△1.85	△ 156,888	△2.62
資産の部合計		6,060,089	100.00	5,977,188	100.00

（負債及び資本の部）

（金額単位　百万円）

科目 ＼ 年度別	前事業年度（平成13年3月31日） 金額	構成比	当事業年度（平成14年3月31日） 金額	構成比
		%		%
預金 ※10	5,263,201	86.85	5,240,679	87.68
当座預金	320,398		391,675	
普通預金	1,053,942		1,616,915	
貯蓄預金	57,895		48,123	
通知預金	110,113		76,748	
定期預金	3,461,809		2,870,800	
定期積金	59,903		55,094	
その他の預金	199,138		181,322	
譲渡性預金	129,308	2.13	22,169	0.37
コールマネー ※10	—		50,000	0.84
売渡手形 ※10	—		150,300	2.51
特定取引負債	734	0.01	527	0.01
特定金融派生商品	734		527	
借用金 ※10	107,241	1.77	92,097	1.54
借入金 ※15	107,241		92,097	
外国為替	214	0.00	94	0.00
外国他店預り	0		0	
外国他店借	72		0	
売渡外国為替	80		82	
未払外国為替	61		10	
その他負債 ※10	58,051	0.96	36,269	0.61
未決済為替借	69		66	
未払法人税等	251		136	
未払費用	11,880		10,615	
前受収益	4,820		4,121	
従業員預り金	6,896		—	
給付補てん備金	83		61	
未払金	11,394		2,636	
金融派生商品	6,741		6,926	
繰延ヘッジ利益	62		19	
その他の負債 ※2	15,851		11,683	
退職給付引当金	12,790	0.21	12,591	0.21
債権売却損失引当金	2,349	0.04	6,006	0.10
その他の偶発損失引当金	2	0.00	—	—
再評価に係る繰延税金負債 ※12	23,693	0.39	22,609	0.38
支払承諾	177,866	2.94	164,528	2.75
〔負債の部合計〕	5,775,454	95.30	5,797,872	97.00
資本金 ※16	120,842	1.99	140,409	2.35
資本準備金	95,778	1.58	115,345	1.93
利益準備金 ※17	15,678	0.26	15,794	0.26
再評価差額金 ※12	33,661	0.56	32,055	0.54
その他の剰余金（△は欠損金） ※18	18,672	0.31	△ 116,141	△1.94
当期未処分利益（△は当期未処理損失）	18,672		△ 116,141	
その他有価証券評価差額金	—	—	△ 8,135	△0.14
自己株式	—	—	△ 12	△0.00
〔資本の部合計〕	284,634	4.70	179,315	3.00
負債及び資本の部合計	6,060,089	100.00	5,977,188	100.00

② 【損益計算書】

(金額単位　百万円)

科目 ＼ 年度別	前事業年度 自 平成12年4月 1日 至 平成13年3月31日		当事業年度 自 平成13年4月 1日 至 平成14年3月31日	
	金額	百分比(%)	金額	百分比(%)
経常収益	145,837	100.00	132,730	100.00
資金運用収益	116,413		108,240	
貸出金利息	98,334		92,148	
有価証券利息配当金	13,005		13,514	
コールローン利息	400		77	
買入手形利息	4		0	
預け金利息	1,720		492	
金利スワップ受入利息	293		82	
その他の受入利息	2,655		1,924	
役務取引等収益	12,690		12,995	
受入為替手数料	7,145		7,091	
その他の役務収益	5,545		5,903	
特定取引収益	435		222	
商品有価証券収益	—		165	
特定金融派生商品収益	435		57	
その他業務収益	3,679		2,293	
外国為替売買益	1,052		838	
国債等債券売却益	2,428		1,405	
金融派生商品収益	—		38	
その他の業務収益	197		11	
その他経常収益	12,618		8,978	
株式等売却益	3,786		2,727	
金銭の信託運用益	—		242	
その他の経常収益	8,831		6,009	
経常費用	135,414	92.85	288,636	217.46
資金調達費用	25,491		17,205	
預金利息	20,316		12,548	
譲渡性預金利息	36		130	
コールマネー利息	19		3	
売渡手形利息	0		10	
借用金利息	2,684		2,058	
転換社債利息	21		—	
金利スワップ支払利息	2,307		2,371	
その他の支払利息	104		82	
役務取引等費用	3,412		3,394	
支払為替手数料	1,223		1,222	
その他の役務費用	2,188		2,172	
特定取引費用	27		—	
商品有価証券費用	27		—	
その他業務費用	710		2,058	
国債等債券売却損	673		276	
国債等債券償却	—		1,781	
その他の業務費用	37		—	

（金額単位　百万円）

科目 ＼ 年度別	前事業年度 自 平成12年4月 1日 至 平成13年3月31日		当事業年度 自 平成13年4月 1日 至 平成14年3月31日	
	金額	百分比(%)	金額	百分比(%)
営業経費	62,747		58,938	
その他経常費用	43,025		207,039	
貸倒引当金繰入額	13,667		81,913	
貸出金償却	19,922		32,175	
株式等売却損	509		1,428	
株式等償却	3,485		84,320	
金銭の信託運用損	612		79	
その他の経常費用	4,827		7,120	
経常利益（△は経常損失）	10,422	7.15	△ 155,906	△117.46
特別利益	330	0.23	274	0.20
動産不動産処分益	174		218	
償却債権取立益	156		55	
金融先物取引責任準備金取崩額	0		—	
特別損失	9,152	6.28	1,877	1.41
動産不動産処分損	765		1,877	
その他の特別損失	8,386		—	
税引前当期純利益 （△は税引前当期純損失）	1,600	1.10	△ 157,509	△118.67
法人税、住民税及び事業税	78	0.05	160	0.12
法人税等調整額	△ 4,211	△2.88	△ 21,970	△ 16.55
当期純利益（△は当期純損失）	5,734	3.93	△ 135,699	△102.24
前期繰越利益	12,574		17,979	
再評価差額金取崩額	1,057		1,578	
中間配当額	577		—	
中間配当に伴う利益準備金積立額	115		—	
当期未処分利益 （△は当期未処理損失）	18,672		△ 116,141	

③【利益処分計算書及び損失処理計算書】

(金額単位　百万円)

科目＼年度別	前事業年度 (株主総会承認日平成13年6月28日) 金額		科目＼年度別	当事業年度 (株主総会承認日平成14年6月27日) 金額
当期未処分利益		18,672	当期未処理損失	116,141
利益処分額		693	損失処理額	116,141
利益準備金		115	利益準備金取崩額	15,794
第一回第1種優先株式配当金	(1株につき3円85銭)	577	資本準備金取崩額	100,346
次期繰越利益		17,979	次期繰越利益	―

重要な会計方針

	前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
1．特定取引資産・負債の評価基準及び収益・費用の計上基準	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下「特定取引目的」）の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、期中の受払利息等に、有価証券、金銭債権等については前期末と当期末における評価損益の増減額を、派生商品については前期末と当期末におけるみなし決済からの損益相当額の増減額を加えております。	同　左
2．有価証券の評価基準及び評価方法	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券については、移動平均法による原価法又は償却原価法により行っております。 (2) 有価証券運用を主目的とする単独運用の金銭の信託において信託財産として運用されている有価証券の評価は、時価法により行っております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券のうち時価のあるものについては、期末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては、移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、全部資本直入法により処理しております。 (2)　同　左
3．デリバティブ取引の評価基準及び評価方法	デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。	同　左
4．固定資産の減価償却の方法	(1) 動産不動産 動産については定率法、不動産については定額法を採用しております。 なお、主な耐用年数は次のとおりであります。	(1) 動産不動産 動産については定率法、不動産については定額法を採用しております。 なお、主な耐用年数は次のとおりであります。

	前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
	建物：15年～39年 動産： 5年～ 6年	建物：15年～39年 動産： 5年～ 6年
	(2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間（5年）に基づく定額法により償却しております。	(2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間（6年）に基づく定額法により償却しております。
5．繰延資産の処理方法	新株発行費は、商法第286条の4に基づき資産計上のうえ、3年間で均等償却を行っております。	同　左
6．外貨建て資産及び負債の本邦通貨への換算基準	外貨建の資産・負債については、決算日の為替相場による円換算額を付しております。 ただし、①外国法人に対する出資（ただし、外貨にて調達したものを除く）、②外貨建転換社債、③その他当行が直物外貨建資産残高に算入することが適当でないと定めた外貨建資産は取得時、直物外貨建負債残高に算入することが適当でないと定めた外貨建負債については発生時の為替相場によっております。	外貨建資産・負債については、取得時の為替相場による円換算額を付す子会社株式を除き、主として決算日の為替相場による円換算額を付しております。
7．引当金の計上基準	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下「実質破綻先」という。）の債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、一定の種類毎に分類し、過去の一定期間における貸倒実績から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等に起因して生ずる損失見込額を特定海外債権引当勘定（租税特別措置法第55条の2の海外投資等損失準備金を含む）として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業関連部署が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下「実質破綻先」という。）の債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、一定の種類毎に分類し、過去の一定期間における貸倒実績から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等に起因して生ずる損失見込額を特定海外債権引当勘定（租税特別措置法第55条の2の海外投資等損失準備金を含む）として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業関連部署が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監

	前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
	査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は170,988百万円であります。	査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は192,000百万円であります。
	(2) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の費用処理方法は以下のとおりであります。 過去勤務債務:発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理 数理計算上の差異:発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により、翌期から損益処理 なお、会計基準変更時差異（18,860百万円）については、15年による按分額を費用処理しております。	(2) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の費用処理方法は以下のとおりであります。 過去勤務債務:その発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理 数理計算上の差異:各発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により按分した額を、それぞれ発生の翌期から損益処理 なお、会計基準変更時差異（18,860百万円）については、15年による按分額を費用処理しております
	(3) 債権売却損失引当金 （株）共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。	(3) 債権売却損失引当金 同　　左
	(4) その他の偶発損失引当金 取引先との先物為替予約取引等において発生の可能性が高い将来の偶発損失に対して合理的に見積もられた金額を計上しております。	――――――
8．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同　　左
9．ヘッジ会計の方法	ヘッジ会計の方法は、貸出金・預金等の多数の金融資産・負債から生じる金利リスクをデリバティブ取引を用いて総体で管理する、「マクロヘッジ」を適用しているほか、一部の資産・負債について、ヘッジ対象とヘッジ手段を直接対応させる「個人ヘッジ」を適用しております。 マクロヘッジは、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査	同　　左

	前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
	上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められたリスク調整アプローチによるリスク管理方法であり、繰延ヘッジによる会計処理を行っております。 また、リスク管理方針に定められた許容リスク量の範囲内にリスク調整手段となるデリバティブのリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを検証することにより、ヘッジの有効性を評価しております。 個別ヘッジは、繰延ヘッジによる会計処理あるいは金利スワップの特例処理を行っております。	
10. 消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。 ただし、動産不動産に係る控除対象外消費税等は当期の費用に計上しております。	同　左

追加情報

前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
(退職給付会計) 当事業年度から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会平成10年6月16日))を適用しております。この結果、従来の方法によった場合と比較して、経常利益は231百万円、税引前当期純利益は231百万円減少しております。 なお、退職給与引当金は、退職給付引当金に含めて表示しております。	――――――
(金融商品会計) 1. 当事業年度から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益は628百万円、税引前当期純利益は628百万円減少しております。 2. 金融商品に係る会計基準の適用に伴う財務諸表等規則及び銀行法施行規則の改正により、貸借対照表の表示科目が改定されましたが、その内容は次のとおりであります。 (1) 現先取引については、従来、売買処理しておりましたが、「買現先勘定」及び「売現先勘定」に資金取引として処理することとなりましたが、当事業年度末は該当ありません。 3. 使用貸借または賃貸借契約により貸付けている有価証券は、従来貸付有価証券に計上しておりましたが、当事業年度よりその種類ごとに国債、地方債等に計上することになりました。当事業年度末における使用貸借または賃貸借契約により貸付けている有価証券はありません。 4. 当事業年度においては、その他有価証券のうち時価のあるものについて、時価評価を行っておりません。なお、平成12年大蔵省令第8号附則第4項によるその他有価証券に係る貸借対照表計上額等は次のとおりであります。また、以下の金額には「国債」「地方債」「社債」「株式」「その他の証券」のほか、「預け金」中の譲渡性預け金、「買入金銭債権」中の信託受益権が含まれております。 貸借対照表計上額 770,018百万円 時価 715,798百万円 差額 △ 54,220百万円 評価差額金相当額 △ 31,822百万円 繰延税金資産相当額 22,398百万円	(金融商品会計) 金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))の適用に伴い、当事業年度から次のとおり処理しております。 ・その他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「その他有価証券評価差額金」として計上しております。

前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
(外貨建取引等会計基準) 「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を継続適用しております。	(外貨建取引等会計基準) 従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を適用しておりましたが、当事業年度から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第20号)が適用される処理を除き、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しております。 資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号にもとづき、債権元本相当額および債務元本相当額の決算日の為替相場による正味の円換算額を貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により損益計算書に計上するとともに、決算日の未収収益または未払費用を計上しております。 なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。 異なる通貨での資金調達・運用を動機とし、契約締結時における元本相当額の支払額又は受取額と通貨スワップ契約満了時における元本相当額の受取額又は支払額が同額で、かつ、元本部分と金利部分に適用されるスワップレートが合理的なレートである直先フラット型の通貨スワップ取引(利息相当額の支払日ごとにその時点の実勢為替相場を反映して一方の通貨の元本相当額を更改し、かつ、各利払期間ごとに直先フラットである通貨スワップ取引を含む)については、日本公認会計士協会業種別監査委員会報告第20号にもとづき、債権元本相当額および債務元本相当額の決算日の為替相場による正味の円換算額を貸借対照表に計上し、交換利息相当額はその期間にわたり発生主義により損益計算書に計上するとともに、決算日の未収収益または未払費用を計上しております。

前 事 業 年 度 自 平成12年4月 1日 至 平成13年3月31日	当 事 業 年 度 自 平成13年4月 1日 至 平成14年3月31日
	(貸借対照表関係) 自己株式は、従来、株式に含めて計上しておりましたが、財務諸表等規則および銀行法施行規則が改正されたことに伴い、当期から資本の部の末尾に「自己株式」を設けて資本から控除する方法により表示しております。この方法により、従来の方法によった場合に比べ、資産の部は12百万円、資本の部は12百万円それぞれ減少しております。
(外形標準課税関係) 利益に関連する金額を課税標準とする事業税以外の事業税は、その他の経常費用として計上しております。なお、東京都にかかる事業税については、従来、「法人税、住民税及び事業税」に計上しておりましたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号)が平成12年4月1日に施行されたことに伴い、当期より、その他の経常費用に163百万円計上しております。	(外形標準課税関係) 東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年4月1日東京都条例第145号)(以下都条例)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。 平成12年10月18日、当行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金163百万円及び損害賠償金100百万円の請求を認める判決を言い渡しましたが、3月29日、東京都は、判決を不服として、東京高等裁判所に控訴しております。 このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理についても、前期と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。上記条例施行に伴い、東京都にかかる事業税については、前期が163百万円、当期が133百万円をその他の経常費用に計上しており、所得が課税標準である場合に比べ経常利益はそれぞれ同額減少しております。また、当該事業税は税効果会計の計算に含められる税金ではないため、所得が課税標準である場合に比べ、「繰延税金資産」は 575百万円減少いたしました。また、「再評価に係る繰延税金負債」は125百万円減少し、「再評価差額金」は 125百万円増加し、「評価差額金」は31百万円減少しております。 また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年6月9日大阪府条例第131号)(以下府条例)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
	平成14年4月4日に、当行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。 このように当行は府条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理についても、大阪府に係る事業税を府条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では東京都と同様の会計処理を継続適用することが適当であると判断されるためであり、府条例を合憲・適法なものと認めたということではありません。上記条例施行に伴い、大阪府にかかる事業税については、　８５百万円をその他の経常費用に計上しており、所得が課税標準である場合に比べ経常利益は同額減少しております。また、当該事業税は税効果会計の計算に含められる税金ではないため、所得が課税標準である場合に比べ、「繰延税金資産」は３７５百万円減少いたしました。また、「再評価に係る繰延税金負債」は８１百万円減少し、「再評価差額金」は８１百万円増加し、「評価差額金」は２０百万円減少しております。 なお、大阪府に係る事業税については、平成14年5月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」（平成14年大阪府条例第77号）（以下改正府条例）が施行されたことにより、府条例による課税標準等の特例が平成14年4月1日以降開始する事業年度より適用されることとなりました。これにより、当事業年度に係る大阪府に対する事業税については、改正府条例附則２の適用を受け、当行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例ならびに改正府条例を合憲・適法なものと認めたということではありません。

注記事項

（貸借対照表関係）

前事業年度 （平成13年3月31日）	当事業年度 （平成14年3月31日）
※1．子会社の株式総額　371百万円 なお、本項の子会社は、銀行法第2条第8項に規定する子会社であります。	※1．子会社の株式総額　371百万円 なお、本項の子会社は、銀行法第2条第8項に規定する子会社であります。
※2．消費貸借契約により貸し付けている有価証券が、国債に5,213百万円含まれております。	※2．消費貸借契約（債券貸借取引および現金担保付債券貸借取引）により貸し付けている有価証券は該当ありません。また、使用貸借又は賃貸借契約により貸し付けている有価証券も該当ありません。
※3．自己株式のうち、商法第210条ノ2第2項第3号に定める自己株式はありません。	――――――
※4．貸出金のうち、破綻先債権額は32,601百万円、延滞債権額は265,910百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下「未収利息不計上貸出金」という）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 なお、当期から資産の自己査定に基づき貸出金の未収利息を収益不計上としたため、延滞債権額には従来採用していた税法基準によれば、3カ月以上延滞債権となるもの30,959百万円、貸出条件緩和債権となるもの98,292百万円、延滞債権に該当しなくなるもの62,341百万円が含まれております。	※4．貸出金のうち、破綻先債権額は107,131百万円、延滞債権額は227,301百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下「未収利息不計上貸出金」という）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。
※5．貸出金のうち、3カ月以上延滞債権額は2,531百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が、約定支払日の翌日から3カ月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※5．貸出金のうち、3カ月以上延滞債権額は2,631百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が、約定支払日の翌日から3カ月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
※6．貸出金のうち、貸出条件緩和債権額は103,852百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※6．貸出金のうち、貸出条件緩和債権額は80,017百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

前事業年度 (平成13年3月31日)	当事業年度 (平成14年3月31日)
※7．破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は404,896百万円であります。 なお、上記4．から7．に掲げた債権額は、貸倒引当金控除前の金額であります。	※7．破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は417,081百万円であります。 なお、上記4．から7．に掲げた債権額は、貸倒引当金控除前の金額であります。
※8．手形割引により取得した商業手形の額面金額は、196,979百万円であります。	※8．手形割引により取得した商業手形の額面金額は、170,384百万円であります。
――――――	※9．ローン・パーティシペーションで、平成7年6月1日付日本公認会計士協会会計制度委員会報告第3号に基づいて、原債務者に対する貸出金として会計処理した参加元本金額のうち、貸借対照表計上額は、10,000百万円であります。
※10．担保に供している資産は次のとおりであります。 担保に供している資産 有価証券　118,415百万円 貸出金　12,490百万円 担保資産に対応する債務 預金　39,467百万円 現金担保付債券貸借取引　5,213百万円 コールマネー　―百万円 借用金　―百万円 上記のほか、為替決済等の取引の担保あるいは先物取引証拠金等の代用として、有価証券56,530百万円、その他資産7百万円を差し入れております。	※10．担保に供している資産は次のとおりであります。 担保に供している資産 有価証券　304,369百万円 貸出金　1,150百万円 コマーシャルペーパー　1,000百万円 担保資産に対応する債務 預金　38,216百万円 コールマネー　50,000百万円 売渡手形　150,300百万円 上記のほか、為替決済等の取引の担保あるいは先物取引証拠金等の代用として、有価証券76,154百万円、その他資産8百万円を差し入れております。 なお、動産不動産のうち保証金権利金は3,036百万円であります。
※11．当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、1,080,567百万円であります。このうち原契約期間が1年以内のものが1,078,932百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※11．当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、1,079,041百万円であります。このうち原契約期間が1年以内のものが1,078,282百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

前事業年度 (平成13年3月31日)	当事業年度 (平成14年3月31日)
※12. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年3月31日 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第4号に定める算定方式に基づき、地価税法に規定する地価税の課税価格の計算基礎となる土地の価額（路線価）を基準として時価を算出しております。 同法律第10条に定める再評価を行った事業用土地の当期末における時価の合計額と当該事業用土地の再評価後の帳簿価額の合計額との差額 22,594百万円	※12. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年3月31日 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第4号に定める算定方式に基づき、地価税法に規定する地価税の課税価格の計算基礎となる土地の価額（路線価）を基準として時価を算出しております。 同法律第10条に定める再評価を行った事業用土地の当期末における時価の合計額と当該事業用土地の再評価後の帳簿価額の合計額との差額 27,391百万円
※13. 動産不動産の減価償却累計額　81,478百万円	※13. 動産不動産の減価償却累計額　77,126百万円
※14. 動産不動産の圧縮記帳額　5,154百万円 (当期圧縮記帳額　—百万円)	※14. 動産不動産の圧縮記帳額　4,217百万円 (当期圧縮記帳額　—百万円)
※15. 借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金107,100百万円が含まれております。	※15. 借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金92,000百万円が含まれております。
※16. 会社が発行する株式の総数 普通株式　1,700,000千株 第１種優先株式　200,000千株 第２種優先株式　50,000千株 第３種優先株式　50,000千株 発行済株式総数 普通株式　686,111千株 第一回第１種優先株式　150,000千株	※16. 会社が発行する株式の総数 普通株式　1,700,000千株 第１種優先株式　200,000千株 第２種優先株式　50,000千株 第３種優先株式　50,000千株 発行済株式総数 普通株式　987,146千株 第一回第１種優先株式　150,000千株
※17. 利益準備金による欠損てん補 欠損てん補に充当された金額　25,024百万円 欠損てん補を行った年月　平成10年６月	――――――
※18. その他の剰余金のうち、商法第290条第1項第6号に規定されている純資産額の該当はありません。	――――――

（リース取引関係）

前事業年度 自 平成12年4月1日 至 平成13年3月31日	当事業年度 自 平成13年4月1日 至 平成14年3月31日
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 　　動産　その他　合計 取得価額相当額　2,269百万円　―百万円　2,269百万円 減価償却累計額相当額　667百万円　―百万円　667百万円 年度末残高相当額　1,061百万円　―百万円　1,601百万円 （注）取得価額相当額は、未経過リース料年度末残高が有形固定資産の年度末残高等に占める割合が低いため、支払利子込み法によっております。 ・未経過リース料年度末残高相当額 1年内　1年超　合計 322百万円　1,279百万円　1,601百万円 （注）未経過リース料年度末残高相当額は、未経過リース料年度末残高が有形固定資産の年度末残高等に占める割合が低いため、支払利子込み法によっております。 ・支払リース料及び減価償却費相当額 支払リース料　324百万円 減価償却費相当額　324百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 　　動産　その他　合計 取得価額相当額　4,330百万円　―百万円　4,330百万円 減価償却累計額相当額　638百万円　―百万円　638百万円 年度末残高相当額　3,692百万円　―百万円　3,692百万円 （注）取得価額相当額は、未経過リース料年度末残高が有形固定資産の年度末残高等に占める割合が低いため、支払利子込み法によっております。 ・未経過リース料年度末残高相当額 1年内　1年超　合計 565百万円　3,127百万円　3,692百万円 （注）未経過リース料年度末残高相当額は、未経過リース料年度末残高が有形固定資産の年度末残高等に占める割合が低いため、支払利子込み法によっております。 ・支払リース料及び減価償却費相当額 支払リース料　439百万円 減価償却費相当額　439百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。

（有価証券関係）

○子会社株式及び関連会社株式で時価のあるもの
該当ありません。

（税効果会計関係）

前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 貸倒引当金 79,380百万円 減価償却超過額 2,931百万円 退職給付引当金 3,768百万円 その他 6,377百万円 繰越欠損金 7,604百万円 繰延税金資産小計 100,062百万円 評価性引当額 23,196百万円 繰延税金資産合計 76,866百万円 繰延税金負債 ―百万円 繰延税金資産の純額 76,866百万円 2．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主な項目別の内訳 法定実効税率 41.47％ （調整） 評価性引当額の増減 △290.44％ 税率変更による期末繰延税金資産の減額修正 16.59％ 受取配当金益金等永久に益金に算入されない項目 △ 38.75％ 交際費等永久に損金に算入されない項目 8.02％ その他 4.87％ 税効果会計適用後の法人税等の負担率 △258.23％ 3．「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年大阪府条例第131号）が平成12年6月9日に公布されたことから，繰延税金資産および繰延税金負債の計算に使用する法定実効税率を当期より前記の41.46％から41.31％に変更しております。 この変更により，繰延税金資産の金額は279百万円減少し，当期に計上された法人税等調整額の金額は同額増加しております。 また，再評価に係る繰延税金負債の金額は86百万円減少し，再評価差額金の金額は同額増加しております。	1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 貸倒引当金 116,644百万円 減価償却超過額 2,691百万円 退職給付引当金 5,255百万円 その他有価証券評価差額金 5,738百万円 その他 40,884百万円 繰越欠損金 ― 百万円 繰延税金資産小計 171,215百万円 評価性引当額 67,752百万円 繰延税金資産合計 103,462百万円 繰延税金負債 ― 百万円 繰延税金資産の純額 103,462百万円

（１株当たり情報）

	前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
１株当たり純資産額	305.54円	105.68円
１株当たり当期純利益 （△は１株当たり当期純損失）	6.67円	△ 184.30円
潜在株式調整後１株当たり当期純利益	― 円	― 円

（注） １．１株当たり純資産額は、期末純資産額から「期末発行済優先株式数×発行価額」を控除した金額を、期末発行済普通株式数で除して算出しております。

２．１株当たり当期純利益（又は当期純損失）は、当期純利益（又は当期純損失）から当期の優先株式配当金総額を控除した金額を、期中平均発行済普通株式数で除して算出しております。

３．潜在株式調整後１株当たり当期純利益金額については、潜在株式がないので記載しておりません。

４．１株当たり情報の計算については、当期より自己株式数を控除して算出しております。

（重要な後発事象）

該当ありません。

④【附属明細表】

当事業年度（平成13年4月1日から平成14年3月31日まで）

【有形固定資産等明細表】

（金額単位　百万円）

資産の種類		前期末残高	当期増加額	当期減少額	当期末残高	当期末減価償却累計額又は償却累計額	当期償却額	差引当期末残高
有形固定資産	土地	85,281	63	2,780	82,564	—	—	82,564
	建物	81,565	257	428	81,394	50,430	1,207	30,964
	動産	39,561	2,136	8,000	33,697	26,696	2,245	7,001
	建設仮払金	6	52	53	5	—	—	5
	計	206,414	2,510	11,262	197,662	77,126	3,453	120,535
無形固定資産	電話施設利用権	239	—	0	238	202	7	36
	電話加入権	285	0	0	285	—	—	285
	計	524	0	0	523	202	7	321
その他		8,641	1,281	512	9,410	2,216	895	7,194

（注）１．土地、建物、動産の３つの項目は、貸借対照表科目では「土地建物動産」に計上しております。

２．「無形固定資産」および「その他」の項目は、貸借対照表科目では「保証金権利金」および「その他の資産」に計上しております。

３．「その他」には、ソフトウェア資産を含んでおります。

【資本金等明細表】

（金額単位　百万円）

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金			120,842	19,567	—	140,409
	資本金のうち既発行株式	普通株式（注1,2）	(686,111千株) 83,342	(301,035千株) 19,567	(　—千株) —	(　987,146千株) 102,909
		第一回第１種優先株式	(150,000千株) 37,500	(　—千株) —	(　—千株) —	(　150,000千株) 37,500
		計	(836,111千株) 120,842	(301,035千株) 19,567	(　—千株) —	(1,137,146千株) 140,409
資本準備金及びその他の資本剰余金	（資本準備金） 株式払込剰余金（注2）		95,778	19,567	—	115,345
	（その他の資本準備金）		—	—	—	—
	計		95,778	19,567	—	115,345
利益準備金及び任意積立金	（利益準備金）（注3）		15,678	115	—	15,794
	（任意積立金） 別途積立金		— —	— —	— —	— —
	計		15,678	115	—	15,794

（注）１．当期末における自己株式数は74,420株であります。

２．当期増加額は、第三者割当増資によるもの（普通株式301,035,000株、資本金19,567百万円、資本準備金19,567百万円）であります。

３．当期増加額は、前期決算の利益処分に伴う積立によるものであります。

【引当金明細表】

（金額単位　百万円）

区　　分	前期末残高	当期増加額	当期減少額		当期末残高
			目的使用	その他	
貸倒引当金	111,976	156,888	37,001	74,975	156,888
一般貸倒引当金	30,094	32,747	―	30,094	32,747
個別貸倒引当金	81,700	123,458	37,001	44,698	123,458
うち非居住者向け債権分	254	138	―	254	138
特定海外債権引当勘定	182	683	―	182	683
債権売却損失引当金	2,349	6,006	146	2,203	6,006
その他の偶発損失引当金	2	―	―	2	―
計	114,328	162,894	37,148	77,180	162,894

（注）当期減少額（その他）欄に記載の減少額はそれぞれ次の理由によるものであります。
一般貸倒引当金・・・・・・・洗替による取崩額
個別貸倒引当金・・・・・・・主として洗替による取崩額
うち非居住者向け債権分・・・主として洗替による取崩額
特定海外債権引当勘定・・・・洗替による取崩額
債権売却損失引当金・・・・・洗替による取崩額
その他の偶発損失引当金・・・洗替による取崩額

○ 未払法人税等

（金額単位　百万円）

区　　分	前期末残高	当期増加額	当期減少額		当期末残高
			目的使用	その他	
未払法人税等	251	125	239	―	136
未払法人税等	88	125	76	―	136
未払事業税	163	―	163	―	―

(2)【主な資産及び負債の内容】

当事業年度末（平成14年3月31日現在）の主な資産及び負債の内容は、次のとおりであります。

① 資産の部

預け金	日本銀行への預け金283,044百万円、他の銀行への預け金26,679百万円その他であります。
その他の証券	外国証券75,150百万円その他であります。
前払費用	消耗品費82百万円、借入金利息82百万円、印紙税34百万円その他であります。
未収収益	貸出金利息4,488百万円有価証券利息3,775百万円その他であります。
その他の資産	仮払金5,482百万円（不渡異議申立提供金等）、預託金4,778百万円その他であります。

② 負債の部

その他の預金	外貨預金119,159百万円、別段預金59,171百万円その他であります。
未払費用	預金利息8,928百万円その他であります。
前受収益	貸出金利息3,964百万円その他であります。
その他の負債	代理店借4,930百万円、ファクタリングに係る負債3,749百万円その他であります。

(3)【その他】

該当ありません

第６【提出会社の株式事務の概要】

決算期	3月31日
定時株主総会	6月中
株主名簿閉鎖の期間	――
基準日	3月31日
株券の種類 普通株式 優先株式	 1株券、10株券、50株券、100株券、500株券、1,000株券、10,000株券、100株券未満の株式数を表示した株券 1,000株券、10,000株券、100,000株券
中間配当基準日	9月30日
１単元の株式数	1,000株
株式の名義書換え 取扱場所 代理人 取次所 名義書換手数料 新券交付手数料	 東京都中央区日本橋茅場町一丁目2番4号　日本証券代行株式会社本店 東京都中央区日本橋茅場町一丁目2番4号　日本証券代行株式会社 日本証券代行株式会社支店 無料 株券１枚につき　印紙税相当額
単元未満株式の買取り 取扱場所 代理人 取次所 買取手数料	 東京都中央区日本橋茅場町一丁目2番4号　日本証券代行株式会社本店 東京都中央区日本橋茅場町一丁目2番4号　日本証券代行株式会社 日本証券代行株式会社支店 次に定める算式により１単元あたりの手数料金額を算定し、これを買い取った単元未満株式の数で按分した金額 １株あたりの買取価格に１単元の株式数を乗じた合計金額のうち100万円以下の金額につき1.150%。 100万円を超え500万円以下の金額につき0.900%。 (2,500円に満たない場合には2,500円)
公告掲載新聞名	日本経済新聞、富山市において発行する北日本新聞
株主に対する特典	ありません

（注）平成14年6月27日開催の定時株主総会決議により、「新券交付手数料」を「株券１枚につき　200円」から「株券１枚につき　印紙税相当額」に改めました。

第７【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1) 有価証券報告書及びその添付書類
事業年度（第94期）（自 平成12年4月1日　至 平成13年3月31日）　平成13年6月29日　関東財務局長に提出。

(2) 発行登録書（株式）（発行予定額　300億円）　平成13年11月6日　関東財務局長に提出。

(3) 半期報告書
（第95期中）（自 平成13年4月1日　至 平成13年9月30日）　平成13年12月20日　関東財務局長に提出。

(4) 訂正発行登録書（株式）
平成13年11月6日提出上記(2)の発行登録書に係る訂正発行登録書　平成13年12月20日　関東財務局長に提出。

(5) 発行登録取下届出書（株式）
平成13年11月6日提出上記(2)の発行登録書に係る発行登録取下届出書
平成14年1月9日　関東財務局長に提出。

(6) 発行登録書（株式）（発行予定額　400億円）　平成14年1月9日　関東財務局長に提出。

(7) 発行登録追補書類（株式）
平成14年1月9日提出上記(6)の発行登録書に係る発行登録追補書類
平成14年1月24日　関東財務局長に提出。

(8) 発行登録取下届出書（株式）
平成14年1月9日提出上記(6)の発行登録書に係る発行登録取下届出書
平成14年2月15日　関東財務局長に提出。

(9) 臨時報告書
企業内容等の開示に関する省令第19条第2項第11号（売掛金、貸付金、その他の債権につき取立不能または取立遅延のおそれが生じた場合）の規定に基づく報告書　平成14年3月4日　関東財務局長に提出。

(10) 臨時報告書
企業内容等の開示に関する省令第19条第2項第11号（売掛金、貸付金、その他の債権につき取立不能または取立遅延のおそれが生じた場合）および第12号の規定に基づく報告書
平成14年3月5日　関東財務局長に提出。

第二部【提出会社の保証会社等の情報】

該当ありません。

THE HOKURIKU BANK, LTD.

82-1045

October 11, 2002

United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street
Washington D.C. 20549 U.S.A.

Attention: Mr. Howard E Goldberg

Dear Sirs,

We hereby enclose the material documents listed below published in 2002.

Name of Report

1. 2002 Annual Report (Year ended March 31, 2002)
2. Brief Description of Securities Report (Year ended March 31, 2002)

These are supplied in order to maintain the exemption for American Depository Receipts pursuant to Rule 12G3-2(B).

Yours faithfully,

Masayuki Tsuji
Senior Deputy General Manager
Treasury & Securities Department

THE HOKURIKU BANK, LTD.

82-1045

Brief Description of Securities Report

(Based on Securities & Exchange Law 24-1)

The 95th fiscal year: From April 1, 2001 to March 31, 2002

To: Finance Minister

Presented on Jun 28, 2002

Company Name: The Hokuriku Bank, Ltd.
The Name & Title of Representative: Shigeo Takagi, President
Address of Head Office: 2-26 Tsutsumicho-dori 1chome, Toyama-shi, Toyama, 930-8637 Japan
Telephone Number: 81-76-423-7111
Responsible Officer: Osamu Mori, General Manager of General Affairs Department
Location where Securities Report is available to the public:
The Hokuriku Bank, Ltd., Tokyo Office

Table of Contents:

4. Additional Information of the Company
  1. Shares
    (1) Total number of Shares
    (2) Share Acquisition Rights
    (3) Changes in Total number of issued Shares and Shareholders' Equity
    (4) Classification of Shareholders
    (5) Major Shareholders
    (6) Voting rights
    (7) Stock Option Program
  2. Stock Redemption
    (1) Stock Redemption related to the transfer to Directors or Employees, and the
      ① Consumption by the profit and capital reserve or the reappraised differential value
      [The Purchase of Stock in accordance with resolution in general meeting of Shareholders, the Purchase from Subsidiaries or the Consumption by the reappraised differential value]
      ② Stock Redemption Conducted in accordance with the resolution in the previous general meeting of Shareholders held in last year
    (2) Any Resolutions of Stock Redemption in the general meeting of Shareholders held in last year
  [The Purchase of Stock related to the capital reduction, the Consumption by the profit ruled in the Article or the Consumption of the stock redemption]
  3. Dividend Policy
  4. Movements in the Stock Price
  5. Directors and Corporate Auditors

5. Financial Outline
  Report of Independent Certified Public Accountant
  1. Consolidated financial statements & Others
    (1) Consolidated financial statements
      ① Consolidated balance sheets
      ② Consolidated statements of Income
      ③ Consolidated statements of Retained Earnings
      ④ Consolidated statements of Cash Flows
      ⑤ Annexed documents
    (2) Others
  Non-Consolidated Report of Independent Certified Public Accountant
  2. Non-Consolidated financial statements & Others
    (1) Non-Consolidated financial statements
      ① Non-Consolidated balance sheets
      ② Non-Consolidated statements of Income
      ③ Appropriation of Retained Earnings
      ④ Annexed documents
    (2) Major assets and liabilities
    (3) Others

6. Procedures of transactions in the Company's shares

7. Other Information of the Company

II. Information of the subsidiary whose main business is to provide guarantee

We state that English Annual Report contains basically the same information as described in this Securities Report.

Please refer to the English Annual Report.